SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	SPECIAL REPORT PURSUANT TO RULE 15d-2 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 28, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 333-191029

TOPS HOLDING II CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	46-2733709
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6363 Main Street, Williamsville, New York 14221	(716) 635-5000
(Address of principal executive offices, including zip code)	(Telephone Number)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of March 27, 2014, 126,560 shares of common stock of the registrant were outstanding.

TOPS HOLDING II CORPORATION

i

EXPLANATORY NOTE

On January 7, 2014, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4 (SEC File No. 333-191029) of Tops Holding II Corporation (“Holding II”) and the other registrants named therein.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended, provides that if an issuer’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the issuer’s last full fiscal year preceding the year in which the registration statement becomes effective, then the issuer must, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for the last full fiscal year meeting the requirements of the form appropriate for annual reports of that issuer. Rule 15d-2 further provides that the special report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the issuer.

As the Form S-4 Registration Statement referenced above did not contain the certified financial statements of Holding II for the year ended December 28, 2013, Holding II is hereby filing such certified financial statements, together with a Management’s Discussion and Analysis and other narrative disclosures, under cover of an annual report on Form 10-K.

In this Special Report on Form 10-K, or 10-K, the terms “we,” “our,” “us,” the “Company,” and “Holding II” refer to Tops Holding II Corporation and its consolidated subsidiaries, including its wholly-owned subsidiary, Tops Holding LLC, and its indirect wholly-owned subsidiary, Tops Markets, LLC (“Tops Markets”). In this 10-K, we may identify our fiscal years by reference to the calendar year ended nearest to the end of that fiscal year. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Basis of Presentation” in Item 7 of this 10-K for additional information.

Forward-Looking Statements

This 10-K includes forward-looking statements, which are generally statements about future events, plans, objectives and performance. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements. Forward-looking statements reflect our current expectations, based on currently available information, and are not guarantees. Although we believe that the expectations reflected in such forward-looking statements are reasonable, these expectations could prove inaccurate as such statements involve risks and uncertainties, many of which are beyond our ability to control or predict. Should one or more of these risks or uncertainties, or other risks or uncertainties not currently known to us or that we currently deem to be immaterial, materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors relating to these risks and uncertainties include, but are not limited to the following:

•	current economic conditions and the impact on consumer demand and spending and our pricing strategy;

•	pricing and market strategies, the expansion, consolidation and other activities of competitors, and our ability to respond to the promotional practices of competitors;

•	our ability to effectively increase or maintain our profit margins;

•	the success of our acquisition and remodel plans;

•	fluctuations in utility, fuel and commodity prices which could impact consumer spending and buying habits and the cost of doing business;

•	risks inherent in our fuel station operations;

•	our exposure to local economies and other adverse conditions due to our geographic concentration;

•	risks of natural disasters and severe weather conditions;

•	supply problems with our suppliers and vendors;

•	our relationships with unions and unionized employees, and the terms of future collective bargaining agreements or labor strikes;

•	increased operating costs resulting from increase in minimum wage, rising employee benefit costs or pension funding obligations;

•	changes in, or the failure or inability to comply with, laws and governmental regulations applicable to the operation of our pharmacy and other businesses;

•	the adequacy of our insurance coverage against claims of our customers in connection with our pharmacy services;

•	estimates of the amount and timing of payments under our self-insurance policies;

•	risks of liability under environmental laws and regulations;

•	our ability to maintain and improve our information technology systems;

•	events that give rise to actual or potential food contamination, drug contamination or food-borne illness or any adverse publicity relating to these types of concerns, whether or not valid;

•	threats or potential threats to security;

•	our ability to retain key personnel;

•	risks of data security breaches or losses of confidential customer information;

•	risks relating to our substantial indebtedness;

•	claims or legal proceedings against us; and

•	other factors discussed under “Risk Factors” and elsewhere in this 10-K.

We caution that investors should not place undue reliance on forward-looking statements, which speak only as of the date on which they are made. We disclaim any intention, obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1. BUSINESS

The Company is a leading supermarket retailer in Upstate New York, Northern Pennsylvania and Vermont. Holding II was incorporated on May 7, 2013. Introduced in 1962, the Company’s Tops brand is widely recognized as a strong retail supermarket brand name in the Company’s market area, supported by strong customer loyalty and attractive supermarket locations. As of December 28, 2013, the Company operated 155 full-service supermarkets under the banners of Tops and Orchard Fresh, with an additional five supermarkets operated by franchisees. The Company is headquartered in Williamsville, New York.

The Company’s revenues are earned and cash is generated as consumer products are sold to customers in its supermarkets. The Company earns income predominantly by selling products at prices in excess of its costs to make these products available to its customers. These costs include procurement and distribution costs, facility occupancy and operational costs and overhead expenses.

EMPLOYEES

The Company employs approximately 15,100 associates. Approximately 81% of these associates are members of United Food and Commercial Workers, or UFCW, District Union Local One, or Local One, or two other UFCW unions. Approximately 4% are members of Teamsters Local 264, working within our distribution facilities. All other associates are non-union, with approximately 23% serving in the Company’s supermarkets acquired from Grand Union in October 2013 (the “GU Acquisition”). The Company is a party to six collective bargaining agreements with Local One expiring between March 2014 and October 2015. The Company has a non-Local One UFCW collective bargaining agreement expiring in February 2015, and the Company has signed an agreement related to another non-Local One UFCW collective bargaining agreement that expires in April 2016. The Company is also party to three collective bargaining agreements with Teamster Local 264, an affiliate of the International Brotherhood of Teamsters expiring in August 2016.

STORE PROFILE AND LOCATION

As of December 28, 2013, the Company operated 155 supermarkets with an additional five supermarkets operated by franchisees.

Substantially all of the Company’s supermarkets are either freestanding or located in small neighborhood shopping centers. The Company believes that its supermarkets are strategically positioned and clustered in an efficient and targeted manner, focusing on key regions in Upstate New York and Northern Pennsylvania.

The Company’s corporate supermarkets are located in the following markets:

Market	Number of Stores
Buffalo, NY	56
Syracuse / Mid State, NY	44
Rochester, NY	23
Northern Pennsylvania	16
Northeastern NY / Vermont	16

Total supermarkets	155

The Company has a variety of supermarket sizes that are tailored to the specific needs of the local communities in which the Company operates. The majority of supermarkets are open 24 hours a day, 7 days a week. The following summarizes the number of supermarkets by size categories:

Square Feet	Number of Stores
75,000 and above	20
50,000 to 74,999	40
25,000 to 49,999	53
Under 25,000	42

Total	155

The Company will continue to look for opportunities to further optimize its store profile. This could involve, among other things, acquisitions, disposals, or closings of stores and other restructuring initiatives.

COMPETITION

The supermarket industry is highly competitive. The Company competes with various types of retailers, including local, regional and national supermarket retailers, convenience stores, retail drug chains, national general merchandisers and discount retailers, membership clubs, warehouse stores and independent and specialty grocers. Some of the Company’s larger national competitors may have an advantage through stronger buying power and greater capital resources. In addition, other national or international supermarkets or comparable store operators could enter our markets.

SEGMENTS

The Company’s supermarkets offer grocery, produce, frozen, dairy, meat, floral, seafood, health and beauty care, general merchandise, deli and bakery goods. The Company operates one supermarket format where each supermarket offers the same general mix of products with similar pricing to similar categories of customers. As of December 28, 2013, 79 supermarkets offered pharmacy services and 51 fuel stations were in operation, inclusive of the Company’s franchise locations. As a result of recent acquisition activity, including the GU Acquisition, the Company reevaluated its conclusions regarding its operating and reportable segments. The Company’s retail operations, which represent substantially all of its consolidated sales, earnings and total assets, are its only operating segment and reportable segment.

MERCHANDISING

The Company’s supermarkets offer a wide variety of high quality nationally advertised food and non-food products, local specialties and quality private label items. In addition, the Company offers services such as full-service in-store butchers, home meal replacement items, delicatessens, bakeries, organic products, floral departments, greeting cards and a wide variety of health and beauty care items. The Company’s merchandising strategy has created strong brand recognition in the markets in which we operate. The Company positions Tops supermarkets as “one-stop shops,” including such services as pharmacies, Tops branded fuel stations, in-store banking and Tim Hortons self-service coffee and donut kiosks. The Company is the only conventional supermarket chain to offer fuel in the Buffalo and Rochester markets. Additionally, the Company drives customer loyalty through successful bonus card programs. These programs provide loyalty incentives through price discounts and special promotions, including discounts on fuel prices at the Company’s fuel stations. These loyalty card programs also provide the Company with valuable data used to identify customer shopping patterns, preferences and demographics, and to optimize merchandising and inventory management.

SOURCES OF SUPPLY

For Fiscal 2013, approximately 61% of the Company’s products were supplied by C&S Wholesale Grocers, Inc. (“C&S”). Although there are a limited number of companies that can supply its supermarkets, the Company believes that other suppliers could provide similar products on comparable terms.

Effective December 22, 2013, the Company modified its existing supply agreement with C&S whereby Tops Markets will resume warehousing and transportation functions while C&S will continue to provide procurement and purchasing services in support of the majority of the Company’s supply chain. This modified supply agreement, which expires on September 24, 2016, sets out the parties’ respective responsibilities for the procurement and purchase of merchandise intended for use or resale in our supermarkets. In consideration for the services it provides under the agreement, C&S is paid a fee based on all merchandise procured and also has incentive income opportunities.

On September 24, 2012, the Company entered into a supplemental supply agreement with C&S to provide services similar to those described above in support of the 21 supermarkets acquired in the GU Acquisition. This agreement expires on September 23, 2022.

Effective May 1, 2013, Tops Markets entered into a member participation agreement with Topco Associates, LLC (“Topco”), a procurement cooperative for food retailers and wholesalers, for the supply of substantially all of the Company’s prescription drugs. Tops Markets must purchase 95% of its branded and generic prescription merchandise through Topco. This agreement expires February 28, 2017. The Company’s previous supply agreement for these products with McKesson Corporation was terminated without penalty.

LICENSES AND TRADEMARKS

The Company’s supermarkets require a variety of licenses and permits that are renewed on a periodic basis. Payment of a fee and adherence to the licensing agency’s requirements are generally the conditions to maintaining these licenses and permits. The Company maintains registered trademarks for nearly all its supermarket banner tradenames and private label brand names, including Tops, Tops Friendly Markets and Orchard Fresh. Trademarks are generally renewable on a 10-year cycle. In connection with the PT Acquisition, the Company also acquired trademarks from Penn Traffic. All of the retained Penn Traffic supermarkets have been converted to the Tops banner. In connection with the GU Acquisition, the Company also acquired trademarks from Grand Union. All of the Grand Union supermarkets have been converted to the Tops banner. The Company considers trademarks an important way to establish and protect our brands in a competitive environment.

GOVERNMENT REGULATION

The Company is subject to regulation by a variety of governmental authorities, including federal, state and local agencies that regulate trade practices, building standards, labor, health and safety matters. The Company is also subject to the oversight of government agencies that regulate the distribution and sale of alcoholic beverages, pharmaceuticals, tobacco products, milk and other agricultural products and other food items. The Company believes that its operations are in material compliance with these laws and regulations.

ENVIRONMENTAL MATTERS

The Company is subject to various federal, state and local environmental laws and regulations, including those relating to underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of regulated materials, the exposure of persons to regulated materials, the remediation of contaminated soil and groundwater and the health and safety of its employees.

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, impose strict, and under certain circumstances, joint and several, liability on the owner and operator as well as former owners and operators of properties for the costs of investigation, removal or remediation of contamination, and also impose liability for any related damages to natural resources. In addition, under CERCLA and similar state laws, as a person who arranges for the transportation, treatment or disposal of regulated materials, the Company also may be subject to similar liability at sites where such regulated materials come to be located. The Company may also be subject to third-party claims alleging property damage and/or personal injury in connection with releases of or exposure to regulated materials at, from or in the vicinity of current or formerly owned or operated properties or off-site waste disposal sites.

The Company is required to comply with federal, state and local regulations governing underground storage tanks that store fuel or other regulated substances. Pursuant to the Resource Conservation and Recovery Act of 1976, as amended, the federal Environmental Protection Agency, or EPA, has established a comprehensive regulatory program for the detection, prevention, investigation and cleanup of leaking underground storage tanks. State or local agencies are often delegated the responsibility for implementing the federal program or developing and implementing equivalent or stricter state or local regulations. The Company has a comprehensive program in place for performing routine tank testing and other compliance activities intended to promptly detect and investigate any potential releases. In addition, the Federal Clean Air Act and similar state laws impose requirements on our emissions from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process.

ITEM 1A. RISK FACTORS

General economic conditions that impact consumer spending could adversely affect us.

The retail food business is sensitive to changes in general economic conditions. Recessionary economic cycles, increases in interest rates, higher prices for commodities, fuel and other energy, inflation, high levels of unemployment and consumer debt, high tax rates and other economic factors that affect consumer spending or buying habits may materially adversely affect the demand for products we sell in our supermarkets. The United States economy continues to experience uncertainties related to energy prices, credit availability, difficulties in the banking and financial services sectors, decreases in home values and high unemployment rates. As a result, consumers are more cautious. This may lead to additional reductions in consumer spending, to consumers trading down to a less expensive mix of products or to consumers trading down to discounters for grocery items. Food deflation could reduce sales growth, while food inflation, combined with reduced consumer spending, could reduce gross profit margins.

Furthermore, we may experience additional reductions in traffic in our supermarkets or limitations on the prices we can charge for our products, either of which may reduce our sales and profit margins and have a material adverse effect on our business.

Significant competition in the supermarket industry could adversely affect us.

The supermarket industry, including within our market areas in Upstate New York, Northern Pennsylvania and Vermont, is highly competitive. We compete with various types of retailers, including local, regional, national and international supermarket retailers, convenience stores, retail drug chains, national general merchandisers and discount retailers, membership clubs, warehouse stores and “big box” retailers and independent and specialty grocers. We compete on the basis of location, quality of products, service, price, product variety and store condition and face pressure from existing competitors and the threatened entry of new competitors. Some of our competitors have attempted to increase market share through expanding their footprint and discount pricing, creating a more difficult environment in which to consistently increase year-over-year sales. Some of our competitors have greater resources and purchasing power than we have. Additionally, some of our competitors are not unionized, resulting in potentially lower labor and benefit costs. Any future consolidation within the supermarket industry could exacerbate these concerns. Our in-store delicatessens and prepared food offerings also face competition from restaurants and fast food chains.

The low profit margins in the grocery industry could adversely affect us.

Profit margins in the grocery industry are very low. In order to increase or maintain our profit margins, we use various strategies to reduce costs, such as productivity improvements, shrink reduction, increased distribution center efficiencies and energy efficiency programs. Additionally, in connection with transitioning acquired stores to our distribution system and consolidating warehouses, we have in the past and may in the future experience increased costs, supply disruptions or inventory shrinkage during the related transition period. Our inability to effectively implement these strategies or otherwise manage costs could have a material adverse effect on our financial results.

Unsuccessful expansion and remodeling plans could adversely affect us.

We have spent, and intend to continue to spend, significant capital and management resources on the development and implementation of our remodel and expansion plans. These plans, even if fully implemented, may not be successful and may not improve operating results. The level of sales and profit margins in our existing stores may not be duplicated in new stores and expenditures to remodel existing stores may not generate a return on the capital spent, depending on factors such as prevailing competition, development cost and our market position in the area served.

Increases in fuel, utility and commodity prices could adversely affect us.

We are dependent on the use of trucks to distribute goods to our supermarkets. Therefore, fluctuations in the price of fuel affect our overall cost of doing business. Additionally, increases in the cost of utilities affect the cost of operating our stores and warehouse and distribution facilities, and the cost of goods sold or used by us, including plastic bags, can be significantly impacted by increases in commodity prices. We may not be able to recover these rising costs through increased prices charged to our customers and our results of operations and cash flows could therefore be materially adversely affected.

Increases in wholesale and retail fuel prices could adversely affect us.

Crude oil and domestic wholesale petroleum markets are volatile. General political conditions, acts of war or terrorism, instability in oil producing regions and disasters could significantly impact crude oil supplies and wholesale petroleum costs. Significant increases or volatility in wholesale petroleum costs could result in significant increases in our retail price of fuel and could have an adverse effect on our total fuel sales (both in terms of dollars and gallons sold), the profitability of fuel sales and our plans to develop additional fuel centers. Retail gas price volatility could also diminish customer fuel purchases and reduce customer traffic at our supermarkets.

The geographic concentration of our supermarkets creates a heavy exposure to the risks of the local economy and other adverse local conditions.

Our headquarters, our supermarkets and our primary warehouse and distribution facility that services the majority of our supermarkets are located in Upstate New York, Northern Pennsylvania and Vermont and our business is therefore vulnerable to economic downturns in those regions. As a result, we are more susceptible to local conditions than the operations of more geographically diversified competitors and any unforeseen events or circumstances that affect our operating area could also materially adversely affect our business. These conditions include, among other things, an unfavorable business and tax climate, adverse changes in the local economy, unfavorable demographics and population loss.

Severe weather, natural disasters and adverse climate changes may materially adversely affect our business.

Severe weather conditions and other natural disasters in our operating areas or in areas from which we obtain products may materially adversely affect our business. These conditions may result in physical damage to our properties, closure of one or more of our supermarkets or distribution facilities, inadequate work force in our markets, temporary disruption in the supply of products, delays in the delivery of goods to our supermarkets, and a reduction in the availability of products in our supermarkets. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops may materially adversely affect the availability or cost of certain products within the grocery supply chain.

Our reliance on a principal supplier for a substantial amount of our products could adversely affect our business.

We acquire substantially all of our grocery, frozen and perishable merchandise requirements from C&S. During Fiscal 2013, products supplied from C&S accounted for approximately 61% of our inventory purchases. Although we have not experienced difficulty in the supply of these products to date, supply interruptions by C&S could occur in the future. Any significant interruption in this supply stream could have a material adverse effect on our business. Other suppliers that could provide similar products are limited in number and we may not be able to secure an alternative supplier on commercially reasonable terms. In addition, a change in suppliers could cause a delay in product supply and a possible loss of sales.

Increases in labor costs and prolonged labor disputes with unionized employees could adversely affect us.

Our largest operating costs are attributable to labor costs and, therefore, our financial performance is greatly influenced by increases in wage and benefit costs, including pension and health care costs, a competitive labor market and the risk of labor disruption of our unionized work force. Approximately 81% of our associates are represented by unions and covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Any labor cost increases or prolonged labor disputes with unionized employees could disrupt our operations and have a material adverse effect on our business.

We are currently required to contribute to two underfunded multiemployer pension plans for our employees and our contribution levels under those plans may increase.

Based on information provided to us, the pension plans for our supermarket employees represented by United Food and Commercial Workers, District Union Local One and for our distribution employees represented by New York State Teamsters Conference Local 264 are in critical status. As a result, we have agreed to comply with rehabilitation plans adopted by trustees of these plans that have required annual increases in contribution rates. These rehabilitation plans may be insufficient to remove these plans from critical status and contribution increases greater than those set forth in the rehabilitation plans may be required in the future. Factors that could result in increased contribution levels under these plans in the future include the outcome of collective bargaining with the unions, government regulations, actions taken by trustees who manage these plans, the investment return on plan assets, interest rates, mortality tables and the impact of any withdrawals from the plans by other participating employers.

We face significant potential liability on a withdrawal from the multiemployer pension plan for employees represented by United Food and Commercial Workers, District Union Local One.

We are contingently liable for withdrawal liability to the extent we withdraw, either completely or partially, from the Local One plan. Although we do not intend to withdraw from the Local One plan, if we were to withdraw, either completely or partially, we would incur withdrawal liability with respect to our share of the Local One plan’s unfunded vested benefits. The actuary for the Local One plan has estimated that, as of December 31, 2012, our withdrawal liability would have been approximately $334.4 million in the event of our complete withdrawal from the Local One plan during the plan year. We have not yet received estimates for withdrawals in 2014. Any withdrawal liability assessed against us in connection with a complete or partial withdrawal would generally be payable to the Local One plan over an amortization schedule under which our aggregate annual payments would be capped based on a formula that takes into account our highest contribution rates in the last ten years. These withdrawal liability payments would be in addition to pension contributions to any new pension plan adopted or contributed to by us to replace the Local One plan.

Although we have no intention to withdraw from the Local One plan, if we did withdraw, there is a risk that our complete withdrawal could be considered a mass withdrawal, in which case our aggregate withdrawal liability obligations could be higher than the amount described above. Adverse changes to pension laws and regulations could exacerbate the risks associated with our participation in the Local One plan.

A determination that there has been a withdrawal from the New York State Teamsters Conference Pension and Retirement Fund could result in significant financial exposure to us.

On December 22, 2013, Tops Markets acquired all of the membership interests of Erie Logistics, LLC (“Erie Logistics”) and certain other assets from C&S Wholesale Grocers, LLC (“C&S”). Erie Logistics operates our warehouse distribution facility located in Lancaster, New York and employs the warehouse personnel at the facility, all of whom are represented by Teamsters Local 264. Under its supply agreement with Tops Markets, C&S, through Erie Logistics, had operated the Lancaster facility since 2002.

In late January 2014, we received notice that the New York State Teamsters Conference Pension and Retirement Fund (the “Fund”) had suspended Erie Logistics as a participating employer in the Fund pending the Fund’s investigation into the acquisition. This suspension was retroactive to the effective date of our acquisition of Erie Logistics from C&S. Counsel to the Fund has asserted that the focus of this investigation is to obtain information in part to allow the Fund to assess whether to permit Erie Logistics to participate in the Fund following the acquisition.

We have disputed the Fund’s imposition of a “suspension” and believe that the Fund’s actions violate ERISA, the existing participation agreements between Erie Logistics and the Fund, and the fiduciary duties of the trustees of the Fund. Notwithstanding the suspension, we have continued to make contributions to the Fund for the Erie Logistics associates as required by the collective bargaining agreements with Teamsters Local 264. The Fund has rejected and returned these contributions pending completion of its investigation. We have established a separate interest bearing account to hold these contributions. During the pendency of the suspension, the participating Erie Logistics’ associates are receiving no service credits for work after December 22, 2013.

We have not recorded any reserve for this matter as a loss is not considered probable. If it were determined that Erie Logistics may not participate in the Fund, this determination would result in Erie Logistics’ involuntary withdrawal from the Fund for which we would bear financial responsibility. Under the terms of the purchase agreement for the acquisition, and as a continuation of our prior contractual obligations, we retain the obligation to indemnify C&S in the event withdrawal liability is imposed on Erie Logistics for which C&S is jointly liable. We will vigorously contest any such withdrawal determination. During the pendency of the proceeding to contest any such determination, ERISA would require that conditional monthly payments of withdrawal liability be made. Although the actuarial estimate of liability for a withdrawal from the Fund in 2013 is $183.3 million, the actual withdrawal liability would be determined based on an average of the three highest consecutive years of Erie Logistics’ annual contributions to the Fund during the most recent ten year period of its participation and would be payable on a monthly basis over a 20 year period.

Our substantial indebtedness could materially adversely affect our financial health and our business flexibility.

As of December 28, 2013, we had $789.1 million of indebtedness outstanding (inclusive of $122.6 million of capital lease obligations), and $31.6 million of unused availability under our current asset-based revolving credit facility (“2017 ABL Facility”), after giving effect to $17.6 million of letters of credit outstanding thereunder. Our substantial indebtedness has important consequences for our business. For example, it could:

•	limit our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes;

•	increase our vulnerability to adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in the business and industry in which we operate;

•	make it difficult to service our indebtedness;

•	place us at a competitive disadvantage compared to any less leveraged competitors; and

•	prevent us from raising the funds necessary to repurchase any of our outstanding notes tendered to us upon the occurrence of certain changes of control, which would constitute a default under the terms of these outstanding notes.

Subject to restrictions in the indentures governing our senior notes, and restrictions in our 2017 ABL Facility, we may incur additional indebtedness, which could increase the risks associated with our already substantial indebtedness.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate the cash required to service our indebtedness.

Our ability to make payments on and refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future. Our historical financial results have been, and our future financial results are expected to be, dependent upon general economic conditions and financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may need to refinance all or a portion of our debt before maturity, seek additional equity capital, reduce or delay scheduled expansions and capital expenditures or sell material assets or operations. We may not be able to pay our debt or refinance it on commercially reasonable terms, or at all, or to fund our liquidity needs.

If for any reason we are unable to meet our debt service obligations, we would be in default under the terms of the agreements governing our outstanding debt. If such a default were to occur, the lenders under the 2017 ABL Facility could elect to declare all amounts outstanding under the 2017 ABL Facility immediately due and payable, and the lenders would not be obligated to continue to advance funds under the 2017 ABL Facility. If the amounts outstanding under the 2017 ABL Facility were accelerated, our assets may not be sufficient to repay in full the amounts owed to our other debt holders.

Various aspects of our business are subject to federal, state and local laws and regulations. The impact of these regulations and our compliance with them may require additional capital expenditures and could materially adversely affect our business.

We are subject to federal, state and local laws and regulations relating to zoning, land use, environmental protection, work place safety, public health, community right-to-know, alcoholic beverage sales, tobacco sales and pharmaceutical sales. New York, Pennsylvania and Vermont and several local jurisdictions regulate some of the products and services offered within our supermarkets, including alcoholic beverages. The production and sale of milk, including the price of raw milk, is regulated through federal market orders and price support programs. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions, health care, disabled access and work permit requirements. A number of federal, state and local laws impose requirements or restrictions on business owners with respect to access by disabled persons. Compliance with, or changes in, these laws or new laws could require significant capital expenditures, impact our remodel plans and otherwise materially adversely affect our business.

Our pharmacy business is subject to certain government laws and regulations, including those administered and enforced by Medicare, Medicaid, the Drug Enforcement Administration, the Consumer Product Safety Commission, the FTC, the U.S. Food and Drug Administration and local regulators in the states in which we operate. In order to dispense pharmaceutical products, including controlled substances, we are required to register or license our pharmacies and pharmacists and to comply with security, recordkeeping, inventory control and labeling standards. Changes in these regulations may require operational changes or otherwise adversely affect our business. Our pharmacy sales may be reduced if various prescription drugs are converted to over-the-counter medications or if the rate at which new prescription drugs become available slows or prescription drugs are withdrawn from the market. Changes in third-party reimbursement levels for prescription drugs, including changes in Medicare or state Medicaid programs, could have an adverse effect on our business. In addition, our pharmacy business is subject to state and federal prohibitions against certain payments intended to induce referrals of patients or other health care business. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil, administrative and criminal penalties including: suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in, or exclusion from, government reimbursement programs such as Medicare and Medicaid; loss of licenses; significant fines or monetary penalties for anti-kickback law violations, submission of false claims or other failures to meet reimbursement program requirements. Our pharmacy business is also subject to the Health Insurance Portability and Accountability Act, including its obligations to protect the confidentiality of certain patient information and other obligations. Failure to properly adhere to these requirements could result in the imposition of civil as well as criminal penalties. Ultimately, compliance with each of these regulations could impact our operations and any non-compliance could materially adversely affect our business.

Certain risks are inherent in providing pharmacy services, and insurance may not be adequate or available to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other health care products, such as risks of liability for products that cause harm to consumers. Although our general liability policies cover pharmacy professional liability, the coverage limits under our insurance programs may not be adequate to protect us against future claims, and we may not be able to maintain this insurance on acceptable terms in the future, or at all. Our business may be materially adversely affected if in the future our insurance coverage proves to be inadequate or unavailable, or there is an increase in the liability for which we self-insure, or we suffer harm to our reputation as a result of an error or omission.

If the number or severity of claims for which we are self-insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our recorded liabilities, we may be materially adversely affected.

We use a combination of insurance and self-insurance to cover potential liabilities for claims related to workers’ compensation, automobile and general liability, property loss or damage and employee health care benefits. We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions that, by their nature, are subject to a degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and actual claim settlement patterns.

Some of the many sources of uncertainty in our reserve estimates include changes in benefit levels, medical fee schedules, medical utilization guidelines, vocation rehabilitation and apportionment. If the number or severity of claims for which we are self-insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original estimates, our business may be materially adversely affected.

Compliance with and potential liability under environmental laws could have a material adverse effect on us. The storage and sale of petroleum products could cause disruptions and expose us to potentially significant liabilities.

Our operations including our fuel station activities are subject to various laws and regulations relating to the protection of the environment, including those governing the storage, management, disposal and cleanup of hazardous materials. Some environmental laws, such as CERCLA and similar state statutes, impose strict, and under certain circumstances joint and several, liability for costs to remediate a contaminated site, and also impose liability for damages to natural resources. Third-party claims in connection with releases of or exposure to hazardous materials relating to our current or former properties or third-party waste disposal sites can also arise. In addition, the presence of contamination at any of our properties could impair our ability to sell or lease the contaminated properties or to borrow money using any of these properties as collateral. The costs and liabilities associated with any such contamination could be substantial, and could have a material adverse effect on our business.

Refined petroleum products are stored in underground storage tanks at our Lancaster, NY warehouse and at some of our retail locations. Our operations are subject to hazards and risks related to this storage, including fires, explosion, spills, clean-up obligations, personal injury or wrongful death claims, property damage and potential fines and penalties. To the extent insurance is available, there is no assurance it will be adequate to fully compensate us for any liability. The occurrence of a significant event that is not fully insured could have a material adverse effect on our business.

Compliance with environmental laws may require us to make significant capital expenditures in the future. We may not have identified all of the environmental liabilities at our current and former locations, material environmental conditions not known to us may exist, and future laws or regulations may impose material environmental liability or compliance costs.

Furthermore, new laws, new interpretations or new administration of existing laws or other developments could require us to make additional capital expenditures or incur additional liabilities. If we are not able to effectively manage these integrations, or if any significant business activities are interrupted as a result of these integrations, our business could be adversely affected.

We may be subject to risks in connection with acquisitions.

We have made and will continue to make acquisitions that we believe fit within our overall strategy. We believe these acquisitions have provided and may provide strategic growth opportunities. Achieving the anticipated benefits of these acquisitions will depend in part upon our ability to integrate the acquired companies and/or stores in an efficient and effective manner. Our acquisitions may involve risks including:

•	diversion of our management’s attention to evaluating, negotiating and integrating acquired assets;

•	the challenge and cost of integrating acquired operations, distribution and inventory systems, information management and other technology systems and business cultures with those of ours while carrying on our ongoing business;

•	the potential incurrence of unexpected material liabilities;

•	difficulties associated with coordinating geographically separate organizations or facilities; and

•	the challenge of attracting and retaining personnel associated with acquired operations.

Difficulties with our information technology systems could significantly disrupt our business.

We have large, complex information technology systems that are critical to our business operations. We could encounter difficulties developing new systems or maintaining and upgrading existing systems. These difficulties could lead to significant disruption in our business operations.

We have outsourced our information technology services to HP Enterprise Services, LLC (“HP”). Our information technology hub is located in North Carolina. Any disruption in our relationship with HP or its ability to perform services, including by reason of financial distress, adverse weather conditions, legal actions affecting HP or other factors, could result in significant disruption to our business.

Food and drug safety concerns and related unfavorable publicity may materially adversely affect us.

We could be materially adversely affected if consumers lose confidence in the safety and quality of the food supply chain. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving products sold at our supermarkets, could discourage consumers from buying our products. The real or perceived sale of contaminated food products by us or our suppliers could result in a loss of consumer confidence and result in product liability claims. To the extent that we are unable to maintain appropriate sanitation and quality standards in our supermarkets and distribution facilities, food safety and quality issues could involve expense and damage to our various brand names. Additionally, concerns about the safety or effectiveness of certain drugs or negative publicity surrounding certain categories of drugs may have a negative impact on our pharmacy sales.

We are heavily dependent on our key personnel.

Our success is largely dependent on the efforts and skills of our senior management team and other key managers. The loss of the services of one or more of these persons, could have a material adverse effect on our business. In addition, we compete with other potential employers for employees, and we may not succeed in hiring or retaining the executives and other employees that we need. Our inability to hire or retain key personnel could also have a material adverse effect on our business.

If we experience a data security breach and confidential customer information is disclosed, we may be subject to penalties and experience negative publicity, which could affect our customer relationships and have an adverse effect on our business.

We and our customers could suffer harm if customer information is accessed by third parties due to a security failure in our systems. The processing of transactions in our supermarkets requires us to receive and store a large amount of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. Data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting state and federal legislative proposals addressing data privacy and security. If any of the current proposals are adopted, we may be subject to more extensive requirements to protect the customer information that we process in connection with the purchases of our products. We may also become exposed to potential liabilities, including fines and penalties, with respect to the data that we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Investigations, lawsuits or adverse publicity relating to our methods of handling personal data could result in increased costs and negative market reaction.

Litigation may materially adversely affect our businesses.

Our operations are characterized by a high volume of customer traffic and by transactions involving a wide variety of product selections. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies in many other industries. Consequently, we may be a party to individual personal injury, bad fuel, products liability and other legal actions in the ordinary course of our business, including litigation arising from food-related illness. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may be significant. There may also be adverse publicity associated with litigation that may decrease consumer confidence in our business, regardless of whether the allegations are valid or whether we are ultimately found liable.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 28, 2013, the Company operated 155 supermarkets with an additional five supermarkets operated by franchisees. Of the operated supermarkets, the Company leased 139 and owned 16.

OWNED PROPERTIES

As of December 28, 2013, the Company owned eleven supermarkets in New York, four supermarkets in Pennsylvania and one supermarket in Vermont.

LEASED PROPERTIES

The Company leases most of its supermarkets, which is typical of companies in the retail industry. The Company believes its longstanding presence in many of its locations provides it with the advantage of relatively low rents. The average remaining term on the Company’s leases, including options to renew, is 27 years.

The Company entered into an arrangement with the Town of Lancaster Industrial Development Agency, or IDA, relating to the Company’s warehouse and distribution facility in Lancaster, New York, to effectively maintain its ownership of this facility in a tax efficient manner. Under this arrangement, the facility was conveyed to the IDA and leased back to the Company pursuant to a lease agreement, which expires on December 31, 2017, unless terminated earlier. The lease agreement provides that, upon its termination for any reason, title to the facility will be conveyed back to the Company in exchange for $1.00 plus any outstanding amounts due and payable under the lease agreement. The lease agreement requires the Company to make a series of payments to the IDA which are payments in lieu of taxes and essentially become rent payments. The facility consists of a food distribution warehouse with refrigerated areas and ancillary buildings and comprises 906,600 square feet.

The Company leases its corporate offices and centralized mail distribution center. Its corporate offices are located in Williamsville, New York. The Company believes it has adequate facilities and space for its current and future activities. The Company’s mail center is located in Depew, New York and is the central depository for all mail to the corporate offices and store facilities.

LOCATIONS

Substantially all Tops supermarkets are either freestanding or located in neighborhood shopping centers where it is the marquee tenant. The Company believes that its stores are strategically positioned and clustered in an efficient and targeted manner, focusing on key regions of Upstate New York and Northern Pennsylvania. See “Business – Store Profile and Location” in Item 1 of Part I of this 10-K for more information on the locations of the Company’s stores.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to various claims and legal proceedings which arise in the ordinary course of business. While the outcome of these claims and proceedings cannot be predicted with certainty, management does not believe that the outcome of any of these claims and proceedings will have a material effect on our results of operations, financial position or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

There is currently no established public trading markets for the Company’s common stock. The number of record holders of the Company’s common stock is seven.

Refer to the discussion in Notes 9 and 12 of the consolidated financial statements in Item 8 of Part II of this 10-K for information regarding cash dividends declared on the Company’s common stock and restrictions on the Company’s ability to pay these dividends.

Refer to the discussion of the Company’s 2007 Stock Incentive Plan in Note 12 of the consolidated financial statements in Item 8 of Part II of this 10-K for information regarding compensation plans under which the Company’s common stock is authorized for issuance.

ITEM 6. SELECTED FINANCIAL DATA

As a result of the Management Purchase, through their ownership of Tops MBO Co and through direct ownership of six shares of Holding II, certain members of management now beneficially own all of the outstanding equity interests of Holding II. The acquisition was accounted for as a purchase and “push down accounting” was required to be applied, with the result that purchase accounting adjustments were reflected in the Company’s financial statements. The application of push down purchase accounting resulted in a new basis of accounting in which the total cost of the purchase of Holding II was allocated to the assets and liabilities using estimates of fair values based on a preliminary allocation of Tops MBO Co purchase price. Accordingly, these financial statements refer to the Company in the period prior to the acquisition as the “Predecessor Period” and in the period subsequent to the acquisition as the “Successor Period.”

The following table sets forth our selected historical consolidated financial and operating data. The selected historical consolidated financial and operating data as of December 28, 2013 and December 29, 2012 and for the period from December 1, 2013 to December 28, 2013 (“Fiscal 2013 Successor Period”), the period from December 30, 2012 to November 30, 2013 (“Fiscal 2013 Predecessor Period”), Fiscal 2012 and Fiscal 2011 has been derived from our audited consolidated financial statements prepared in accordance with GAAP that are included in Item 8 of Part II of this 10-K. The selected historical consolidated financial and operating data as December 31, 2011, January 1, 2011 and January 2, 2010 and for Fiscal 2010 and Fiscal 2009 has been derived from our audited consolidated financial statements prepared in accordance with GAAP that are not included in this 10-K. The historical results of Tops Holding LLC and its subsidiaries have been consolidated with those of Tops Holding II Corporation as if Tops Holding II Corporation were in existence for all periods presented.

The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this 10-K.

(Dollars in thousands)

	Successor Period	Predecessor Period
	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2013	2013	2012	2011	2010	2009
	(4 weeks) (4)	(48 weeks) (4)	(52 weeks) (4)	(52 weeks) (4)	(52 weeks) (4)	(53 weeks)
Statements of Operations Data:
Inside sales	$180,890	$2,080,938	$2,146,524	$2,151,299	$2,107,524	$1,579,448
Fuel sales	16,433	202,578	218,815	204,193	150,012	116,160

Net sales	197,323	2,283,516	2,365,339	2,355,492	2,257,536	1,695,608
Operating income	2,169	39,512	68,556	68,825	10,633	34,490
Net (loss) income	(2,613)	(26,579)	(22,950)	5,832	(26,954)	(25,693)
Balance Sheet Data:
Total assets	$1,069,036	N/A	$676,002	$647,212	$680,351	$592,848
Long-term liabilities; including obligations under capital lease and financing obligations	862,186	N/A	689,446	543,256	561,931	486,305
Total shareholders’ equity (deficit)	18,296	N/A	(183,272)	(59,464)	(65,511)	(38,801)
Supermarket Operating Data:
Number of supermarkets at end of fiscal year	155	155	149	125	127	71
Average weekly same store sales per supermarket (1) (3)	$300,665	$317,949	$325,897	$325,739	$418,465	$418,511
Same store sales (decrease) increase (1) (2)	(0.5)%	(0.7)%	(0.7)%	1.4%	0.1%	0.5%
Number of fuel stations at end of fiscal year	47	46	43	38	35	31
Motor fuel gallons sold (in thousands)	5,222	60,743	63,438	61,180	57,079	52,540
Other Financial Data:
Net cash (used in) provided by:
Operating activities	$(379)	$60,049	$87,007	$68,651	$49,458	$66,813
Investing activities	(6,234)	(53,932)	(67,054)	(45,209)	(113,933)	(36,693)
Financing activities	11,377	(13,390)	(6,712)	(21,680)	62,172	(40,717)
Total depreciation and amortization	6,219	64,975	67,802	67,053	77,315	65,285
Capital expenditures	6,234	47,937	37,565	45,575	49,663	28,080

(1)	We define “same store sales” as the change in year-over-year inside sales (net sales excluding fuel sales), excluding franchise revenue, for “same stores.” We include a supermarket in “same stores” after its thirteenth full four-week period of operation.
(2)	To calculate the same store sales increase for Fiscal 2010 and Fiscal 2009, we have used the most comparable 52-week periods. When comparing Fiscal 2009 to Fiscal 2008, we have excluded the 53rd week of Fiscal 2009. When comparing Fiscal 2010 to Fiscal 2009, we have excluded the 1st week of Fiscal 2009.
(3)	The decrease in average weekly inside same store sales per supermarket in the Fiscal 2013 Successor and Predecessor periods is due to supermarkets acquired in the October 2012 GU Acquisition, which are generally much smaller in size and have lower average sales volumes. These supermarkets became same stores late during the Fiscal 2013 Predecessor Period. The decrease in average weekly inside same store sales per supermarket in Fiscal 2011 is due to the retained Penn Traffic supermarkets that were acquired in January 2010, which are generally much smaller in size and have lower average sales volumes. These supermarkets became same stores during early Fiscal 2011.
(4)	The Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012, Fiscal 2011 and Fiscal 2010 include the operating results of the acquired Penn Traffic supermarkets from the date of acquisition, January 29, 2010.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this 10-K.

COMPANY OVERVIEW

We are a leading supermarket retailer in Upstate New York, Northern Pennsylvania and Vermont. Introduced in 1962, our Tops brand is widely recognized as a strong retail supermarket brand name in our market area, supported by strong customer loyalty and attractive supermarket locations. As of December 28, 2013, we operated 155 full-service supermarkets under the banners of Tops and Orchard Fresh, with an additional five supermarkets operated by franchisees.

On November 14, 2013, Morgan Stanley Private Equity and other stockholders of Holding II, Tops MBO Corporation (“Tops MBO Co”) and Holding II signed a Purchase and Sale Agreement pursuant to which Tops MBO Co agreed to purchase substantially all of the common stock of Holding II (the “Management Purchase”). Tops MBO Co is owned and controlled by members of our management. The Management Purchase closed effective December 1, 2013. The Management Purchase was the result of arms’ length negotiations between the parties. Prior to the Management Purchase, members of management owned approximately 7% of the outstanding equity interests in Holding II. As a result of the Management Purchase, management now beneficially own all of the outstanding common stock of Holding II.

BASIS OF PRESENTATION

We operate on a 52/53 week fiscal year ending on the Saturday closest to December 31. Our fiscal years include 13 four-week reporting periods, with an additional week in the thirteenth reporting period for 53-week fiscal years. Our first quarter of each fiscal year includes four reporting periods, while the remaining quarters include three reporting periods.

As a result of the Management Purchase, through their ownership of Tops MBO Co and through direct ownership of six shares of Holding II, certain members of management now beneficially own all of the outstanding equity interests of Holding II. The acquisition was accounted for as a purchase and “push down accounting” was required to be applied, with the result that purchase accounting adjustments were reflected in the Company’s financial statements. The application of push down purchase accounting resulted in a new basis of accounting in which the total cost of the purchase of Holding II was allocated to the assets and liabilities using estimates of fair values based on a preliminary allocation of Tops MBO Co purchase price. Accordingly, these financial statements refer to the Company in the period prior to the acquisition as the “Predecessor Period” and in the period subsequent to the acquisition as the “Successor Period.”

The period from December 1, 2013 to December 28, 2013 (“Fiscal 2013 Successor Period”) included four weeks. The period from December 30, 2012 to November 30, 2013 (“Fiscal 2013 Predecessor Period”) included 48 weeks. The periods from January 1, 2012 to December 29, 2012 (“Fiscal 2012”) and January 2, 2011 to December 31, 2011 (“Fiscal 2011”) included 52 weeks.

RECENT EVENTS AFFECTING OUR RESULTS OF OPERATIONS AND THE COMPARABILITY OF REPORTED RESULTS OF OPERATIONS

GU Acquisition

In October 2012, we completed the GU Acquisition. The 21 acquired supermarkets contributed net sales of $7.5 million, $99.4 million and $22.3 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period and Fiscal 2012, respectively.

December 2012 Financing and Dividend Activities

On December 20, 2012, we issued $460.0 million of senior secured notes, bearing yearly interest of 8.875% (“Holding I Notes”). The proceeds from these notes were used to redeem our previously outstanding $350.0 million senior secured notes, pay a $100.0 million dividend to our shareholders and pay fees and expenses related to the issuance. The dividend amount was determined based upon the amount of debt issuable on reasonable credit terms while maintaining acceptable leverage and interest coverage levels. Also during December 2012, we amended and restated our asset-based revolving credit facility.

May 2013 Financing and Dividend Activities

On May 15, 2013, we issued $150.0 million of unsecured senior notes, bearing yearly cash interest of 8.75% (“Holding II Notes”). The proceeds from these notes were used to pay a $141.9 million dividend to our shareholders. The dividend amount was determined based upon the amount of debt issuable on reasonable credit terms while maintaining acceptable leverage and interest coverage levels.

Management Purchase

In connection with the Management Purchase, we allocated the purchase price of the Holding II stock to the preliminary fair value of assets and liabilities acquired. The most significant impacts of this allocation resulted in the increased preliminary valuation of property and equipment, goodwill and intangible assets, and the adjustment of capital lease obligation amounts. The preliminary revaluation of property and equipment and definite-lived intangible assets resulted in an increase in depreciation and amortization expense for the Fiscal 2013 Successor Period of $1.4 million compared to what otherwise would have been recognized. This increased level of depreciation and amortization is expected to continue into Fiscal 2014 and beyond absent other changes in depreciation and amortization expense. As the values of certain assets and liabilities are preliminary in nature, the fair values for property and equipment, favorable and unfavorable lease rights, customer relationships and franchise agreements are subject to adjustment as additional information is obtained. When the valuations are finalized, changes to the preliminary valuation of these assets acquired or liabilities assumed may result in material adjustments to depreciation and amortization expense.

Also as part of the Management Purchase, we incurred $1.0 million and $14.8 million of transaction costs during the Fiscal 2013 Successor and Predecessor periods, respectively, of which $0.6 million had been paid as of December 28, 2013, with the remaining amount paid or to be paid during Fiscal 2014.

RESULTS OF OPERATIONS

The Fiscal 2013 Successor Period and the Fiscal 2013 Predecessor Period Compared with Fiscal 2012

Summary

The results of operations during the combined Fiscal 2013 Successor and Predecessor periods when compared with Fiscal 2012 were significantly impacted by acquired supermarkets, including 21 supermarkets acquired in the October 2012 GU Acquisition and seven additional acquired supermarkets, and four new supermarket openings since July 2012. Operating income was negatively impacted by $15.8 million of transaction costs associated with the Management Purchase, incremental utility costs of $7.1 million, bonuses of $6.8 million paid to stock option holders following the May 2013 dividend, and incremental stock-based compensation expense of $3.1 million associated with stock option modifications.

Net Sales

The following table includes the components of our net sales for the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period and Fiscal 2012.

(Dollars in thousands)

	Successor	Predecessor
	Fiscal 2013	Fiscal 2013	Fiscal 2012
	(4 weeks)	(48 weeks)	(52 weeks)
Inside sales	$180,890	$2,080,938	$2,146,524
Fuel sales	16,433	202,578	218,815

Net sales	$197,323	$2,283,516	$2,365,339

Inside sales increased $115.3 million, or 5.4%, during the combined Fiscal 2013 Successor and Predecessor periods compared with Fiscal 2012 due to the $131.8 million incremental contribution of 28 acquired supermarkets and four new supermarkets opened since July 2012, net of the impact of one supermarket closure. This was partially offset by a 0.7% decrease in same store sales. Same store sales were impacted by the cannibalization effect on sales from the acquired and new supermarkets opened since July 2012 and sluggish economic conditions that have continued to drive customers to buy less and trade down to products with lower retail prices. We expect the current trend to slow as we anniversary the acquired and new store openings. We do not currently expect the trend to continue beyond 2014.

Fuel sales were relatively flat during the combined Fiscal 2013 Successor and Predecessor periods compared with Fiscal 2012. A 4.0% increase in the number of gallons sold, primarily due to the addition of nine new fuel stations since April 2012, was largely offset by a 3.7% decrease in the average retail price per gallon.

Gross Profit

The following table includes a comparison of cost of goods sold, distribution costs and gross profit for the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period and Fiscal 2012.

(Dollars in thousands)

	Successor		Predecessor
	Fiscal 2013	% of	Fiscal 2013	% of	Fiscal 2012	% of
	(4 weeks)	Net Sales	(48 weeks)	Net Sales	(52 weeks)	Net Sales
Cost of goods sold	$(139,914)	70.9%	$(1,589,850)	69.6%	$(1,654,093)	69.9%
Distribution costs	(3,469)	1.8%	(45,583)	2.0%	(46,663)	2.0%

Gross profit	$53,940	27.3%	$648,083	28.4%	$664,583	28.1%

At 69.7% of net sales, the decrease in cost of goods sold during the combined Fiscal 2013 Successor and Predecessor periods compared with Fiscal 2012 was due to a $2.4 million increase in gross margin on relatively consistent fuel sales. The increase in this percentage during the Fiscal 2013 Successor Period was attributable to seasonality, including promotional activity and sales mix changes during the December holiday season. As a percentage of net sales, distribution costs remained relatively consistent during the combined Fiscal 2013 Successor and Predecessor periods compared with Fiscal 2012.

Operating Expenses

The following table includes a comparison of operating expenses for the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period and Fiscal 2012.

(Dollars in thousands)

	Successor		Predecessor
	Fiscal 2013 (4 weeks)	% of Net Sales	Fiscal 2013 (48 weeks)	% of Net Sales	Fiscal 2012 (52 weeks)	% of Net Sales
Wages, salaries and benefits	$26,798	13.6%	$315,036	13.8%	$320,626	13.6%
Selling and general expenses	9,297	4.7%	107,424	4.7%	99,841	4.2%
Administrative expenses	6,374	3.2%	91,173	4.0%	82,404	3.5%
Rent expense	2,123	1.1%	22,842	1.0%	21,225	0.9%
Depreciation and amortization	5,207	2.6%	51,240	2.2%	52,617	2.2%
Advertising	1,972	1.0%	19,236	0.8%	19,314	0.8%
Impairment charges	—	N/A	1,620	0.1%	—	N/A

Total	$51,771	26.2%	$608,571	26.6%	$596,027	25.2%

Wages, Salaries and Benefits

Wages, salaries and benefits were 13.8% of net sales during the combined Fiscal 2013 Successor and Predecessor periods. The increase compared with Fiscal 2012 was due to general wage and benefits increases to union associates, as well as investments in labor during the rebannering and grand re-openings of the acquired Grand Union supermarkets during the Fiscal 2013 Predecessor Period.

Selling and General Expenses

The increase in selling and general expenses as a percentage of net sales during the Fiscal 2013 Successor and Predecessor periods compared with Fiscal 2012 was largely the result of a combined $7.1 million increase in utility costs, primarily attributable to higher commodity costs for electricity. Also, during Fiscal 2012, we recorded a $1.2 million reversal of a liability attributable to the transition services agreement entered into by the Company following the acquisition of the Penn Traffic supermarkets in 2010.

Administrative Expenses

Combined administrative expenses of $97.5 million during the Fiscal 2013 Successor and Predecessor periods represented a $15.1 million increase compared with Fiscal 2012. The increase reflects $1.0 million and $14.8 million of transaction costs related to the Management Purchase during the Fiscal 2013 Successor and Predecessor periods, respectively. Additionally, we paid bonuses of $6.8 million to stock option holders following the May 2013 dividend, and incurred incremental stock-based compensation expense of $3.1 million associated with stock option modifications during the Fiscal 2013 Predecessor Period. These factors were partially offset by a combined $4.3 million reduction in bonus expense due to the overall 2013 financial performance versus budget.

Rent Expense, Net

Rent expense reflects our rental expense for our supermarkets under operating leases, net of income we receive from various entities that rent space in our supermarkets under subleases. Rent expense increased $3.7 million to $25.0 million during the combined Fiscal 2013 Successor and Predecessor periods compared with Fiscal 2012, primarily attributable to acquired and new supermarkets opened since July 2012.

Depreciation and Amortization

Depreciation and amortization totaled $56.4 million during the combined Fiscal 2013 Successor and Predecessor Periods, representing a $3.8 million increase from Fiscal 2012 due to new and acquired supermarkets, as well as $1.0 million of additional depreciation and amortization expense during the Fiscal 2013 Successor Period due to the increase in preliminary values of property and equipment and definite-lived intangible assets resulting from acquisition accounting for the Management Purchase. This increased level of depreciation and amortization is expected to continue into Fiscal 2014 and beyond absent other changes in depreciation and amortization expense. As a percentage of net sales, the increase in depreciation and amortization during the Fiscal 2013 Successor Period is due to the aforementioned impact of acquisition accounting.

Advertising

Advertising remained relatively consistent during the combined Fiscal 2013 Successor and Predecessor periods compared with Fiscal 2012.

Impairment Charges

During August 2013, we made the determination to abandon the use of software procured for use in our point-of-sale system. Accordingly, we wrote off software assets with an aggregate net carrying value of $1.6 million as an impairment in the consolidated statement of comprehensive (loss) income during the Fiscal 2013 Predecessor Period.

No impairments were recognized during the Fiscal 2013 Successor Period or Fiscal 2012.

Loss on Debt Extinguishment

During December 2012, we satisfied and discharged our obligations under our $350.0 million senior secured notes and amended and restated our asset-based revolving credit facility. In connection with these financing activities, we recorded a $31.2 million loss on debt extinguishment during Fiscal 2012. See Note 9 to our consolidated financial statements in Item 8 of this 10-K for additional details.

Interest Expense, Net

Interest expense during the combined Fiscal 2013 Successor and Predecessor periods totaled $70.9 million, an $12.0 million increase from $58.9 million during Fiscal 2012. The increase was attributable to a $14.5 million increase in interest related to higher long-term debt levels as a result of our December 2012 and May 2013 financing activities. This was partially offset by a $1.7 million reduction in capital lease interest expense due to the decrease in outstanding principal balances.

Income Tax Benefit (Expense)

The combined income tax benefit of $0.1 million during the Fiscal 2013 Successor and Predecessor periods reflects our combined loss before income taxes. This impact was largely offset by the establishment of additional valuation allowance against net deferred tax assets during the Fiscal 2013 Predecessor Period, the reversal of a deferred tax asset related to stock-based compensation expense, and the impact of non-deductible expenses. See Note 11 to our consolidated financial statements in Item 8 of this 10-K for additional details.

Income tax expense during Fiscal 2012 reflects our loss before income taxes, the impact of which was more than offset by the establishment of additional valuation allowance against net deferred tax assets. See Note 11 to our consolidated financial statements in Item 8 of this 10-K for additional details.

Net Loss

Our net loss increased $6.2 million during the combined Fiscal 2013 Successor and Predecessor periods compared with Fiscal 2012 for the reasons described above.

Fiscal 2012 compared with Fiscal 2011

Summary

The results of operations during Fiscal 2012 when compared with Fiscal 2011 were primarily impacted by an increase in gross profit resulting from higher sales and an improved margin rate on inside sales, offset by a modest increase in operating expenses.

Net Sales

The following table includes a comparison of the components of our net sales for Fiscal 2012 and Fiscal 2011.

(Dollars in thousands)

	Fiscal 2012	Fiscal 2011	$ Change	% Change
Inside sales	$2,146,524	$2,151,299	$(4,775)	(0.2)%
Fuel sales	218,815	204,193	14,622	7.2%

Net sales	$2,365,339	$2,355,492	$9,847	0.4%

Inside sales decreased due to a 0.7% decrease in same store sales, combined with the impact of the sale or closure of five of the acquired Penn Traffic supermarkets during the second half of 2011 and early January 2012 that contributed $26.6 million of inside sales during Fiscal 2011. These factors were partially offset by the $36.1 million incremental inside sales contribution of new supermarkets opened since September 2011, including the $22.3 million contribution of the 21 supermarkets acquired from Grand Union. Inside sales were negatively impacted by a significant decline in pharmacy sales of $14.4 million, largely the result of the conversion during the 2012 period of certain drugs from being brand name only to having lower cost generic equivalents. This conversion had an estimated 68 basis points, or $11.3 million, impact on same store sales.

Fuel sales increased due to a 3.7% increase in the number of gallons sold, primarily due to the addition of eight new fuel stations since July 2011. Additionally, the sales increase was impacted by a 3.3% increase in the retail price per gallon.

Gross Profit

The following table includes a comparison of cost of goods sold, distribution costs and gross profit for Fiscal 2012 and Fiscal 2011.

(Dollars in thousands)

		% of		% of	$	%
	Fiscal 2012	Net Sales	Fiscal 2011	Net Sales	Change	Change
Cost of goods sold	$(1,654,093)	69.9%	$(1,650,166)	70.1%	$(3,927)	(0.2)%
Distribution costs	(46,663)	2.0%	(44,189)	1.9%	(2,474)	(5.6)%

Gross profit	$664,583	28.1%	$661,137	28.1%	$3,446	0.5%

The decrease in cost of goods sold as a percentage of net sales reflects a continuation of pricing improvements commenced in 2011, promotional spending changes and sales mix. This was partially offset by a $4.9 million increase in shrink expense due to lower retail price inflation in 2012 compared to 2011, as well as incremental warehouse shrink believed to be associated with the transition of warehousing and distribution activities from Brattleboro, Vermont to Lancaster, New York as part of a collective bargaining agreement between C&S and its union employees that service the majority of our supermarkets.

The increase in distribution costs as a percentage of net sales was due to additional C&S labor costs that were incurred in connection with an IT system conversion and the transition of warehousing and distribution activities discussed above.

Operating Expenses

The following table includes a comparison of operating expenses for Fiscal 2012 and Fiscal 2011.

(Dollars in thousands)

		% of		% of	$	%
	Fiscal 2012	Net Sales	Fiscal 2011	Net Sales	Change	Change
Wages, salaries and benefits	$320,626	13.6%	$317,738	13.5%	$2,888	0.9%
Selling and general expenses	99,841	4.2%	103,153	4.4%	(3,312)	(3.2)%
Administrative expenses	82,404	3.5%	79,780	3.4%	2,624	3.3%
Rent expense	21,225	0.9%	18,856	0.8%	2,369	12.6%
Depreciation and amortization	52,617	2.2%	51,205	2.2%	1,412	2.8%
Advertising	19,314	0.8%	18,789	0.8%	525	2.8%
Impairment charges	—	N/A	2,791	0.1%	(2,791)	(100.0)%

Total	$596,027	25.2%	$592,312	25.2%	$3,715	0.6%

Wages, Salaries and Benefits

The increase in wages, salaries and benefits as a percentage of net sales was attributable to a $3.0 million increase in union health and welfare benefits due to a negotiated 10% increase in year-over-year employer contribution rates.

Selling and General Expenses

The decrease in selling and general expenses as a percentage of net sales was largely due to a $4.6 million decrease in utility costs, primarily attributable to lower commodity costs for electricity. During Fiscal 2012, we recorded a $1.2 million reversal of a liability attributable to the transition services agreement following the Penn Traffic acquisition in 2010 (the “PT Acquisition”). These factors were partially offset by a $2.4 million increase in self-insured general liability expense due to adverse developments on existing claims.

Administrative Expenses

The increase in administrative expenses was primarily attributable to $5.3 million of expense associated with stock option bonuses and the repricing of stock option exercise prices following the December 2012 dividend. This was partially offset by a $1.2 million reduction in normal bonus expense. See Note 12 to our consolidated financial statements in Item 8 of this 10-K for additional details.

Rent Expense, Net

Rent expense reflects our rental expense for our supermarkets under operating leases, net of income we receive from various entities that rent space in our supermarkets under subleases. Rent expense remained relatively consistent during Fiscal 2012 compared with Fiscal 2011.

Depreciation and Amortization

Depreciation and amortization remained relatively consistent during Fiscal 2012 compared with Fiscal 2011.

Advertising

Advertising remained relatively consistent during Fiscal 2012 compared with Fiscal 2011.

Impairment Charges

On June 30, 2011, the FTC approved our application to sell three supermarkets acquired in the PT Acquisition that were subject to a divestiture order. The sale of these supermarkets occurred in late July and early August 2011. We recorded a $1.9 million impairment during Fiscal 2011, representing the excess of the carrying value of assets over the sale price.

During November 2011, we executed an agreement to sell an additional supermarket acquired from Penn Traffic that was subject to the FTC divestiture order. We recorded a $0.9 million impairment during Fiscal 2011, representing the excess of the carrying value of assets over the sale price.

No impairments were recognized during Fiscal 2012.

Loss on Debt Extinguishment

During December 2012, we satisfied and discharged our obligations under our $350.0 million senior secured notes and amended and restated our asset-based revolving credit facility. In connection with these financing activities, we recorded a $31.2 million loss on debt extinguishment during Fiscal 2012. See Note 9 to our consolidated financial statements in Item 8 of this 10-K for additional details.

Interest Expense, Net

The $2.8 million decrease in interest expense was attributable to a $2.1 million reduction in capital lease interest expense resulting from the decrease in outstanding principal balances, as well as reduced borrowings under our asset-based revolving credit facilities.

Income Tax Expense

Income tax expense during Fiscal 2012 reflects our loss before income taxes, the impact of which was more than offset by the establishment of additional valuation allowance against net deferred tax assets. See Note 11 to our consolidated financial statements in Item 8 of this 10-K for additional details.

Income tax expense during Fiscal 2011 primarily reflects our income before income taxes, the benefit of federal tax credits, and the reversal of valuation allowance against net deferred tax assets. The overall effective tax rate was 18.2%. The effective tax rate would have been 38.0% without the impact of federal tax credits and adjustments to the valuation allowance.

Net (Loss) Income

Our net (loss) income changed to net loss of $23.0 million during Fiscal 2012 compared with net income of $5.8 million during Fiscal 2011 for the reasons described above.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash are cash flows generated from our operations and borrowings under our 2017 ABL Facility. Our 2017 ABL Facility allows a maximum borrowing capacity of $125.0 million, subject to a borrowing base calculation, with an option for future upsizing with up to $50.0 million of incremental commitments if certain conditions are met. As of December 28, 2013, the unused availability under our 2017 ABL Facility was $31.6 million, after giving effect to $17.6 million of letters of credit outstanding thereunder. We expect that cash generated from operations and availability under our 2017 ABL Facility will permit us to fund our debt service requirements, investments in working capital, capital expenditures, acquisitions and other cash requirements for at least the next twelve months. We do not expect to make dividends of significant size in the near future, however, we may pay dividends to our stockholders from time to time. Our financial flexibility will depend upon our future operating performance, which will be affected by prevailing economic conditions in the grocery industry and financial, business, and other factors, some of which are beyond our control. Although unforeseen, if faced with limited financial flexibility, we could readily respond through the control of variable operating expenses (for example, by adjusting employment levels) and through the scale back of planned capital expenditure and acquisition activities.

On December 1, 2013, the Management Purchase was consummated. Of the total cash consideration of $20.9 million, $4.3 million was funded through the use of available Company cash. Additionally, we incurred $15.8 million of transaction costs, of which $0.6 million had been paid as of December 28, 2013, with the remaining amount paid or to be paid during Fiscal 2014.

On May 15, 2013, Tops Holding II Corporation issued the Notes due 2018 (also referred to as the “Holding II Notes”). The proceeds from these notes were used to pay a $141.9 million dividend to Tops Holding II Corporation’s stockholders.

On December 20, 2012, Tops Holding LLC (formerly known as Tops Holding Corporation) and Tops Markets, LLC issued the Notes due 2017 (also referred to as the “Holding I Notes”). The proceeds from these notes were used to redeem the previously outstanding $350.0 million senior secured notes, pay a $100.0 million dividend to the shareholders of Tops Holding LLC and pay fees and expenses related to the issuance. Also during December 2012, we amended and restated our asset-based revolving credit facility. See Note 9 to our consolidated financial statements included in Item 8 of this 10-K for further description of our credit facilities.

During early October 2012, we completed the GU Acquisition and acquired 21 retail supermarkets in Upstate New York and Vermont. The $27.6 million aggregate purchase price was funded using cash on hand.

On June 15, 2014, semi-annual cash interest payments totaling $27.0 million are payable related to our Holding I Notes and Holding II Notes. We expect these payments will be primarily funded through cash from operations and will not result in a significant draw down under our 2017 ABL Facility. No principal amounts are payable related to these senior notes until their respective maturities on December 15, 2017 and June 15, 2018.

Cash Flows Information

The following is a summary of cash provided by or used in each of the indicated types of activities:

(Dollars in thousands)

	Successor	Predecessor
	Fiscal 2013	Fiscal 2013	Fiscal 2012	Fiscal 2011
	(4 weeks)	(48 weeks)	(52 weeks)	(52 weeks)
Cash (used in) provided by:
Operating activities	$(379)	$60,049	$87,007	$68,651
Investing activities	(6,234)	(53,932)	(67,054)	(45,209)
Financing activities	11,377	(13,390)	(6,712)	(21,680)

Cash provided by operating activities decreased $27.3 million during the combined Fiscal 2013 Successor and Predecessor periods compared with Fiscal 2012 due to a $31.7 million decrease in earnings, adjusted for non-cash income and expenses. This decrease was partially due to $6.8 million of bonuses paid to stock option holders following the May 2013 dividend and a $7.1 million increase in utility costs, primarily attributable to higher commodity costs for electricity. Additionally, we experienced an $11.7 million increase in interest expense attributable to higher long-term debt levels as a result of our December 2012 and May 2013 financing activities. Changes in operating assets and liabilities represented a source of cash of $9.8 million during the combined Fiscal 2013 Successor and Predecessor periods, compared with a source of cash of $5.4 million during Fiscal 2012. Our cash provided by operating activities for the combined Fiscal 2013 Successor and Predecessor periods of $59.7 million was less than our cash-based interest expense during the same period of $67.2 million due to the factors previously described.

Cash provided by operating activities during Fiscal 2012 increased $18.4 million compared with Fiscal 2011 as changes in operating assets and liabilities represented a source of cash of $5.4 million during Fiscal 2012, compared to a use of cash of $13.3 million during Fiscal 2011. This year-over-year change was primarily attributable to the timing of vendor payments and the resulting changes in accounts payable during the respective periods.

Cash used in investing activities decreased $6.9 million during the combined Fiscal 2013 Successor and Predecessor periods compared with Fiscal 2012 due to the $27.6 million acquisition of the Grand Union supermarkets during Fiscal 2012. Partially offsetting this was a $16.6 million increase in normal capital expenditure investments. We expect to invest $45 million to $50 million in capital expenditures during the next 12 months.

Cash used in investing activities during Fiscal 2012 increased $21.8 million compared with Fiscal 2011, primarily due to cash consideration of $27.6 million paid in connection with the GU Acquisition, partially offset by a decrease in normal capital expenditure activities.

Cash used in financing activities decreased $4.7 million during the combined Fiscal 2013 Successor and Predecessor periods compared with Fiscal 2012. During the 2013 periods, our revolving credit facility borrowings increased $19.8 million, compared with a $30.0 million increase during Fiscal 2012. During the Fiscal 2013 Predecessor Period, $4.3 million was used to redeem stock from stockholders, while $20.9 million of costs were incurred during Fiscal 2012 in connection with the extinguishment of our previously outstanding $350.0 million senior secured notes.

Cash used in financing activities decreased $15.0 million during Fiscal 2012 compared with Fiscal 2011 as a result of the December 2012 refinancing and dividend activities, as we used the proceeds from the issuance of $460.0 million of senior secured notes to repay our previously outstanding $350.0 million senior secured notes and pay a $100.0 million dividend to our shareholders.

Contractual Obligations

The following table sets forth a summary of our contractual obligations as of December 28, 2013:

(Dollars in thousands)

	Payments due by Period
	2014	2015	2016	2017	2018	Thereafter	Total
Long-term debt(1):
Holding I Notes(2)	$—	$—	$—	$460,000	$—	$—	$460,000
Holding II Notes(3)	—	—	—	—	150,000	—	150,000
Other long- term debt	2,309	198	33	54,835	36	437	57,848
Interest(4)	71,914	69,791	68,649	64,169	16,099	33,071	323,693
Operating leases(5)	32,846	35,995	37,454	41,129	43,471	257,101	447,996
Capital leases(5)	8,314	7,848	7,647	6,700	6,356	25,389	62,254
Purchase obligations(6)	15,328	15,118	15,038	14,911	—	—	60,395
Other liabilities(7)	62,685	5,728	4,215	763	714	2,841	76,946

Total	$193,396	$134,678	$133,036	$642,507	$216,676	$318,839	$1,639,132

(1)	The table is not reflective of the $12.3 million term loan entered into by Tops MBO Co to partially finance the Management Purchase. If certain conditions are met related to our senior notes and ABL Facility, we may pay dividends to Tops MBO Co to fund the principal and interest payments required.
(2)	No principal amounts are due on the Notes due 2017 until December 15, 2017.
(3)	No principal amounts are due on the Notes due 2018 until June 15, 2018.
(4)	Amount primarily includes contractual interest payments related to the Notes due 2017, Notes due 2018, capital leases and other long-term debt.
(5)	Some of our lease agreements provide us with an option to renew. We have not included renewal options in our future minimum lease amounts for renewals that are not reasonably assured. Our future operating lease obligations will change if we exercise these renewal options.

(6)	In addition to the purchase obligations reflected in the table above, we enter into supply contracts to purchase products for resale in the ordinary course of business. This category of contracts covers a broad spectrum of products and sometimes includes specific merchandising obligations relative to those products. These supply contracts typically include either a volume commitment or a fixed expiration date, pricing terms based on the vendor’s published list price, termination provisions and other standard contractual considerations. Our obligation related to these contracts is typically limited to return of unearned allowances and therefore no amounts have been included above. Purchase obligations above represent the outsourcing of a major portion of our information system functions. In July 2010, we extended our existing IT outsourcing agreement with HP through December 31, 2017 to cover a wide range of information systems services. Under the agreement, HP provides data center operations, mainframe processing, business applications and systems development to enhance our customer service and efficiency. The charges under this agreement are based upon the services requested at predetermined rates.
(7)	Other liabilities consist of health and welfare benefits and multiemployer pension plan contributions under collective bargaining agreements, as well as other pension and post-retirement benefits.

Multiemployer Pension Plans

We contribute to the Local One plan, a defined benefit multiemployer pension plan, under our collective bargaining agreements with Local One. The Local One plan generally provides retirement benefits to participants based on their service to contributing employers. We are contingently liable for withdrawal liability in the event that we withdraw from the Local One plan. The actuary for the Local One plan has estimated that, as of December 31, 2012, our withdrawal liability would have been approximately $334.4 million in the event of our complete withdrawal from the Local One plan during the 2013 plan year. We have not yet received estimates for withdrawals occurring in 2014. In accordance with applicable accounting rules, our contingent withdrawal liability is not included in our consolidated financial statements. We have no intention to withdraw from the Local One plan. During the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, we made contributions of $0.8 million, $9.2 million, $9.4 million and $8.9 million, respectively, to this plan. We are required to increase our annual contributions to the Local One plan pursuant to our current collective bargaining agreements and the Local One plan’s current rehabilitation plan.

As a result of our acquisition of Erie Logistics from C&S in December 2013, we are now obligated to contribute to the New York State Teamsters Conference Pension and Retirement Fund (the “Fund”). Our required annual contribution to the Fund for Fiscal 2014 is approximately $4.5 million. We are required to increase our annual contributions to the Fund pursuant to the collective bargaining agreements with Teamsters Local 264 and the Fund’s current rehabilitation plan.

We are also contingently liable for withdrawal liability in the event of a withdrawal from the Fund, which includes any withdrawal liability imposed on Erie Logistics for which C&S is jointly liable. In late January 2014, we received notice that the Fund had suspended Erie Logistics as a participating employer in the Fund pending the Fund’s investigation into the acquisition. Counsel to the Fund has asserted that the focus of this investigation is to obtain information in part to allow the Fund to assess whether to permit Erie Logistics to participate in the Fund following the acquisition.

Notwithstanding the suspension, we have continued to make contributions to the Fund for the Erie Logistics associates as required by the collective bargaining agreements with Teamsters Local 264. The Fund has rejected and returned these contributions pending completion of its investigation. We have established a separate interest bearing account to hold these contributions.

If it were determined that Erie Logistics may not participate in the Fund, this determination would result in Erie Logistics’ involuntary withdrawal from the Fund for which we would bear financial responsibility. Although we will vigorously contest any such withdrawal determination, during the pendency of the proceeding to contest such determination, ERISA would require that conditional monthly payments of withdrawal liability be made. Although the actuarial estimate of liability for a withdrawal from the Fund in 2013 is $183.3 million, the actual withdrawal liability would be determined based on an average of the three highest consecutive years of Erie Logistics’ annual contributions to the Teamster Fund during the most recent ten year period of its participation and would be payable on a monthly basis over a 20 year period.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, net sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation

Product cost inflation could vary from our estimates due to general economic conditions, weather, availability of raw materials and ingredients in the products that we sell and their packaging, and other factors beyond our control.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. We have provided a description of all of our significant accounting policies in Note 1 to our consolidated financial statements in Item 8 of this 10-K. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity.

Vendor Allowances

We receive allowances from many of the vendors whose products we stock in our supermarkets. Allowances are received for a variety of merchandising activities, which consist of the inclusion of vendor products in our advertising, placement of vendor products in prominent locations in our supermarkets, introduction of new products, slotting fees, exclusivity rights in certain categories of products and temporary price reductions offered to customers on products held for sale. We also receive vendor allowances associated with buying activities such as volume purchase rebates and rebates for purchases made during specific periods.

We record a receivable for vendor allowances for which we have fulfilled our contractual commitments but have not received payment from the vendor. When payment for vendor allowances is received prior to fulfillment of contractual terms or before the programs necessary to earn such allowances are initiated, we record such amounts as deferred income or vendor allowances received in advance, respectively, which are classified within accrued expenses and other current liabilities and other long-term liabilities in the consolidated balance sheets. Once all contractual commitments have been met, we record vendor allowances as a reduction of the cost of inventory. Due to system constraints and the nature of certain allowances, it is sometimes not practicable to apply allowances to the item cost of inventory. In those instances, the allowances are applied as a reduction of merchandise costs using a rational and systematic methodology, which results in the recognition of these incentives when the inventory related to the vendor consideration received is sold based on an inventory turns calculation. Accordingly, when the inventory is sold, the vendor allowances are recognized as a reduction of the cost of goods sold. The amount and timing of recognition of vendor allowances, as well as the amount of vendor allowances remaining as deferred income or vendor allowances received in advance, requires management judgments and estimates. Management determines these amounts based on estimates of current year purchase volume using forecasted and historical data and review of average inventory turnover. These judgments and estimates impact our reported operating earnings and accrued deferred income.

Inventory Valuation

We value inventories at the lower of cost or market using the last-in, first-out, or LIFO, method. Our inventory balances consist primarily of finished goods. Inventory costs include the purchase price of the product and freight charges to deliver the product and are net of certain cash or non-cash consideration received from vendors.

Cost is determined using the retail method. Under the retail method, the valuation of inventories, and the resulting gross margins, is determined by applying a cost-to-retail ratio for various groupings of similar items to the retail value of inventories. Inherent in the retail inventory method calculations are certain management judgments and estimates which could impact the ending inventory valuation at cost, as well as the resulting gross margins. Our cost to retail ratios contain uncertainties as the calculation requires management to make assumptions and apply judgment regarding inventory mix, inventory spoilage and shrink. Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change.

Physical inventory counts are taken on a cycle basis. We record an estimated inventory shrinkage reserve for the period between each store’s last physical inventory and the consolidated balance sheet date.

Valuation of Tradename

In accordance with the provisions of Accounting Standards Codification (“ASC”) 350, “Intangibles-Goodwill and Other,” or ASC 350, we do not amortize the Tops tradename, which is deemed to have an indefinite useful life.

The Tops tradename is tested for impairment whenever events or circumstances make it more likely than not that an impairment may have occurred, or at least annually, in accordance with ASC 350. We have identified December 1 as the impairment test date for the Tops tradename. Our impairment review is based on a relief from royalty method that requires significant judgment with respect to future volume, revenue growth assumptions, and the selection of the appropriate discount and royalty rates.

We use estimates based on expected trends in making these assumptions. An impairment loss, if necessary, is recorded as the excess of the carrying value over the net present value of estimated cash flows, which represents the estimated fair value of the asset. We did not recognize any impairment losses related to the Tops tradename during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 or Fiscal 2011. In connection with our December 1, 2013 impairment review, the fair value of the tradename was approximately 90% greater than the carrying value.

Valuation of Long-lived Assets

It is our policy to review our long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important, and which could trigger an impairment review, include the following:

•	significant under-performance of a store in relation to expectations;

•	significant negative industry or economic trends;

•	competitive openings; and

•	significant changes or planned changes in our use of the assets.

We determine whether the carrying value of our long-lived assets, including property and equipment, and finite-lived intangible assets may not be recoverable based upon the existence of one or more of the foregoing or other indicators of impairment. We determine if impairment exists relating to long-lived assets by comparing future undiscounted cash flows to the asset’s carrying value. If the carrying value is greater than the undiscounted cash flows, we measure the impairment as the amount by which the carrying value of the assets exceeds the fair value of the assets. The projected cash flows for each asset group considers multiple factors including store sales over its remaining lease term, including sales trends, labor rates, commodity costs and other operating cost assumptions. Because of the significance of long-lived assets and finite-lived intangible assets and the judgments and estimates that go into the fair value analysis, we believe that our policies regarding impairment are critical. As discussed in Note 10 to the consolidated financial statements in Item 8 of this 10-K, the Company recorded impairment charges of $1.6 million and $2.8 million during the Fiscal 2013 Predecessor Period and Fiscal 2011, respectively. There were no impairment charges recorded during the Fiscal 2013 Successor Period or Fiscal 2012.

Acquisition Accounting

We account for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations” (“ASC 805”). As required by ASC 805, assets acquired and liabilities assumed in a business combination are recorded at their respective fair values as of the business combination date. The most difficult estimations of individual fair values are those involving long-lived assets, such as property, equipment and intangible assets. We use available information to make these fair value determinations and, when necessary, engage an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets.

The preliminary fair value of inventory was determined based upon the Company’s estimated selling prices, less estimated costs to sell, disposition costs and normal profit margin. The preliminary fair values of buildings, personal property and site improvements, all of which are included in property and equipment in the succeeding table, were determined using the cost approach. The preliminary fair value of land was determined using the market approach. The preliminary fair values of intangible assets were primarily determined using the income approach which, for the tradename, is based upon the present value of the economic royalty savings associated with the tradename and revenue projections attributed to the tradename. The discount rate applied to the value of intangible assets ranges between 14% and 16% which were benchmarked with reference to the implied rate of return from the transaction model as well as an estimate of a market participant’s weighted average cost of capital on the capital asset pricing model.

Leases

We lease buildings and equipment under operating and capital lease arrangements. In accordance with ASC 840, “Leases,” we classify our leases as capital leases when the lease agreement transfers substantially all risks and rewards of ownership to us. For leases determined to be capital leases, the asset and liability are recognized at an amount equal either to the fair value of the leased asset or the present value of the minimum lease payments during the lease term, whichever is lower. Leases that do not qualify as capital leases are classified as operating leases, and the related lease payments are expensed on a straight-line basis (taking into account rent escalation clauses) over the lease term, including, as applicable, any rent-free period during which we have the right to use the asset. Determining whether a lease is a capital or an operating lease requires judgment on various aspects that include the fair value of the leased asset, the economic life of the leased asset, whether or not to include renewal options in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Self-Insurance Programs

We are primarily self-insured for costs related to workers’ compensation and general liability claims. As of December 28, 2013, our workers’ compensation and general liability reserves were $16.2 million and $6.5 million, respectively. The liabilities represent our best estimates, using generally accepted actuarial reserving methods, of the ultimate obligations for reported claims plus those incurred but not reported for all claims incurred through the balance sheet date. We establish case reserves for reported claims using case-basis evaluation of the underlying claim data which is updated as new information becomes known.

For both workers’ compensation and general liability claims, we have purchased stop-loss coverage to limit our exposure to any significant exposure on a per claim basis. We are insured for covered costs in excess of established per claim limits. We account for the liabilities for workers’ compensation and general liability claims on a present value basis utilizing a risk-adjusted discount rate.

The assumptions underlying the ultimate costs of existing claim losses are subject to a high degree of unpredictability, which can affect the liability recorded for such claims. For example, variability in inflation rates of health care costs inherent in these claims can affect the amounts realized. Similarly, changes in legal trends and interpretations, as well as a change in the nature and method of how claims are settled, can affect ultimate costs. Our estimates of liabilities incurred do not anticipate significant changes in historical trends for these variables, and any changes could have a considerable effect on future claim costs and currently recorded liabilities.

Income Taxes

We account for income taxes using the liability method in accordance with ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based upon differences between the financial reporting and the tax basis of assets and liabilities, net operating loss carry forwards and federal tax credits, and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liabilities are expected to be realized or settled. The Company uses the provisions of ASC 740 to assess and record income tax uncertainties. In relation to recording the provision for income taxes, management must estimate the future tax rates applicable to the reversal of temporary differences, make certain assumptions regarding whether book/tax differences are permanent or temporary, and if temporary, the related timing of expected reversal. Also, estimates are made as to whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. If recovery is not more likely than not, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets. Alternatively, we may make estimates about the potential usage of deferred tax assets that decrease our valuation allowances. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for uncertain tax positions when we believe that such tax positions do not meet the more likely than not threshold. We adjust these reserves in light of changing facts and circumstances, such as the outcome of a tax audit or the lapse of the statute of limitations. The provision for income taxes includes the impact of reserve provisions and changes to the reserves that are considered appropriate.

Recent Accounting Pronouncements—Not Yet Adopted

Recent Accounting Pronouncements are included in Note 1 to the consolidated financial statements in Item 8 of this 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We use derivative financial instruments from time to time primarily to manage our exposure to fluctuations in interest rates and, to a lesser extent, adverse fluctuations in commodity prices and other market risks. We do not enter into derivative financial instruments for trading purposes. As a matter of policy, all of our derivative positions are intended to reduce risk by hedging an underlying economic exposure. Because of the high correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments generally are offset by reciprocal changes in the value of the underlying exposure. The interest rate derivatives we use are straightforward instruments with liquid markets.

We manage our exposure to interest rates and changes in the fair value of our debt instruments primarily through the strategic use of variable and fixed rate debt, and interest rate swaps. As of December 28, 2013, we did not have any outstanding interest rate swaps designated as fair value or cash flow hedges.

The table below provides information about our outstanding debt as of December 28, 2013. The amounts shown for each year represent the contractual maturities of long-term debt, excluding capital lease obligations, as of December 28, 2013. Interest rates reflect the weighted average rates for the outstanding instruments. The Fair-Value column includes the fair-value of our debt instruments as of December 28, 2013. Refer to Note 1 of our consolidated financial statements in Item 8 of this 10-K for information about our accounting policy for financial instruments.

(Dollars in thousands)

	Expected Fiscal Year of Maturity
	2014	2015	2016	2017	2018	Thereafter	Fair Value
Debt
Fixed rate	$2,309	$198	$33	$460,035	$150,036	$437	$665,061
Average interest rate	3.5%	6.6%	4.0%	8.9%	8.7%	4.0%
Variable rate	$—	$—	$—	$54,800	$—	$—	$54,800
Average interest rate	N/A	N/A	N/A	1.9%	N/A	N/A

COMMODITY PRICE RISK

We purchase products that are impacted by commodity prices and are therefore subject to price volatility caused by weather, market conditions and other factors, which are not considered predictable or within our control.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following are set forth below:

Report of Independent Registered Public Accounting Firm	30

Consolidated Balance Sheets as of December 28, 2013 and December 29, 2012	31

Consolidated Statements of Comprehensive (Loss) Income for the periods from December 1, 2013 to December 28, 2013 (Successor) and from December 30, 2012 to November 30, 2013 (Predecessor) and for the years ended December 29, 2012 and December 31, 2011	32

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the periods from December 1, 2013 to December 28, 2013 (Successor) and from December 30, 2012 to November 30, 2013 (Predecessor) and for the years ended December 29, 2012 and December 31, 2011	33

Consolidated Statements of Cash Flows for the periods from December 1, 2013 to December 28, 2013 (Successor) and from December 30, 2012 to November 30, 2013 (Predecessor) and for the years ended December 29, 2012 and December 31, 2011	34

Notes to Consolidated Financial Statements	36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tops Holding II Corporation & subsidiary

Williamsville, New York

We have audited the accompanying consolidated balance sheets of Tops Holding II Corporation and subsidiary (the “Company”) as of December 28, 2013 (Successor) and December 29, 2012 (Predecessor), and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity (deficit), and cash flows for the period from December 30, 2012 to November 30, 2013 (Predecessor Period), for the period from December 1, 2013 to December 28, 2013 (Successor Period), and for the fiscal years ended December 29, 2012 (Predecessor Period) and December 31, 2011 (Predecessor Period). Our audits also included the financial statement schedules listed in the Index at Item 15. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tops Holding II Corporation and subsidiary as of December 28, 2013 (Successor) and December 29, 2012 (Predecessor) and the results of their operations and their cash flows for the period from December 30, 2012 to November 30, 2013 (Predecessor Period), for the period from December 1, 2013 to December 28, 2013 (Successor Period), and for the fiscal years ended December 29, 2012 (Predecessor Period) and December 31, 2011 (Predecessor Period), in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company was acquired by Tops MBO Corporation on December 1, 2013. The acquisition was accounted for as a purchase and “push-down accounting” was applied which established a new basis of accounting for the Company’s assets and liabilities.

/s/ Deloitte & Touche LLP

Williamsville, New York

March 27, 2014

TOPS HOLDING II CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)

	December 28, 2013	December 29, 2012
	(Successor)	(Predecessor)
Assets
Current assets:
Cash and cash equivalents	$29,913	$32,422
Accounts receivable, net (Note 3)	64,521	53,475
Inventory, net	142,296	125,487
Prepaid expenses and other current assets	10,755	9,323
Income taxes refundable	110	237
Current deferred tax assets (Note 11)	6,129	1,924

Total current assets	253,724	222,868
Property and equipment, net (Note 4)	385,581	350,649
Goodwill (Note 5)	217,406	15,002
Intangible assets, net (Note 5)	193,339	74,498
Other assets (Note 6)	18,986	12,985

Total assets	$1,069,036	$676,002

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$79,700	$77,460
Accrued expenses and other current liabilities (Note 7)	98,231	75,740
Current portion of capital lease obligations (Note 8)	8,314	14,357
Current portion of long-term debt (Note 9)	2,309	2,271

Total current liabilities	188,554	169,828
Capital lease obligations (Note 8)	114,286	149,503
Long-term debt (Note 9)	664,186	495,446
Other long-term liabilities	31,470	38,871
Non-current deferred tax liabilities (Note 11)	52,244	5,626

Total liabilities	1,050,740	859,274

Commitments and contingencies (Note 15)
Common shares ($0.001 par value; 300,000 authorized shares, 126,560 shares issued and outstanding as of December 28, 2013 and 144,776 shares issued and outstanding as of December 29, 2012) (Note 12)	—	—
Paid-in capital (deficit)	20,860	(100,077)
Accumulated deficit	(2,613)	(79,625)
Accumulated other comprehensive income (loss), net of tax	49	(3,570)

Total shareholders’ equity (deficit)	18,296	(183,272)

Total liabilities and shareholders’ equity (deficit)	$1,069,036	$676,002

See notes consolidated financial statements.

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Dollars in thousands)

	Successor	Predecessor
	Fiscal 2013	Fiscal 2013	Fiscal 2012	Fiscal 2011
	(4 weeks)	(48 weeks)	(52 weeks)	(52 weeks)
Net sales	$197,323	$2,283,516	$2,365,339	$2,355,492
Cost of goods sold	(139,914)	(1,589,850)	(1,654,093)	(1,650,166)
Distribution costs	(3,469)	(45,583)	(46,663)	(44,189)

Gross profit	53,940	648,083	664,583	661,137
Operating expenses:
Wages, salaries and benefits	(26,798)	(315,036)	(320,626)	(317,738)
Selling and general expenses	(9,297)	(107,424)	(99,841)	(103,153)
Administrative expenses (inclusive of share-based compensation expense of $0, $3,826, $1,451 and $1,140)	(6,374)	(91,173)	(82,404)	(79,780)
Rent expense, net	(2,123)	(22,842)	(21,225)	(18,856)
Depreciation and amortization	(5,207)	(51,240)	(52,617)	(51,205)
Advertising	(1,972)	(19,236)	(19,314)	(18,789)
Impairment (Note 10)	—	(1,620)	—	(2,791)

Total operating expenses	(51,771)	(608,571)	(596,027)	(592,312)
Operating income	2,169	39,512	68,556	68,825
Loss on debt extinguishment	—	—	(31,205)	—
Interest expense, net	(6,445)	(64,458)	(58,893)	(61,698)

(Loss) income before income taxes	(4,276)	(24,946)	(21,542)	7,127
Income tax benefit (expense)	1,663	(1,633)	(1,408)	(1,295)

Net (loss) income	(2,613)	(26,579)	(22,950)	5,832
Changes in post retirement benefit obligations (Note 14)	49	590	(2,309)	(925)

Comprehensive (loss) income	$(2,564)	$(25,989)	$(25,259)	$4,907

See notes to consolidated financial statements.

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands, except share amounts)

			Predecessor			Accumulated	Total
	Successor		Common			Other	Shareholders’
	Common Stock		Stock	Paid-In	Accumulated	Comprehensive	Equity
	Shares	Amount	Shares	Capital	Deficit	(Loss) Income	(Deficit)
Balance at January 1, 2011 (Predecessor)	—	$—	144,776	$(2,668)	$(62,507)	$(336)	$(65,511)
Net income	—	—	—	—	5,832	—	5,832
Retirement obligations adjustments	—	—	—	—	—	(925)	(925)
Share-based compensation	—	—	—	1,140	—	—	1,140

Balance at December 31, 2011 (Predecessor)	—	—	144,776	(1,528)	(56,675)	(1,261)	(59,464)
Net loss	—	—	—	—	(22,950)	—	(22,950)
Retirement obligations adjustments	—	—	—	—	—	(2,309)	(2,309)
Dividend to shareholders ($691 per share)	—	—	—	(100,000)	—	—	(100,000)
Share-based compensation	—	—	—	1,451	—	—	1,451

Balance at December 29, 2012 (Predecessor)	—	—	144,776	(100,077)	(79,625)	(3,570)	(183,272)
Net loss	—	—	—	—	(26,579)	—	(26,579)
Retirement obligations adjustments (Note 14)	—	—	—	—	—	590	590
Dividend to shareholders ($980 per share)			—	(141,920)	—	—	(141,920)
Stock option exercises	—	—	11,340	227	—	—	227
Share-based compensation	—	—	—	3,826	—	—	3,826
Contribution to Tops MBO Corporation	—	—	—	(50)	—	—	(50)
Purchase of shares	—	—	(29,556)	(4,259)	—	—	(4,259)
Application of push-down accounting	—	—	(126,560)	242,253	106,204	2,980	351,437

Balance at November 30, 2013 (Predecessor)	—	—	—	—	—	—	—
Issuance of common stock	126,560	—	—	20,860	—	—	20,860
Net loss	—	—	—	—	(2,613)	—	(2,613)
Retirement obligations adjustments (Note 14)	—	—	—	—	—	49	49

Balance at December 28, 2013 (Successor)	126,560	$—	—	$20,860	$(2,613)	$49	$18,296

See notes to consolidated financial statements.

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Successor	Predecessor
	Fiscal 2013	Fiscal 2013	Fiscal 2012	Fiscal 2011
	(4 weeks)	(48 weeks)	(52 weeks)	(52 weeks)
Cash flows (used in) provided by operating activities:
Net (loss) income	$(2,613)	$(26,579)	$(22,950)	$5,832
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	6,219	64,975	67,802	67,053
Deferred income taxes	(1,669)	1,596	1,364	1,249
Amortization of deferred financing costs	561	2,688	2,847	2,661
LIFO inventory valuation adjustments	(31)	(629)	361	1,333
Share-based compensation expense	—	3,826	1,451	1,140
Impairment	—	1,620	—	2,791
Loss on debt extinguishment	—	—	31,205	—
Other	(5)	(44)	(462)	(87)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	1,723	(12,759)	2,545	1,664
Decrease (increase) in inventory, net	7,646	(12,498)	(2,590)	187
Decrease (increase) in prepaid expenses and other current assets	4,150	(5,571)	4,005	1,103
Decrease (increase) in income taxes refundable	6	121	48	(85)
(Decrease) increase in accounts payable	(1,986)	4,438	1,950	(18,080)
(Decrease) increase in accrued expenses and other current liabilities	(14,751)	38,350	(4,453)	389
Increase in other long-term liabilities	371	515	3,884	1,501

Net cash (used in) provided by operating activities	(379)	60,049	87,007	68,651

Cash flows used in investing activities:
Cash paid for property and equipment	(6,234)	(47,937)	(37,565)	(45,575)
Acquisition of other supermarkets	—	(5,995)	(3,304)	—
Acquisition of Grand Union supermarkets	—	—	(27,640)	—

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in thousands)

	Successor	Predecessor
	Fiscal 2013	Fiscal 2013	Fiscal 2012	Fiscal 2011
	(4 weeks)	(48 weeks)	(52 weeks)	(52 weeks)
Cash flows used in investing activities (continued):
Proceeds from insurable loss recovery	$—	$—	$1,455	$609
Cash paid for intangible assets	—	—	—	(1,527)
Proceeds from sale of assets	—	—	—	1,284

Net cash used in investing activities	(6,234)	(53,932)	(67,054)	(45,209)

Cash flows provided by (used in) financing activities:
Borrowings on 2017 ABL Facility	62,200	346,200	35,000	—
Repayments on 2017 ABL Facility	(49,900)	(338,700)	—	—
Principal payments on capital leases	(642)	(13,441)	(13,318)	(11,161)
Deferred financing costs paid	(378)	(9,358)	(11,943)	(57)
Change in bank overdraft position	98	(310)	(98)	(53)
Repayments of long-term debt borrowings	(1)	(279)	(350,452)	(409)
Proceeds from long-term debt borrowings	—	148,500	460,000	—
Dividend to shareholders		(141,920)	(100,000)	—
Purchase of shares	—	(4,259)	—	—
Stock option exercises	—	227	—
Contribution to Tops MBO Corporation	—	(50)	—	—
Borrowings on 2013 ABL Facility	—	—	158,800	612,900
Repayments on 2013 ABL Facility	—	—	(163,800)	(622,900)
Debt extinguishment costs incurred (Note 9)	—	—	(20,901)	—

Net cash provided by (used in) financing activities	11,377	(13,390)	(6,712)	(21,680)

Net increase (decrease) in cash and cash equivalents	4,764	(7,273)	13,241	1,762
Cash and cash equivalents-beginning of period	25,149	32,422	19,181	17,419

Cash and cash equivalents-end of period	$29,913	$25,149	$32,422	$19,181

See notes to consolidated financial statements.

TOPS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Tops Holding II Corporation (“Holding II” or “Company”), the parent of Tops Holding LLC (“Holding I”), formerly Tops Holding Corporation, was incorporated on May 7, 2013. Holding I is the parent of Tops Markets, LLC (“Tops Markets”), a supermarket retailer in Upstate New York, Northern Pennsylvania and Vermont. Holding I was incorporated on October 5, 2007 and commenced operations on December 1, 2007. As of December 28, 2013, the Company operated 155 supermarkets under the banners of Tops and Orchard Fresh, with an additional five supermarkets operated by franchisees. Holding I has no other business operations other than the ownership of Tops Markets and as a co-issuer of the Holding I Notes (see Note 9).

On November 14, 2013, each of the sellers named therein (including Morgan Stanley Global Private Equity (“MSPE”)) (the “Sellers”), Tops MBO Corporation (“Tops MBO Co”) and Holding II signed a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) pursuant to which Tops MBO Co agreed to purchase substantially all of the outstanding common stock of Holding II (the transactions contemplated by the Purchase and Sale Agreement, the “Management Purchase”). Tops MBO Co is owned and controlled by certain current members of our management who formed Tops MBO Co to purchase such common stock from the Sellers. The Management Purchase closed effective December 1, 2013. The consummation of the Management Purchase was the result of arms’ length negotiations between the current members of management of Holding II and the former outside equity owners of Tops Holding II Corporation. Prior to the Management Purchase, members of management owned approximately 7% of the outstanding equity interests in Holding II, with certain private equity funds and other individuals owning the remaining equity interests. As a result of the Management Purchase, through their ownership of Tops MBO Co and through direct ownership of six shares of Holding II, those members of management now beneficially own all of the outstanding equity interests of Holding II.

The acquisition was accounted for as a purchase and “push down accounting” was required to be applied, with the result that purchase accounting adjustments were reflected in the Company’s financial statements. The application of push down purchase accounting resulted in a new basis of accounting in which the total cost of the purchase of Holding II was allocated to the assets and liabilities using estimates of fair values based on a preliminary allocation of Tops MBO Co purchase price. Accordingly, these financial statements refer to the Company in the period prior to the acquisition as the “Predecessor Period” and in the period subsequent to the acquisition as the “Successor Period.” For more information, see Note 2.

Holding II is the reporting entity for the Holding I Notes and Holding II Notes (see Note 9). Tops MBO Co is neither a co-issuer nor guarantor of these notes. Accordingly, the consolidated financial statements have been prepared for Holding II and exclude the net assets and results of operations of Tops MBO Co. Tops MBO Co’s net assets consist solely of its investment in Holding II, a $12.3 million term loan entered into to partially fund the Management Purchase, and related deferred financing costs. Tops MBO Co has no operations other than as the borrower under this term loan and its ownership of Holding II.

Change in Reporting Entity

Effective May 15, 2013, Holding I was converted to a limited liability company and Tops Markets II Corporation, a wholly-owned subsidiary of Holding I, was formed on May 14, 2013 and added as a co-issuer of the Holding I Notes (see Note 9). On May 15, 2013, the stockholders of Holding I contributed all of the outstanding shares of common stock of Holding I to Holding II in exchange for shares of common stock of Holding II. Holding II has no business operations other than the ownership of Holding I and as the issuer of the Holding II Notes (see Note 9).

On August 20, 2013, Holding II was added as a guarantor of the Holding I Notes, resulting in Holding II becoming the reporting entity related to these notes. The historical results of Holding I and its subsidiaries have been consolidated with Holding II as if Holding II were in existence for all periods presented to reflect the change in reporting entity.

Fiscal Year

The Company operates on a 52/53 week fiscal year ending on the Saturday closest to December 31. The Company’s fiscal years include 13 four-week reporting periods, with an additional week in the thirteenth reporting period for 53-week fiscal years. The Company’s first quarter of each fiscal year includes four reporting periods, while the remaining quarters include three reporting periods. The period from December 1, 2013 to December 28, 2013 (“Fiscal 2013 Successor Period”) includes four weeks. The period from December 30, 2012 to November 30, 2013 (“Fiscal 2013 Predecessor Period”) includes 48 weeks. The periods from January 1, 2012 to December 29, 2012 (“Fiscal 2012”) and January 2, 2011 to December 31, 2011 (“Fiscal 2011”) both included 52 weeks.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All intercompany transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and notes thereto. The most significant estimates used by management are related to the accounting for vendor allowances, valuation of long-lived assets including goodwill and intangible assets, acquisition accounting, lease classification, self-insurance reserves, inventory valuation and income taxes. Actual results could differ from these estimates.

Consolidated Statements of Cash Flows Supplemental Disclosures

Cash and cash equivalents includes cash on hand that is highly liquid with original maturities at the date of purchase of 90 days or less. As of December 28, 2013 and December 29, 2012, outstanding checks in excess of cash balances with the same institution totaled $2.2 million and $2.4 million, respectively. These amounts are recorded as a bank overdraft and classified as accounts payable in the consolidated balance sheets and as a financing activity in the consolidated statements of cash flows.

The following table presents additional cash flow information for the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011 (dollars in thousands):

	Successor	Predecessor
	Fiscal 2013	Fiscal 2013	Fiscal 2012	Fiscal 2011
	(4 weeks)	(48 weeks)	(52 weeks)	(52 weeks)
Cash paid during the year for:
Interest	$29,908	$43,240	$61,984	$58,800
Income taxes	—	17	124	190
Non-cash items:
Unpaid capital expenditures	4,285	4,560	4,907	1,718
Assets acquired under capital leases	787	1,182	4,663	365

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in commercial banks insured by the Federal Deposit Insurance Corporation (“FDIC”), up to $250,000 per depositor. At times, such cash in banks exceeds the FDIC insurance limit. At December 28, 2013 and December 29, 2012, the Company had cash in banks exceeding the FDIC insurance limit of $9.6 million and $11.6 million, respectively.

Accounts Receivable

Accounts receivable are carried at net realizable value. Allowances are recorded, if necessary, in an amount considered by management to be sufficient to meet future losses related to the collectability of accounts receivable. The Company evaluates the collectability of its accounts receivable based on the age of the receivable and knowledge of customers’ financial positions. At December 29, 2012, the allowance for doubtful accounts was $0.4 million. There was no allowance for doubtful accounts at December 28, 2013.

Fair Value of Financial Instruments

The provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” establish a framework for measuring fair value and a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value as follows:

Level 1 – observable inputs such as quoted prices in active markets;

Level 2 – inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3 – unobservable inputs that reflect the Company’s determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including the Company’s own data.

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these financial instruments. At December 28, 2013 and December 29, 2012, the estimated fair value and the carrying value of the Company’s debt instruments were as follows (dollars in thousands):

	December 28, 2013	December 29, 2012
Carrying value of long-term debt:
Current portion of long-term debt	$2,309	$2,271
Long-term debt	664,186	495,446

Total carrying value of long-term debt	666,495	497,717
Fair value of long-term debt	719,861	497,717

Excess of fair value over carrying value	$53,366	$—

The fair value of the Company’s senior notes, which are included in long-term debt, was based on quoted market prices, a Level 2 source. The fair value of the Company’s other long-term debt was based on the net present value of future cash flows using estimated applicable market interest rates for the Company at December 28, 2013 and December 29, 2012, a Level 3 measurement technique.

Fair value measurements of non-financial assets and non-financial liabilities are primarily used in the impairment analysis of long-lived assets, goodwill and intangible assets. Long-lived assets and definite-lived intangible assets are measured at fair value on a nonrecurring basis using Level 3 inputs. Goodwill and the Tops tradename are reviewed annually for impairment on December 1, or more frequently, if impairment indicators arise.

Inventory

The Company values inventory at the lower of cost or market using the last-in, first-out (“LIFO”) method. As of December 28, 2013 and December 29, 2012, the LIFO balance sheet reserves were $0.1 million and $11.1 million, respectively. The LIFO balance sheet reserve was eliminated on December 1, 2013 in connection with acquisition accounting for the Management Purchase (see Note 2). The Company’s inventory balances consist primarily of finished goods. Inventory costs include the purchase price of the product and freight charges to deliver the product and are net of certain cash or non-cash consideration received from vendors (see ‘‘Vendor Allowances’’).

Cost is determined using the retail method for inventory. Under the retail method, the valuation of inventory at cost and the resulting gross margins are determined by applying a cost-to-retail ratio for various groupings of similar items to the retail value of inventory. Inherent in the retail inventory method calculations are certain management judgments and estimates which could impact the ending inventory valuation at cost, as well as the resulting gross margins.

Physical inventory counts are taken on a cycle basis. The Company records an estimated inventory shrink reserve for the period between each store’s last physical inventory and the latest consolidated balance sheet date.

Property and Equipment

Property and equipment is stated at historical cost or, if acquired in a business acquisition, at fair value at the acquisition date, less accumulated depreciation and impairments. Cost includes expenditures that are directly attributable to the acquisition of the item, including shipping charges and sales tax. Interest incurred during the construction period is capitalized as part of the related asset. Expenditures for betterments are capitalized, while repairs and maintenance expenditures are expensed as incurred. Depreciation is calculated on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease terms. The estimated useful lives of the principal categories of property and equipment are as follows:

Asset	Useful Lives
Land and land improvements	Indefinite
Buildings	30 – 40 years
Leasehold improvements	Lesser of 3 – 20 years or remaining lease term
Equipment	2 – 10 years
Automobiles	3 – 10 years
IT software and equipment	3 – 5 years

Long-Lived Assets

Long-lived assets held and used by the Company are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the Company compares the carrying value of the asset or asset group to the estimated, undiscounted future cash flows expected to be generated by the long-lived asset or asset group, as required by the provisions of ASC 360, “Property, Plant, and Equipment.” Impairment charges are recorded as the excess of the net book value over its fair value, which is calculated using the discounted cash flows associated with that asset or assets. As discussed in Note 10, the Company recorded impairment charges of $1.6 million and $2.8 million within the consolidated statements of comprehensive (loss) income during the Fiscal 2013 Predecessor Period and Fiscal 2011, respectively. There were no impairment charges recorded during the Fiscal 2013 Successor Period or Fiscal 2012.

Goodwill

The Company reviews goodwill for impairment annually on December 1, and also upon the occurrence of trigger events. Generally, fair value is determined using a multiple of earnings, or discounted projected future cash flows, and is compared to the carrying value of the Company for purposes of identifying potential impairment. Projected future cash flows are based on management’s knowledge of the current operating environment and expectations for the future. If potential for impairment is identified, the fair value of the Company is measured against the fair value of its underlying assets and liabilities, excluding goodwill, to estimate an implied fair value of the Company’s goodwill. Goodwill impairment is recognized for any excess of the carrying value of the Company’s goodwill over the implied fair value. There were no goodwill impairment charges recorded during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 or Fiscal 2011.

Intangible Assets

The Company’s intangible assets include favorable lease rights, tradenames, franchise agreements and customer relationships. The franchise agreements consist of two franchisees which own five stores, and the customer relationships represent a source of repeat business for the Company. The fair values of the Company’s franchise agreements and customer relationships were estimated using an excess earnings income approach. The principle behind the excess earnings income approach is that the value of an intangible asset is equal to the present value of the incremental after-tax cash flows attributable to that intangible asset. Customer relationships are being amortized on an accelerated basis based upon the level of expected attrition.

The fair values of the tradenames were estimated by utilizing the ‘‘relief from royalty’’ method. This method involves determining the present value of the economic royalty savings associated with the tradenames and revenue projections attributed to the tradenames. The Tops tradename is not amortized due to its indefinite life.

For intangible assets, the Company amortizes the assets as presented in the table below:

Asset	Weighted Average Amortization Period
Tradename – indefinite	Indefinite life
Customer relationships	14.0
Favorable lease rights	9.0
Franchise agreements	14.0

Deferred Financing Costs

The Company records deferred financing costs incurred in connection with entering into its debt obligations. These costs are capitalized and included in other assets in the Company’s consolidated balance sheets. The deferred financing costs are amortized to interest expense over the terms of associated debt on a straight-line basis or using the effective interest method, as appropriate. As discussed in Note 6, during December 2013, the Company capitalized financing costs of $1.2 million in connection with obtaining consent from a majority of holders of the Holding I Notes (see Note 9) to amend the indenture governing the Holding I Notes so that consummation of the Management Purchase did not constitute a change of control (as defined in the indenture governing the Holding I Notes). Additionally, the Company capitalized deferred financing costs of $7.0 million in connection with the Company’s May 2013 financing activities. The Company capitalized deferred financing costs of $13.0 million and wrote off unamortized deferred financing costs of $8.3 million in connection with the Company’s December 2012 financing activities.

Leases

Classification

The Company leases buildings and equipment under operating and capital lease arrangements. In accordance with the provisions of ASC 840, “Leases” (“ASC 840”), the Company classifies its leases as capital leases when the lease agreement transfers substantially all risks and rewards of ownership to the Company. For leases determined to be capital leases, the asset and liability are recognized at an amount equal either to the fair value of the leased asset or the present value of the minimum lease payments during the lease term, whichever is lower. Leases that do not qualify as capital leases are classified as operating leases, and the related lease payments are expensed on a straight-line basis (taking into account rent escalation clauses) over the lease term, including, as applicable, any rent free period during which the Company has the right to use the asset. For leases with renewal options where the renewal is reasonably assured, the lease term is used to (i) determine the appropriate lease classification, (ii) compute periodic rental expense and (iii) depreciate leasehold improvements (unless their economic lives are shorter) includes the periods of expected renewals. Determining whether a lease is a capital or an operating lease requires judgment on various aspects that include the fair value of the leased asset, the economic life of the leased asset, whether or not to include renewal options in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Operating Leases

Store lease agreements generally include rent holidays, rent escalation clauses and contingent rent provisions for a percentage of sales in excess of specified levels. Most of the Company’s lease agreements include renewal periods at the Company’s option. The Company recognizes rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space for construction and other purposes. The Company records tenant improvement allowances and rent holidays as deferred rent liabilities which are amortized over the related lease terms to rent expense. The Company records rent liabilities for contingent percentage of sales lease provisions when it is probable that the specified levels will be reached during the fiscal year.

Lease Financing Obligations

Lease financing obligations pertain to real estate sale-leaseback transactions accounted for under the financing method. The assets (land, as appropriate, and building) subject to these obligations remain on the Company’s consolidated balance sheet at their historical costs and such assets (excluding land) continue to be depreciated over their remaining useful lives. The proceeds received by the Company from these transactions are recorded as lease financing obligations and the lease payments are applied as payments of principal and interest. The selection of the interest rate on lease financing obligations is evaluated at inception of the lease based on the Company’s incremental borrowing rate adjusted to the rate required to prevent recognition of a non-cash loss or negative amortization of the obligation through the end of the primary lease term.

Lease Incentives

For leases classified as operating leases, the Company recognizes rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. Payments made to the Company representing incentives to sign a new lease or representing reimbursements for leasehold improvements are deferred and recognized on a straight-line basis over the term of the lease as reductions of rent expense. Such payments received for leases classified as capital leases are recorded as increases to the related capital leases obligations, reducing the portion of future rent payments classified as interest expense.

Rental Income

For certain properties, the Company subleases either a portion or all of the property. The sublease income of the properties is recognized as rental income. In certain cases, the Company subleases store locations to third parties. Rental income was $0.3 million, $3.4 million, $4.2 million and $3.5 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively, and is recorded as an offset to rent expense in the consolidated statements of comprehensive (loss) income.

Asset Retirement Obligations

Asset retirement obligations (“AROs”) are legal obligations associated with the retirement of long-lived assets (i.g., gas tank removal and removal of store equipment upon store closure). These liabilities are initially recorded at fair value and the related asset retirement costs are capitalized by increasing the carrying amount of the related assets by the same amount as the liability in accordance with the provisions of ASC 410, “Asset Retirement and Environmental Obligations.” Asset retirement costs are subsequently depreciated over the useful lives of the related assets. Subsequent to initial recognition, the Company records changes in the ARO liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company derecognizes ARO liabilities when the related obligations are settled. The ARO liabilities recognized at December 28, 2013 and December 29, 2012 were $2.9 million and $3.3 million, respectively. Accretion expense attributable to ARO liabilities was $0.1 million, $0.3 million, $0.2 million and $0.2 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011 (see Note 15).

Guarantees

The Company has been party to a variety of contractual agreements under which it may be obligated to indemnify the other party for certain matters. Additionally, the Company guarantees certain other contractual arrangements. Under these agreements, the Company may provide certain routine indemnifications relating to representations and warranties (i.e., ownership of assets and environmental or tax indemnifications). The terms of these indemnifications range in duration and may not be explicitly defined.

The Company has applied the provisions of ASC 460, “Guarantees” to its agreements that contain guarantee or indemnification clauses. These provisions require the Company to recognize and disclose certain types of guarantees, even if the likelihood of requiring the Company’s performance is remote (see Note 15). Historically, the Company has not been required to make payments related to its agreements that contain guarantee or indemnification clauses.

Insurance Programs

The Company is insured by a third-party carrier, subject to certain deductibles and self-insured retentions ranging from $0.1 million to $1.0 million. The Company maintains an insurance program covering primarily fleet, general liability inclusive of druggist liability, workers’ compensation, property, environmental and other executive insurance policies. The Company accrues estimated ultimate liabilities for its insurance programs based on known claims and past claims history. As of December 28, 2013 and December 29, 2012, these accruals of $6.0 million and $4.8 million, respectively, were included in accrued expenses and other current liabilities, and accruals of $16.7 million and $15.4 million, respectively, were included in other long-term liabilities in the Company’s consolidated balance sheets.

Employee Benefits

The Company accounts for its participation in a multiemployer pension plan by recognizing as net pension cost the required contributions for the period and recognizing as a liability any contributions due and unpaid (see Note 14).

Revenue Recognition

The Company generates and recognizes revenue at the point of sale in its stores, net of sales tax collected. Discounts, earned by customers through agreements or by using their bonus or loyalty cards, are recorded by the Company as a reduction of revenue as they are earned by the customer. Franchise revenue consists of net revenue on wholesale sales to franchisees, and income from franchise fees and administrative fees. Franchise revenues were $0.5 million, $3.7 million $4.2 million and $4.1 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively, and are included in net sales in the consolidated statements of comprehensive (loss) income.

For certain products or services, such as the sales of lottery tickets, third-party prepaid phone cards, third-party gift cards, stamps and public transportation tickets, the Company acts as an agent. In accordance with the provisions of ASC 605, “Revenue Recognition” (“ASC 605”), the Company records the amount of the net margin or commission in its net sales. Commission income was $0.6 million, $2.5 million, $2.7 million and $2.2 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively, and is included in net sales in the consolidated statements of comprehensive (loss) income.

The Company records a deferred revenue liability when it sells gift cards, recording revenue when customers redeem the gift cards. These gift cards do not expire. The Company has completed an analysis of the historical redemption patterns of gift cards. As a result of this analysis, the Company has determined that the likelihood of redemption after two years is remote. Therefore, the Company reduces the liability and recognizes ‘‘breakage’’ income for the unused portion of gift cards after two years. The Company recognized gift card breakage income of $0.1 million, $0.3 million, $0.3 million and $0.2 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively.

Cost of Goods Sold and Distribution Costs

Cost of goods sold and distribution costs include the purchase price of products sold and other costs incurred in bringing inventories to the location and condition ready for sale, including costs of purchasing, storing and transportation. In accordance with the provisions of ASC 605, cash consideration received from vendors is recognized as a reduction of cost of goods sold. During the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, depreciation expense of $0.2 million, $2.4 million, $2.9 million and $3.4 million, respectively, is included in distribution costs in the consolidated statements of comprehensive (loss) income.

Vendor Allowances

The Company receives allowances from many of the vendors whose products the Company buys for resale in its stores. Allowances are received for a variety of merchandising activities, which consist of the inclusion of vendor products in the Company’s advertising, placement of vendor products in prominent locations in the Company’s stores, introduction of new products, exclusivity rights for certain categories of products and temporary price reductions offered to customers on products held for sale. The Company also receives vendor funds associated with buying activities such as volume purchase rebates and rebates for purchases made during specific periods.

The Company records a receivable for vendor allowances for which the Company has fulfilled its contractual commitments but has not yet received payment from the vendor. When payment for vendor allowances is received prior to fulfillment of contractual terms or before the programs necessary to earn such allowances are initiated, the Company records such amounts as deferred income or vendor funds received in advance, respectively, which are classified within accrued expenses and other current liabilities and other long-term liabilities in the consolidated balance sheets. Once all contractual commitments have been met, the Company records vendor allowances as a reduction of the cost of inventory. Accordingly, when the inventory is sold, the vendor allowances are recognized as a reduction of the cost of goods sold in the consolidated statements of comprehensive (loss) income.

Selling and General Expenses

Selling and general expenses consist of repairs and maintenance charges, utilities, supplies, real estate taxes, insurance, bank and credit card fees and other general expenses. Depreciation expense included in selling and general expenses in the consolidated statements of comprehensive (loss) income was $0.1 million, $0.2 million, $0.2 million and $0.2 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011.

Administrative Expenses

Administrative expenses consist of charges for services performed by outside vendors, salaries and wages of support office employees, rent and depreciation of support offices and assets, and other administrative expenses. During the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, depreciation expense of $0.7 million, $10.5 million, $11.4 million and $11.5 million, respectively, was included in administrative expenses in the consolidated statements of comprehensive (loss) income.

Effective December 28, 2012, following the December 20, 2012 dividend (see Note 12), the Company awarded payments to holders of stock options under the 2007 Stock Incentive Plan in amounts equal to the difference between the per share dividend paid to shareholders and the reductions in exercise prices associated with the stock options (see Note 12). The payments totaled $5.0 million and were recorded within administrative expenses in the Fiscal 2012 consolidated statement of comprehensive (loss) income.

As discussed in further detail in Note 12, following the May 15, 2013 Holding II dividend, the exercise prices of all outstanding stock options were reduced by $380, from $400 to $20 per share. As a result of the acceleration of vesting and exercise price reductions of outstanding stock options, the Company recognized incremental stock-based compensation expense of $3.1 million within administrative expenses in the consolidated statement of comprehensive (loss) income during the Fiscal 2013 Predecessor Period. Additionally, on May 16, 2013, the Company awarded make-whole payments to holders of stock options under the 2007 Stock Incentive Plan in amounts of $600 per stock option, representing the difference between the per share dividend paid to Holding II stockholders and the reduction in the exercise price of the stock options. These payments, totaling $6.8 million, were also recorded within administrative expenses in the consolidated statement of comprehensive (loss) income during the Fiscal 2013 Predecessor Period.

In connection with the Management Purchase, the Company incurred $1.0 million and $14.8 million of transaction costs that have been recorded within administrative expenses in the consolidated statement of comprehensive (loss) income during the Fiscal 2013 Successor and Predecessor periods, respectively.

Advertising

Advertising includes newspaper inserts, direct mail and radio commercials, promotional prizes, as well as the expenses of the Company’s advertising department. The Company recognizes advertising expenses as incurred.

Income Taxes

Holding I and Tops Markets are single member LLC’s whose operations are included in the Holding II tax return, as Holding I and Tops Markets are disregarded entities for income tax purposes. The Company accounts for income taxes using the liability method in accordance with ASC 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based upon differences between the financial reporting and the tax basis of assets and liabilities, including net operating loss carry forwards, and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liabilities are expected to be realized or settled. The Company uses the provisions of ASC 740 to assess and record income tax uncertainties. In relation to recording the provision for income taxes, management must estimate the future tax rates applicable to the reversal of temporary differences, make certain assumptions regarding whether book/tax differences are permanent or temporary and if temporary, the related timing of expected reversal. Also, estimates are made as to whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. If recovery is not likely, the Company must increase its provision for taxes by recording a valuation allowance against the deferred tax assets that the Company estimates will not ultimately be recoverable. Alternatively, the Company may make estimates about the potential usage of deferred tax assets that decrease its valuation allowances. Tax positions are recognized when they are more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon settlement. The Company is subject to periodic audits by the Internal Revenue Service and other foreign, state and local taxing authorities. These audits may challenge certain of the Company’s tax positions such as the timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. The Company’s U.S. federal income tax return for the 2012 tax year and beyond remains subject to examination by the IRS. State returns remain subject to examination for tax years 2007 and beyond depending on each state’s statute of limitations. The Company evaluates its tax positions and establishes liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. These tax uncertainties are reviewed as facts and circumstances change and are adjusted accordingly. This requires significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the Company’s effective tax rate and cash flows in future years. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company applies the Black-Scholes valuation model at the date of grant to determine the fair value of stock options granted to participants. The fair value of stock options are then amortized on a straight-line basis to compensation expense over the applicable vesting period, which is generally between three and five years. Compensation expense is recognized only for those options expected to vest, with forfeiture estimates based on the Company’s historical experience and future expectations. The Company’s outstanding stock options represent non-qualified stock options for income tax purposes. As such, the stock option grants result in the creation of a deferred tax asset until the time that such stock option is exercised.

Recently Issued Accounting Pronouncements

There are no recent accounting pronouncements that have had or are expected to have a material impact on the Company’s consolidated financial statements as of the date of this report.

Segments

The Company’s supermarkets offer grocery, produce, frozen, dairy, meat, floral, seafood, health and beauty care, general merchandise, deli and bakery goods. The Company operates one supermarket format where each supermarket offers the same general mix of products with similar pricing to similar categories of customers. As of December 28, 2013, 79 supermarkets offered pharmacy services and 51 fuel centers were in operation, inclusive of the Company’s franchise locations. The Company’s retail operations, which represent substantially all of the Company’s consolidated sales, earnings and total assets, are its only operating segment and reportable segment. The Company’s retail operations as a whole reflect the level at which the business is managed and how the Company’s Chief Executive Officer, who acts as the Company’s chief operating decision maker, assesses performance internally.

The following table presents sales revenue by type of similar product (dollars in thousands):

	Successor		Predecessor
	Fiscal 2013		Fiscal 2013		Fiscal 2012		Fiscal 2011
	(4 weeks)		(48 weeks)		(52 weeks)		(52 weeks)
		% of		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total	Amount	Total
Non-perishables(1)	$112,807	57.2%	$1,292,889	56.6%	$1,337,030	56.5%	$1,335,913	56.7%
Perishables(2)	53,541	27.1%	625,240	27.4%	631,621	26.7%	624,490	26.5%
Fuel	16,433	8.3%	202,578	8.9%	218,815	9.3%	204,193	8.7%
Pharmacy	12,539	6.4%	146,107	6.4%	160,069	6.8%	174,437	7.4%
Other(3)	2,003	1.0%	16,702	0.7%	17,804	0.7%	16,459	0.7%

	$197,323	100.0%	$2,283,516	100.0%	$2,365,339	100.0%	$2,355,492	100.0%

(1)	Non-perishables consist of grocery, dairy, frozen, general merchandise, health and beauty care and other non-perishable related products.
(2)	Perishables consist of produce, meat, seafood, bakery, deli, floral, prepared foods and other perishable related products.
(3)	Other primarily consists of franchise income and service commission income, such as lottery, money orders and money transfers.

2. BUSINESS ACQUISITIONS

Management Purchase

On December 1, 2013, the Management Purchase was consummated. Following the Management Purchase, primarily through their ownership of Tops MBO Co, management now beneficially owns all of the outstanding equity interests of Holding II. Accordingly, the Company was required to apply “push down” accounting, with the results of the Management Purchase reflected in Holding II’s consolidated financial statements. The application of “push down” accounting has resulted in a new basis of accounting in which the total purchase price paid by Tops MBO Co has been allocated to the assets acquired and liabilities assumed using preliminary estimates of their fair values under the acquisition method of accounting in accordance with ASC 805, “Business Combinations” (“ASC 805”). In addition to the cash consideration of $20.9 million paid to the Sellers, the Company incurred $1.0 million and $14.8 million of transaction costs that have been recorded in administrative expenses in the consolidated statement of comprehensive (loss) income during the Fiscal 2013 Successor and Predecessor periods, respectively.

Under the acquisition method of accounting, the aggregate purchase price is allocated to the net tangible and intangible assets based upon their estimated fair values on the acquisition date. The Company engaged a third party valuation specialist to assist with the valuation of assets acquired. As the values of certain assets and liabilities are preliminary in nature, the fair values for inventory, property and equipment, favorable and unfavorable lease rights, the tradename, customer relationships, franchise agreements, deferred income taxes and goodwill are subject to adjustment as additional information is obtained. For purposes of a preliminary allocation of the assets acquired and liabilities assumed, the excess of the purchase price over the estimated fair value of net tangible and intangible assets has been assigned to goodwill, which is not tax deductible. The purchase price allocations will be finalized within twelve months of the closing of the Management Purchase. When the valuations are finalized, changes to the preliminary valuation of assets acquired or liabilities assumed may result in material adjustments to the fair value of property and equipment, identifiable intangible assets acquired, including the tradename, deferred income taxes and any related goodwill initially recorded.

The preliminary fair value of inventory was determined based upon the Company’s estimated selling prices, less estimated costs to sell, disposition costs and normal profit margin. The preliminary fair values of buildings, personal property and site improvements, all of which are included in property and equipment in the succeeding table, were determined using the cost approach. The preliminary fair value of land was determined using the market approach. The preliminary fair values of intangible assets were primarily determined using the income approach which, for the tradename, is based upon the present value of the economic royalty savings associated with the tradename and revenue projections attributed to the tradename. The discount rate applied to the value of intangible assets ranges between 14% and 16%, which were benchmarked with reference to the implied rate of return from the transaction model as well as an estimate of a market participant’s weighted average cost of capital on the capital asset pricing model.

The Company had gross deferred tax assets of $50.1 million as of the acquisition date, of which $24.4 million relates to historical net operating losses (“NOLs”). These historical deferred tax assets were offset by deferred tax liabilities of $11.5 million as well as a valuation allowance of $43.9 million.

The Company conducted an analysis to determine the impact of the acquisition on its ability to utilize the NOLs. The analysis concluded that the Company incurred a change in ownership within the meaning of Section 382 of the Internal Revenue Code (“IRC Section 382”). In general, IRC Section 382 places annual limitations on the use of certain tax attributes such as NOLs in existence as the ownership change date. The preliminary IRC Section 382 calculation indicates that change in ownership will not impact the Company’s ability to use certain tax attributes. The IRC Section 382 annual limitation has not yet been finalized. Once the study has been finalized, it could have a material impact on the gross deferred tax assets recognized at the time of the acquisition.

Goodwill resulting from the Management Purchase is not tax deductible. Acquisition accounting adjustments to the fair value of intangible assets, property and equipment and certain other assets and liabilities will also not be deductible for tax purposes. In accordance with ASC 805, preliminary incremental net deferred tax liabilities of $86.4 million related to acquisition accounting adjustments have been established as of the acquisition date with a corresponding adjustment to goodwill.

Due to preliminary net deferred tax liabilities recognized in conjunction with definite-lived intangible assets, property and equipment and certain other assets acquired and liabilities assumed, it was determined that it was more likely than not that the Company will be able to utilize deferred tax assets related to future tax deductions, and as such, the Company reversed the valuation allowance of $43.9 million related to acquired deferred tax assets, including NOLs, with a corresponding adjustment to goodwill.

The following table summarizes the preliminary allocation of the purchase price to the assets acquired and liabilities assumed as of the transaction date (dollars in thousands):

Assets acquired:
Cash	$25,149
Accounts receivable	66,244
Inventory	149,911
Prepaid expenses	14,905
Income taxes refundable	116
Deferred tax assets	1,122
Property and equipment	385,811
Goodwill	217,406
Intangible assets	194,300
Other assets	19,456

Total assets acquired	1,074,420
Liabilities assumed:
Accounts payable	81,588
Accrued expenses and other current liabilities	113,544
Other long-term liabilities	31,196
Capital lease obligations	124,149
Long-term debt	654,177
Deferred tax liabilities	48,906

Total liabilities assumed	1,053,560

Acquisition price	$20,860

The factors contributing to the recognition of goodwill were based upon the Company’s determination that several strategic and synergistic benefits are expected to be realized from the Management Purchase. Goodwill represents the purchase price paid in excess of the fair value of the net assets acquired and liabilities assumed at December 1, 2013.

The following table summarizes the Company’s unaudited pro forma operating results for the Fiscal 2013 Predecessor Period and Fiscal 2012, giving effect to the Management Purchase as if it occurred on January 1, 2012 (dollars in thousands):

	Predecessor
	Fiscal 2013	Fiscal 2012
	(48 weeks)	(52 weeks)
Net sales	$2,283,516	$2,365,339
Operating income	37,518	34,533
Net loss	(28,573)	(56,973)

The pro forma information above reflects the $1.0 million and $14.8 million of transaction costs incurred by the Company during the Fiscal 2013 Successor and Predecessor periods, respectively, within the Fiscal 2012 operating results. This pro forma financial information is not intended to represent or be indicative of what would have occurred if the transaction had taken place prior to the beginning of the period presented and should not be taken as representative of the Company’s future consolidated results of operations.

GU Acquisition

During late September through early October 2012, the Company completed the acquisition of 21 supermarkets from GU Markets LLC (“GU Acquisition”). In addition to cash consideration of $27.6 million paid to GU Markets LLC, the Company incurred $1.3 million of transaction costs that have been recorded in administrative expenses in the condensed consolidated statements of comprehensive (loss) income for Fiscal 2012. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805.

The Company believes the acquisition creates significant strategic value by expanding the Company’s supermarket base with minimal incremental general and administrative expenses.

The Company engaged a third party valuation specialist to assist with the valuation of assets acquired. The fair value of inventory was determined based upon the Company’s estimated replacement cost. The fair values of buildings, personal property and site improvements, all of which are included in property and equipment in the succeeding table, were determined using the cost approach. The fair value of land was determined using the market approach. The fair values of intangible assets were primarily determined using the income approach which, for the tradenames, is based upon the present value of the economic royalty savings associated with the tradenames and revenue projections attributed to the tradenames. Tradenames are being amortized on an accelerated basis based upon a brand obsolescence assumption.

The following table summarizes the final allocation of the purchase price to the assets acquired and liabilities assumed as of the transaction date (dollars in thousands):

Assets acquired:
Accounts receivable	$33
Inventory	7,265
Prepaid expenses	325
Property and equipment	7,898
Goodwill	12,769
Favorable lease rights	2,197
Tradenames	1,000

Total assets acquired	31,487
Liabilities assumed:
Accrued expenses and other current liabilities	803
Unfavorable lease rights	2,172
Capital lease obligation	872

Total liabilities assumed	3,847

Acquisition price	$27,640

The assets acquired and liabilities assumed in the preceding table were included in the acquisition accounting following the Management Purchase.

The results of operations of the acquired supermarkets have been included in the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period and the Fiscal 2012 condensed consolidated statements of comprehensive (loss) income. The acquired supermarkets contributed net sales and operating income of $7.5 million and $0.1 million, respectively, during the Fiscal 2013 Successor Period, and $99.4 million and $1.0 million, respectively, during the Fiscal 2013 Predecessor Period. The acquired supermarkets contributed net sales and operating income of $22.3 million and $0.5 million, respectively, during Fiscal 2012. The following table summarizes the Company’s unaudited pro forma operating results Fiscal 2012 and Fiscal 2011, giving effect to the GU Acquisition as if it occurred on January 1, 2011 (dollars in thousands):

	Fiscal 2012	Fiscal 2011
	(52 weeks)	(52 weeks)
Net sales	$2,441,323	$2,453,012
Operating income	73,814	70,859
Net (loss) income	(17,692)	7,866

The pro forma information above reflects the $1.3 million of transaction costs incurred by the Company during Fiscal 2012 within the Fiscal 2011 operating results. This pro forma financial information is not intended to represent or be indicative of what would have occurred if the transaction had taken place prior to the beginning of the period presented and should not be taken as representative of the Company’s future consolidated results of operations. This pro forma financial information does not contemplate the cost savings expected to be realized from the achievement of synergies, including, without limitation, purchasing savings by leveraging the Company’s relationships with its suppliers and the reduction of duplicative selling, general and administrative expenses.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net of allowance for doubtful accounts, consist of the following (dollars in thousands):

	December 28, 2013	December 29, 2012
Vendor receivables	$36,389	$30,305
Pharmacy receivables	11,690	7,509
Credit and debit card receivables	8,352	8,685
Other receivables	8,090	7,390
Allowance for doubtful accounts	—	(414)

Total accounts receivable, net	$64,521	$53,475

4. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following (dollars in thousands):

	December 28, 2013	December 29, 2012
Land	$5,434	$10,301
Land improvements	7,456	9,438
Buildings	58,833	57,576
Leasehold improvements	60,396	109,928
Equipment	121,300	199,397
IT software and equipment	16,511	39,223

Total at cost	269,930	425,863
Accumulated depreciation	(4,296)	(212,143)

	265,634	213,720
Property, equipment and automobiles under capital leases, net of accumulated depreciation	119,947	136,929

Property and equipment, net	$385,581	$350,649

Included in property and equipment are the following assets under capital leases (dollars in thousands):

	December 28, 2013	December 29, 2012
Land	$21,971	$48,829
Building	95,608	148,633
Equipment	1,044	8,841
Automobiles	2,313	3,401

Total at cost	120,936	209,704
Accumulated depreciation	(989)	(72,775)

Capital lease assets, net	$119,947	$136,929

Depreciation expense was $5.3 million, $58.8 million, $60.8 million and $58.4 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively. Depreciation expense includes $1.0 million, $15.6 million, $16.3 million and $16.0 million related to assets under capital leases during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively.

5. GOODWILL AND INTANGIBLE ASSETS, NET

The following table summarizes the change in the Company’s goodwill balance during Fiscal 2013 (dollars in thousands):

Balance – December 31, 2011	$462
Acquisition of GU supermarkets (Note 2)	12,769
Acquisition of three other supermarkets	1,771

Balance – December 29, 2012	15,002
Acquisition of four supermarkets	4,306
Application of push-down accounting	(19,308)
Management Purchase (Note 2)	217,406

Balance – December 28, 2013	$217,406

The Company acquired four supermarkets in May 2013, resulting in acquired goodwill identified as “acquisition of supermarkets” in the preceding table. This acquisition is not considered material to the Company’s consolidated financial statements. The assets acquired and liabilities assumed in this acquisition were included in the acquisition accounting following the Management Purchase. Goodwill is reviewed annually for impairment on December 1, or more frequently upon the occurrence of trigger events. Based on the Company’s assessment, no goodwill impairments were recorded during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period or Fiscal 2012.

Intangible assets, net of accumulated amortization, consist of the following (dollars in thousands):

				Weighted
	Gross		Net	Average
	Carrying	Accumulated	Carrying	Amortization
December 28, 2013	Amount	Amortization	Amount	Period
Tradename – indefinite	$131,000	$—	$131,000	Indefinite life
Customer relationships	28,400	(568)	27,832	14.0
Favorable lease rights	21,600	(233)	21,367	9.0
Franchise agreements	13,300	(160)	13,140	14.0

	$194,300	$(961)	$193,339	12.3

	Gross		Net
	Carrying	Accumulated	Carrying
December 29, 2012	Amount	Amortization	Amount
Tradename – indefinite	$41,011	$—	$41,011
Favorable lease rights	32,826	(14,759)	18,067
Customer relationships	28,591	(22,794)	5,797
Franchise agreements	11,538	(5,331)	6,207
Tradenames – finite	5,310	(2,222)	3,088
Other	704	(376)	328

	$119,980	$(45,482)	$74,498

The Tops tradename is reviewed annually for impairment on December 1, or more frequently, if impairment indicators arise. Based on the Company’s assessment, no impairment was recorded during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 or Fiscal 2011.

Amortization expense related to intangible assets was $1.0 million, $7.6 million, $8.6 million and $8.7 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively. Such amortization is included in depreciation and amortization in the consolidated statements of comprehensive (loss) income.

Depreciation and amortization in the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period and Fiscal 2012 consolidated statement of comprehensive (loss) income includes $0.1 million, $1.4 million and $1.6 million, respectively, of contra-expense related to the amortization of unfavorable lease rights which are classified in other long-term liabilities in the consolidated balance sheets. Expected future amortization of these unfavorable lease rights is contra-expense of $0.4 million in Fiscal 2014, $0.4 million in Fiscal 2015, $0.4 million in Fiscal 2016, $0.4 million in Fiscal 2017, $0.4 million in Fiscal 2018 and $1.4 million thereafter.

As of December 28, 2013, expected future amortization of intangible assets is as follows (dollars in thousands):

2014	$12,119
2015	10,729
2016	7,724
2017	6,557
2018	5,633
Thereafter	19,577

6. OTHER ASSETS

On December 14, 2012, Tops Markets entered into the 2017 ABL Facility (see Note 9), which amended and restated the 2013 ABL Facility. Costs associated with the 2017 ABL Facility of $1.1 million were capitalized and are being amortized on a straight-line basis over the term of the facility. Unamortized costs of $0.5 million related to the 2013 ABL Facility were written off and recorded within loss on debt extinguishment in the Fiscal 2012 consolidated statement of comprehensive (loss) income.

On December 20, 2012, the Holding I and Tops Markets issued $460.0 million of Holding I Notes (see Note 9), using the proceeds in part to redeem the previously outstanding $350.0 million senior secured notes (“2015 Notes”). Costs associated with the Holding I Notes of $13.0 million were capitalized and are being amortized over the term of the notes using the effective interest method. Unamortized costs of $7.8 million related to the 2015 Notes were written off and recorded within loss on debt extinguishment in the Fiscal 2012 consolidated statement of comprehensive (loss) income.

On May 15, 2013, Holding II issued $150.0 million of Holding II Notes (see Note 9). Costs associated with the issuance of the Holding II notes of $7.0 million were capitalized and are being amortized over the term of the notes using the effective interest method.

The Company capitalized financing costs of $1.2 million in connection with obtaining consent from a majority of holders of the Holding I Notes (see Note 9) to amend the indenture governing the Holding I Notes so that consummation of the Management Purchase did not constitute a change of control (as defined in the indenture governing the Holding I Notes).

Amortization of deferred financing costs is recorded within interest expense in the consolidated statements of comprehensive (loss) income and amounted to $0.5 million, $2.7 million, $2.8 million and $2.7 million in the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively. At December 28, 2013, other assets include deferred financing costs, net of accumulated amortization of $3.3 million, totaling $19.0 million. At December 29, 2012, other assets include deferred financing costs, net of accumulated amortization of $0.1 million, totaling $13.0 million.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (dollars in thousands):

	December 28, 2013	December 29, 2012
Professional and legal fees	$18,854	$6,459
Wages, taxes and benefits	18,391	20,585
Lottery	10,519	10,787
Gift cards	7,312	6,196
Sales and use tax	6,279	1,129
Self-insurance reserves	6,033	4,784
Union medical, pension and 401(k)	4,589	4,518
Property and equipment expenditures	4,285	4,907
Utilities	2,714	2,404
Repairs and maintenance	2,539	2,164
Interest payable	2,272	1,072
Money orders	1,456	1,868
Other	12,988	8,867

	$98,231	$75,740

The increase in accrued professional and legal fees as of December 28, 2013 compared with December 29, 2012 is largely due to $15.2 million of unpaid transaction fees incurred in the Management Purchase. These transaction fees have been or will be paid subsequent to December 29, 2013.

8. LEASES

The Company has a number of capital leases in effect for store properties and equipment. The initial lease terms generally range up to twenty-five years and will expire at various times through 2032, with options to renew for additional periods. The majority of the store leases provide for base rental, plus real estate taxes, insurance, common area maintenance and other operating expenses applicable to the leased premises. Some leases contain escalation clauses for future rents and contingent rents based on sales volume.

As of December 28, 2013, future minimum lease rental payments applicable to non-cancelable capital and operating leases, and expected minimum sublease rental income, were as follows (dollars in thousands):

	Capital Leases	Operating Leases	Future Expected Sub-lease Income
2014	$26,232	$32,846	$4,116
2015	23,663	35,995	3,624
2016	22,325	37,454	3,287
2017	18,689	41,129	3,105
2018	16,468	43,471	2,202
Thereafter	58,367	257,101	2,007

Total minimum lease payments	165,744	$447,996	$18,341

Less amounts representing interest	(103,490)

Present value of net minimum lease payments	62,254
Less current obligations	(8,314)

Long-term cash obligations	53,940
Non-cash obligations	60,346

Total long-term capital lease obligations	$114,286

The Company entered into build-to-suit and sale-leaseback transactions in various years involving certain properties that did not qualify for sale-leaseback accounting as the lease agreements included various forms of continuing involvement. As a result, the transactions have been classified as financing transactions in accordance with ASC Topic 840, “Leases.”

Under the financing method, the assets remain on the consolidated balance sheet and proceeds received by the Company from these transactions are recorded as capital lease obligations, allocated between land, as applicable, and building. Payments under these leases are applied as payments of imputed interest and deemed principal on the underlying building obligations, with no underlying cash payments deemed attributable to the land obligations, and the estimated future value of the buildings at the conclusion of the lease terms. The related land assets are not depreciated, and at the end of the lease terms, the remaining capital lease obligations will equal the combined net book values of the land and buildings. These capital lease obligations are reflected as non-cash obligations in the preceding table. At the expiration of the lease terms, which range from 2023 to 2068, or when the Company’s continuing involvement under the lease agreements ends, the related land, buildings and obligations will be removed from the balance sheet, with no underlying cash payments.

The Company incurred rental expense related to operating leases associated with its supermarkets of $2.4 million, $26.3 million, $25.4 million and $22.3 million, net of sublease rental income of $0.3 million, $3.4 million, $4.2 million and $3.5 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively, that is included in rent expense in the consolidated statements of comprehensive (loss) income. In addition, the Company incurred rental expense related to equipment recorded in selling and general expenses in the consolidated statements of comprehensive (loss) income of $0.1 million, $0.3 million, $0.4 million and $0.8 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively. The Company also incurred rental expense related to equipment and office rent recorded in administrative expenses in the consolidated statements of comprehensive (loss) income of $0.1 million, $1.2 million, $1.4 million and $2.1 million during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively.

9. DEBT

Long-term debt is comprised of the following (dollars in thousands):

	December 28, 2013	December 29, 2012
Holding I Notes	$460,000	$460,000
Holding II Notes	150,000	—
Discount on Holding II Notes	(1,353)	—
2017 ABL Facility	54,800	35,000
Other loans	2,604	2,011
Mortgage note payable	444	706

Total debt	666,495	497,717
Current portion	(2,309)	(2,271)

Total long-term debt	$664,186	$495,446

On May 15, 2013, Holding II issued $150.0 million of unsecured senior notes, bearing cash interest of 8.75% (the “Holding II Notes”). If certain conditions are met, Holding II may be entitled to pay interest on the Holding II Notes by increasing the principal of the notes or by issuing new notes as pay-in-kind interest. Such interest would accrue at a rate of 9.50%. The $148.5 million proceeds from the Holding II Notes issuance, net of a $1.5 million original issue discount, were used to pay a $141.9 million, or $980 per share, dividend to the Holding II stockholders. The Holding II Notes mature June 15, 2018 and require semi-annual interest payments on June 15 and December 15. To the extent permitted by the agreements governing the Holding I Notes (see below) and the 2017 ABL Facility (see below), Holding I is expected to make dividend payments to Holding II to fund the semi-annual interest payments related to the Holding II Notes. The Holding II Notes are redeemable, in whole or in part, at any time on or after June 15, 2015 at specified redemption prices. Prior to June 15, 2015, the Company may redeem some or all of the Holding II Notes at a specified “make-whole” premium.

On December 20, 2012, Holding I and Tops Markets (collectively, the “Issuers”) issued $460.0 million of senior secured notes, bearing interest of 8.875% (the “Holding I Notes”). Effective May 15, 2013, Tops Markets II Corporation was added as a co-issuer of the Holding I Notes. On August 20, 2013, Holding II was added as a guarantor of the Holding I Notes. The proceeds from the Holding I Notes were used to redeem the previously outstanding $350.0 million senior secured notes, pay a $100.0 million dividend to the Holding I shareholders and pay fees and expenses related to the notes issuance. The Holding I Notes mature December 15, 2017 and require semi-annual interest payments on June 15 and December 15. The Holding I Notes are redeemable, in whole or in part, at any time on or after June 15, 2015 at specified redemption prices. Prior to June 15, 2015, the Issuers may redeem some or all of the Holding I Notes at a specified “make-whole” premium.

Also on December 20, 2012, the Company satisfied and discharged its obligations under its previous senior secured notes by depositing $377.3 million in irrevocable trust to repay the $350.0 million notes, and pay a $17.7 million redemption premium and $9.6 million of unpaid interest calculated through January 22, 2013, the settlement date of the redemption with bondholders. The redemption premium, prepaid interest for the period between the December 20, 2012 discharge date and the January 22, 2013 settlement date of $3.2 million, the write off of unamortized deferred financing costs of $7.8 million (see Note 6) and the write off of the unamortized net discount on the notes of $2.0 million were recorded within loss on debt extinguishment in the Fiscal 2012 consolidated statement of comprehensive (loss) income.

The Holding I Notes are collateralized by (i) first priority interests, subject to certain exceptions and permitted liens, in the stock held by Holding II, the Issuers, Tops Markets II Corporation and the guarantor subsidiaries, Tops PT, LLC and Tops Gift Card Company, LLC (collectively, the “Guarantors”), the Company’s warehouse distribution facility in Lancaster, New York, the Company’s retail facility located in Fayetteville, New York and certain owned real property acquired by the Issuers and the Guarantors following the issue date of the Holding I Notes, equipment, intellectual property, and substantially all other assets of the Issuers and the Guarantors, other than assets securing the Company’s asset-based revolving credit facility (the “2017 ABL Facility”) on a first priority basis (collectively, the “Holding I Notes Priority Collateral”), and (ii) second priority interests, subject to certain exceptions and permitted liens, in the assets of the Issuers and the Guarantors that secure the 2017 ABL Facility on a first-priority basis, including present and future receivables, deposit accounts, inventory, prescription lists, and certain rights and proceeds relating thereto (collectively, the “ABL Priority Collateral”).

During Fiscal 2009, Tops Markets entered into an asset-based revolving credit facility (the “2013 ABL Facility”), which was scheduled to expire on October 9, 2013. The 2013 ABL Facility, as amended, allowed a maximum borrowing capacity of $100.0 million, including a sub-limit for the issuance of letters of credit, subject to a borrowing base calculation.

On December 14, 2012, Tops Markets entered into an amended and restated asset-based revolving credit facility (the “2017 ABL Facility”) with Bank of America, N.A., as collateral agent and administrative agent. The 2017 ABL Facility allows a maximum borrowing capacity of $125.0 million, subject to a borrowing base calculation, with an option for future upsizing with up to $50.0 million of additional commitments if certain conditions are met. The borrowing base includes inventory, pharmacy prescription files and certain receivables. On November 14, 2013, certain provisions of the 2017 ABL Facility were amended in conjunction with the Management Purchase. The amended provisions are in effect until May 14, 2015 which: (1) limit permitted acquisitions to store purchases of no more than $10.0 million annually, (2) limit total capital expenditures to no more than $60.0 million per year for each of the 2014 and 2015 fiscal years, and (3) require minimum excess availability of $10.0 million as of the amendment effective date to be reduced by $2.25 million per quarter. The 2017 ABL Facility will mature on December 14, 2017.

Based upon the borrowing base calculation as of December 28, 2013, the unused availability under the 2017 ABL Facility was $31.6 million, after giving effect to $17.6 million of letters of credit outstanding thereunder. As of December 29, 2012, $14.8 million of letters of credit were outstanding under the 2017 ABL Facility. Revolving loans under the 2017 ABL Facility, at the Company’s option, bear interest at either i) LIBOR plus a margin of 150 to 200 basis points, determined based on levels of borrowing availability, or ii) the prime rate plus a margin of 50 to 100 basis points, determined based on levels of borrowing availability. As of December 28, 2013 and December 29, 2012, the effective interest rates on borrowings under the 2017 ABL Facility were 1.90% and 2.06%, respectively. The 2017 ABL Facility is collateralized primarily by (i) first priority interests, subject to certain exceptions and permitted liens, in the ABL Priority Collateral and (ii) second priority interests, subject to certain exceptions and permitted liens, in the Holding I Notes Priority Collateral.

The instruments governing the Holding II Notes, Holding I Notes and the 2017 ABL Facility impose customary affirmative and negative covenants on the Company, including restrictions on indebtedness, liens, type of business, acquisitions, investments, sale or transfer of assets, payment of dividends, transactions involving affiliates, and obligations on a change in control. Failure to meet any of these covenants would be an event of default.

On November 29, 2013, Tops MBO Co entered into a $12.3 million term loan (“MBO Co Loan”) to partially fund the Management Purchase. The MBO Co Loan bears cash interest of LIBOR plus a margin of 300 basis points, with six quarterly principal and interest payments beginning March 31, 2014. Holding II and its subsidiaries are neither co-issuers nor guarantors of the MBO Co Loan, and none of the assets or stock of Holding II are pledged as collateral for the MBO Co Loan. Accordingly, the MBO Co Loan has not been pushed down to the consolidated financial statements of Holding II. If certain conditions are met related to the Holding II Notes and the ABL Facility, Holding II may pay dividends to Tops MBO Co to fund the principal and interest payments required by the MBO Co Loan.

Principal payments required to be made on outstanding debt as of December 28, 2013, excluding capital lease obligations and the MBO Co Loan, are as follows (dollars in thousands):

2014	$2,309
2015	198
2016	33
2017	514,835
2018	150,036
Thereafter	437

Total debt	$667,848

Interest expense, inclusive of capital lease interest of $1.5 million, was $6.4 million during the Fiscal 2013 Successor Period. Interest expense, inclusive of capital lease interest of $14.7 million, was $64.5 million during the Fiscal 2013 Predecessor Period. Interest expense, inclusive of capital lease interest of $18.0 million, was $58.9 million during Fiscal 2012. Interest expense, inclusive of capital lease interest of $20.1 million, was $61.7 million during Fiscal 2011

10. IMPAIRMENT CHARGES

During August 2013, the Company made the determination to abandon the use of software procured for use in its point-of-sale system. Accordingly, the Company wrote off software assets with an aggregate net carrying value of $1.6 million as an impairment in the consolidated statement of comprehensive (loss) income during the Fiscal 2013 Predecessor Period.

On June 30, 2011, the Federal Trade Commission (“FTC”) approved the Company’s application to sell three supermarkets acquired as part of the Fiscal 2010 Penn Traffic acquisition pursuant to a divestiture order. The sale of these supermarkets occurred in late July and early August 2011. The Company recorded a $1.9 million impairment within the consolidated statement of comprehensive (loss) income during Fiscal 2011, representing the excess of the carrying value of assets over the fair value of assets.

During November 2011, the Company executed an agreement to sell an additional supermarket acquired from Penn Traffic subject to the FTC divestiture order. The Company recorded a $0.9 million impairment within the consolidated statement of comprehensive (loss) income during Fiscal 2011, representing the excess of the carrying value of assets over the fair value of assets.

11. INCOME TAXES

Income tax (benefit) expense for the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011 was as follows (dollars in thousands):

	Successor	Predecessor
	Fiscal 2013 (4 weeks)	Fiscal 2013 (48 weeks)	Fiscal 2012 (52 weeks)	Fiscal 2011 (52 weeks)
Current:
Federal	$—	$—	$3	$30
State	6	37	41	16

Total current	6	37	44	46

Deferred:
Federal	(1,474)	(4,442)	(7,716)	1,526
State	(195)	(91)	(1,459)	(506)
Change in valuation allowance	—	6,129	10,539	229

Total deferred	(1,669)	1,596	1,364	1,249

Total income tax (benefit) expense	$(1,663)	$1,633	$1,408	$1,295

Reconciliations of the statutory federal income tax (benefit) expense to the effective tax (benefit) expense for the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011 are as follows (dollars in thousands):

	Successor	Predecessor
	Fiscal 2013 (4 weeks)	Fiscal 2013 (48 weeks)	Fiscal 2012 (52 weeks)	Fiscal 2011 (52 weeks)
Statutory federal income tax (benefit) expense	$(1,497)	$(8,731)	$(7,540)	$2,494
Valuation allowance	—	6,129	10,539	229
State income tax (benefit) expense, net of federal benefit	(191)	259	(1,471)	(496)
Stock-based compensation deficiency on exercise	—	3,062	—	—
Non-deductible expenses	3	1,518	69	143
Benefit of federal tax credits	—	(264)	(63)	(1,107)
Other	22	(340)	(126)	32

	$(1,663)	$1,633	$1,408	$1,295

During May 2013, all outstanding stock options were exercised (see Note 12). As the exercise prices of all stock options equaled the exercise date fair value, no cash expenditures were incurred by the Company. The Company had recognized a deferred tax asset of $3.5 million (including a $0.4 million state portion) related to stock-based compensation recognized by the Company since the stock option grant dates. As the Company did not have a pool of excess tax benefits in equity from prior exercises of stock options, the charge was recorded during the Fiscal 2013 Predecessor Period.

The components of deferred income tax assets and liabilities are comprised of the following (dollars in thousands):

	December 28, 2013	December 29, 2012
Current deferred tax assets (liabilities):
Inventory and other reserves	$(3,706)	$(2)
Prepaid taxes, insurance and service contracts	6,740	5,536
Other	3,095	3,176
Valuation allowance	—	(6,786)

Current net deferred tax assets	6,129	1,924

Non-current deferred tax assets (liabilities):
Capital leases	1,748	11,441
Property and equipment depreciation	(15,900)	(2,544)
Goodwill and intangible assets	(62,625)	(12,335)
Federal and state net operating loss carryforwards and federal credits	23,992	26,179
Valuation allowance	—	(31,247)
Other	541	2,880

Non-current net deferred tax liabilities	(52,244)	(5,626)

Net deferred tax liabilities	$(46,115)	$(3,702)

The Company has U.S. federal and state net operating losses of $52.7 million and $45.5 million, respectively, which expire beginning in 2027. In addition, the Company has federal tax credits of $3.5 million which expire beginning in 2027.

The Company has performed the required assessment of positive and negative evidence regarding the realization of the net deferred income tax assets in accordance with ASC 740. The Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income and recent financial operations, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is used in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified. In evaluating the objective evidence provided by historical results, the Company considers the past three years.

Based on an assessment of the available positive and negative evidence, including the Company’s historical results, the Company determined that there are uncertainties relating to its ability to utilize the net deferred tax assets. In recognition of these uncertainties, the Company provided a 100% valuation allowance on the net deferred income tax assets during Fiscal 2009. During the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, the Company established additional valuation allowance of $6.1 million, $10.5 million and $0.2 million, respectively, with offsetting charges to income tax expense. Additionally, during the Fiscal 2013 Predecessor Period and Fiscal 2012, the Company reduced valuation allowance by $0.2 million and established additional valuation allowance of $1.5 million, respectively, related to amounts recorded in other comprehensive income (loss).

The Company had deferred tax assets of $50.1 million as of the acquisition date, of which $24.4 million relates to historical net operating losses (“NOLs”). These historical deferred tax assets were offset by deferred tax liabilities of $11.5 million as well as a valuation allowance of $43.9 million.

The Company conducted an analysis to determine the impact of the acquisition on its ability to utilize the NOLs. The analysis concluded that the Company incurred a change in ownership within the meaning of Section 382 of the Internal Revenue Code (“IRC Section 382”). In general, IRC Section 382 places annual limitations on the use of certain tax attributes such as NOLs in existence as the ownership change date. The preliminary IRC Section 382 calculation indicates that change in ownership will not impact the Company’s ability to use certain tax attributes. The IRC Section 382 annual limitation has not yet been finalized. Once the study has been finalized, it could have a material impact on the gross deferred tax assets recognized at the time of the acquisition.

Goodwill resulting from the Management Purchase is not tax deductible. Acquisition accounting adjustments to the fair value of intangible assets, property and equipment and certain other assets and liabilities will also not be deductible for tax purposes. In accordance with ASC 805, incremental preliminary net deferred tax liabilities of $86.4 million related to acquisition accounting adjustments have been established as of the acquisition date with a corresponding adjustment to goodwill.

Due to preliminary net deferred tax liabilities recognized in conjunction with definite-lived intangible assets, property and equipment and certain other assets acquired and liabilities assumed, it was determined that it was more likely than not that the Company will be able to utilize deferred tax assets related to future tax deductions, and as such, the Company reversed the valuation allowance of $43.9 million related to acquired deferred tax assets, including NOLs, with a corresponding adjustment to goodwill.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 or Fiscal 2011, and the Company does not expect significant unrecognized tax benefits over the next twelve months.

The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The Company’s U.S. federal income tax return for the 2012 tax year and beyond remains subject to examination by the IRS. State returns remain subject to examination for tax years 2007 and beyond depending on each state’s statute of limitations.

In September 2013, the IRS issued final regulations affecting costs to acquire, produce, or improve tangible property and re-proposed regulations affecting dispositions of tangible property. The final regulations are effective for taxable years beginning on or after January 1, 2014. The Company has evaluated the final regulations and does not expect the adoption of the regulations to have a material impact on its consolidated financial statements.

12. SHAREHOLDERS’ EQUITY (DEFICIT)

Effective January 24, 2008, the Company adopted the 2007 Stock Incentive Plan (‘‘Stock Plan’’) pursuant to which the Company’s Board of Directors, or a committee appointed by the Board of Directors (‘‘Committee’’), could grant at its discretion non-qualified stock options to directors, employees, consultants or independent contractors of the Company. Under the terms of the stock options, options that had not vested prior to a participant’s termination of employment with the Company were forfeited. Stock options vested over a period of three to five years, and expired ten years from the grant date. The 2007 Stock Plan was terminated in connection with the Management Purchase on December 1, 2013.

On December 20, 2012, the Company paid a dividend to its shareholders totaling $100.0 million, or $690.72 per share of common stock outstanding.

Effective December 28, 2012, the Company reduced the exercise price of 4,645 stock option grants, representing all outstanding options with exercise prices in excess of $400, to $400 per share. No other terms of the awards were modified. The exercise price reductions resulted in an expected $0.6 million of incremental stock-based compensation expense, of which $0.3 million was recorded during both the Fiscal 2013 Predecessor Period and Fiscal 2012.

On May 15, 2013, the Company paid a dividend to its shareholders totaling $141.9 million, or $980 per share.

Effective May 14, 2013, Holding I’s Board of Directors accelerated the vesting of stock options granted under its 2007 Stock Incentive Plan such that all outstanding and unvested stock options became immediately and fully vested. The 11,340 total outstanding stock options were then contributed by the option holders to Holding II in exchange for options to acquire shares of common stock of Holding II. Following the May 15, 2013 Holding II dividend, the exercise prices of all outstanding stock options were reduced by $380, from $400 to $20 per share. As a result of the acceleration of vesting and exercise price reductions of outstanding stock options, the Company recognized incremental stock-based compensation expense of $3.1 million within administrative expenses in the consolidated statement of comprehensive (loss) income during the Fiscal 2013 Predecessor Period.

On May 16, 2013, following the May 15, 2013 dividend, the Company awarded make-whole payments to holders of stock options under the 2007 Stock Incentive Plan in amounts of $600 per stock option, representing the difference between the per share dividend paid to Holding II stockholders and the reduction in the exercise price of the stock options. These payments, totaling $6.8 million, were recorded within administrative expenses in the consolidated statement of comprehensive (loss) income during the Fiscal 2013 Predecessor Period. Additionally, between May 20 and May 22, 2013, all outstanding stock options were exercised, which resulted in cash proceeds of $0.2 million.

The following table summarizes the status and changes of stock options outstanding under the Stock Plan (dollars in thousands):

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding – January 1, 2011	11,465	$658
Forfeited	(125)	1,040

Outstanding – December 31, 2011	11,340	654
Outstanding – December 29, 2012	11,340	400
Exercised	(11,340)	20

Outstanding – November 30, 2013	—	—

Outstanding – December 28, 2013	—	$—

Compensation expense recognized in connection with the Stock Plan amounted to $3.8 million, $1.1 million and $1.1 million for the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively, and is included in administrative expenses in the consolidated statements of comprehensive (loss) income.

The Company determines the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The determination of fair value using the Black-Scholes option pricing model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes option pricing model include the value of the common stock, the expected life, expected volatility of the stock, the risk-free interest rate, and estimated forfeitures. The value of the common stock related to the current year option grants was determined by management with the assistance of a third-party valuation firm. The estimated life was equal to the award’s expected term which was estimated using the simplified method. Expected stock price volatility was based on the expected volatility of a peer group that had actively traded stock during the period immediately preceding the share-based award grant. The risk-free rate of interest was based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award. Estimated forfeitures are based on historical data, as well as management’s current expectations, the Company does not expect any forfeitures.

The Company’s outstanding stock options represent non-qualified stock options for income tax purposes. As such, the stock option grants result in the creation of a deferred tax asset until the time that such stock option is exercised.

There was no unrecognized non-vested stock-based compensation expense relating to the options at December 28, 2013.

13. RELATED PARTY TRANSACTIONS

The Company was a party to a Transaction and Monitoring Fee Agreement with MSPE and Graycliff Partners LP (“Graycliff”). In consideration of services provided, the Company paid an annual monitoring fee of $0.8 million to MSPE and $0.2 million to Graycliff, on a quarterly basis. Following the Management Purchase, MSPE and Graycliff are no longer related parties. Monitoring fees of $1.0 million were paid during the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011. This agreement was terminated upon the consummation of the Management Purchase. These fees are included in administrative expenses in the consolidated statements of comprehensive (loss) income.

14. RETIREMENT PLANS

Defined Benefit Plans

Certain former members of management of Tops Markets receive benefits under a nonqualified, unfunded supplemental executive retirement plan (“SERP”). In addition, the Company maintains post-employment benefit plans providing life insurance, disability and medical benefits for certain former employees which are included in other post-retirement plans.

The components of net pension cost related to the SERP and other post-retirement plans are as follows (dollars in thousands):

	Successor	Predecessor
	Fiscal 2013 (4 weeks)	Fiscal 2013 (48 weeks)	Fiscal 2012 (52 weeks)	Fiscal 2011 (52 weeks)
SERP:
Interest cost	$11	$126	$162	$214

Net pension cost	$11	$126	$162	$214

Other Post-Retirement Plans:
Interest cost	$11	$127	$104	$111
Service cost	—	2	3	3

Net pension cost	$11	$129	$107	$114

Estimated future benefit payments related to the SERP and other post-retirement plans are as follows (dollars in thousands):

	SERP	Other Post-Retirement Plans
2014	$629,994	$232,863
2015	594,876	205,234
2016	557,044	199,173
2017	517,295	246,139
2018	475,784	237,849
Subsequent five years	1,730,646	1,109,900

As these plans are unfunded, estimated contributions are expected to equal estimated benefit payments.

The changes in benefit obligation related to the SERP and other post-retirement plans are as follows (dollars in thousands):

	SERP	Other Post-Retirement Plans
Benefit obligation – December 31, 2011	$5,052	$2,657
Interest cost	162	104
Service cost	—	3
Actuarial loss	614	1,785
Total disbursements	(637)	(384)

Benefit obligation – December 29, 2012	5,191	4,165
Predecessor Period:
Interest cost	126	127
Service cost	—	2
Actuarial loss (gain)	27	(397)
Total disbursements	(588)	(288)
Successor Period:
Interest cost	11	11
Service cost	—	—
Actuarial loss (gain)	2	(33)
Total disbursements	—	(36)

Benefit obligation – December 28, 2013	$4,769	$3,551

The following table reflects the changes in accumulated other comprehensive income for the Fiscal 2013 Successor Period, Fiscal 2013 Predecessor Period and Fiscal 2012:

	Successor	Predecessor
	Fiscal 2013 (4 weeks)	Fiscal 2013 (48 weeks)	Fiscal 2012 (52 weeks)
SERP:
Net actuarial loss	$2	$27	$614
Amortization of net loss	(10)	(136)	(91)

Total recognized in other comprehensive (loss) income	$(8)	$(109)	$523

Other Post-Retirement Plans:
Net actuarial (gain) loss	$(34)	$(397)	$1,785
Amortization of net loss	(7)	(85)	—

Total recognized in other comprehensive (loss) income	$(41)	$(482)	$1,785

The benefit plans have no plan assets and have unfunded status equal to their benefit obligations, which have been classified in the consolidated balance sheets as follows (dollars in thousands):

	SERP		Other Post-Retirement Plans
	December 28, 2013	December 29, 2012	December 28, 2013	December 29, 2012
Accrued expenses and other current liabilities	$630	$620	$233	$236
Other long-term liabilities	4,139	4,571	3,318	3,929

Total liability	$4,769	$5,191	$3,551	$4,165

Discount rate assumptions used to determine benefit obligations are as follows:

SERP		Other Post-Retirement Plans
December 28, 2013	December 29, 2012	December 28, 2013	December 29, 2012
3.56%	2.80%	4.59%	3.40%

Discount rate assumptions used to determine net pension cost are as follows:

	Successor	Predecessor
	Fiscal 2013 (4 weeks)	Fiscal 2013 (48 weeks)	Fiscal 2012 (52 weeks)	Fiscal 2011 (52 weeks)
SERP	2.80%	2.80%	3.40%	4.70%
Other post-retirement plans	3.40%	3.40%	4.10%	4.70%

The measurement date for the SERP and other post-retirement plans was December 31, 2013.

For guidance in determining the discount rate, the Company calculates the implied rate of return by matching the cash flows from the plans to a yield curve of returns available on high-quality corporate bonds at the measurement date. The discount rate assumption is reviewed annually and revised as deemed appropriate. After the purchase of Tops by Holding, the Company ceased participation in the SERP and other post-retirement plans.

Assumed health care cost trend rates used in the calculation of benefit obligations related to the medical benefits portion of other post-retirement plans are as follows:

	December 28, 2013	December 29, 2012
Initial health care cost trend rate	6.00%	6.50%
Ultimate health care cost trend rate	5.00%	5.00%
Year to reach ultimate trend rate	2016	2016

Other Benefit Plans

The Company maintains a defined contribution 401(k) plan that provides that under certain circumstances the Company will make matching contributions of up to 100% of the first 3%, and 50% of the next 2%, of a participant’s eligible compensation. The Company incurred $0.2 million, $2.6 million, $2.5 million and $2.5 million of expense related to this 401(k) plan during the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, respectively.

Multiemployer Pension Plans

The Company contributes to pension plans for our supermarket employees represented by United Food and Commercial Workers, District Union Local One (EIN 16-6144007) and for our distribution employees represented by Teamsters Local 264 (EIN 16-6063585). These plans generally provide retirement benefits to participants based on their years of service to contributing employers. The retirement benefits provided by these plans are generally not negotiated by participating employers. During the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, the Company made contributions of $0.8 million, $9.2 million, $9.4 million and $8.9 million, respectively, to these plans.

The risks of participating in a multiemployer pension plan are different from a single-employer pension plan in the following respects:

a)	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;

b)	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and

c)	If the Company stops participating in the multiemployer pension plan, it may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company’s participation in these plans is outlined in the following table. The “EIN / Plan Number” column provides the Employer Identification Numbers, or EINs, and the Plan Numbers. The most recent Pension Protection Act Zone Status available in 2013 and 2012 is for the plan years ending December 31, 2012, and December 31, 2011, respectively. The zone status is based on information that the Company received from the plans. Among other factors, generally, plans in critical status (“red zone”) are less than 65 percent funded, plans in endangered or seriously endangered status (“yellow zone” or “orange zone”, respectively) are less than 80 percent funded, and plans at least 80 percent funded are said to be in the “green zone.” The “FIP/RP Status Pending / Implemented” column indicates plans for which a funding improvement plan, or FIP, or a rehabilitation plan, or RP, is either pending or has been implemented by the trustees of the plan.

					FIP/RP		Expiration Dates
	Pension Protection		Tops 5% of Total		Status		of Collective
	Act Zone Status		Contributions		Pending /	Surcharge	Bargaining
EIN / Plan Number	2013	2012	2013	2012	Implemented	Imposed	Agreements
16-6144007 / 001	Red	Red	Yes	Yes	Implemented	No	March 30, 2014 – October 3, 2015
16-6063585 / 074	Red	Red	No	No	Implemented	No	August 10, 2016

On December 22, 2013, Tops Markets acquired all of the membership interests of Erie Logistics, LLC (“Erie Logistics”) and certain other assets from C&S Wholesale Grocers, LLC (“C&S”). Erie Logistics operates the Company’s warehouse distribution facility located in Lancaster, New York and employs the warehouse personnel at the facility, all of whom are represented by Teamsters Local 264. Under its supply agreement with Tops Markets, C&S, through Erie Logistics, had operated the Lancaster facility since 2002.

In late January 2014, the Company received notice that the New York State Teamsters Conference Pension and Retirement Fund (the “Fund”) had suspended Erie Logistics as a participating employer in the Fund pending the Fund’s investigation into the acquisition. This suspension was retroactive to the effective date of our acquisition of Erie Logistics from C&S. Counsel to the Fund has asserted that the focus of this investigation is to obtain information in part to allow the Fund to assess whether to permit Erie Logistics to participate in the Fund following the acquisition.

The Company has disputed the Fund’s imposition of a “suspension” and believe that the Fund’s actions violate ERISA, the existing participation agreements between Erie Logistics and the Fund, and the fiduciary duties of the trustees of the Fund. Notwithstanding the suspension, the Company has continued to make contributions to the Fund for the Erie Logistics associates as required by the collective bargaining agreements with Teamsters Local 264. The Fund has rejected and returned these contributions pending completion of its investigation. The Company has established a separate interest bearing account to hold these contributions. During the pendency of the suspension, the participating Erie Logistics’ associates are receiving no service credits for work after December 22, 2013.

The Company has not recorded any reserve for this matter as a loss is not considered probable. If it were determined that Erie Logistics may not participate in the Fund, this determination would result in Erie Logistics’ involuntary withdrawal from the Fund for which the Company would bear financial responsibility. Under the terms of the purchase agreement for the acquisition, and as a continuation of our prior contractual obligations, the Company retains the obligation to indemnify C&S in the event withdrawal liability is imposed on Erie Logistics for which C&S is jointly liable. The Company will vigorously contest any such withdrawal determination. During the pendency of the proceeding to contest any such determination, ERISA would require that conditional monthly payments of withdrawal liability be made. Although the actuarial estimate of liability for a withdrawal from the Fund in 2013 is $183.3 million, the actual withdrawal liability would be determined based on an average of the three highest consecutive years of Erie Logistics’ annual contributions to the Teamster Fund during the most recent ten year period of its participation and would be payable on a monthly basis over a 20 year period.

15. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

Effective December 22, 2013, the Company modified its existing supply agreement with C&S whereby Tops Markets will resume warehousing and transportation functions while C&S will continue to provide procurement and purchasing services in support of the majority of the Company’s supply chain. This modified supply agreement, which expires on September 24, 2016, sets out the parties’ respective responsibilities for the procurement and purchase of merchandise intended for use or resale in our supermarkets. In consideration for the services it provides under the agreement, C&S is paid a fee based on all merchandise procured and also has incentive income opportunities.

On September 24, 2012, the Company entered into a supplemental supply agreement with C&S to provide similar services in support of the 21 supermarkets acquired in the GU Acquisition. This agreement expires on September 23, 2022.

Effective May 1, 2013, Tops Markets entered into a member participation agreement with Topco, a procurement cooperative for food retailers and wholesalers, for the supply of substantially all of the Company’s prescription drugs. Tops Markets must purchase 95% of its branded and generic prescription merchandise through Topco. This agreement expires February 28, 2017. The Company’s previous supply agreement for these products with McKesson Corporation was terminated without penalty.

Effective July 24, 2010, the Company extended its existing IT outsourcing agreement with HP Enterprise Services, LLC (formerly known as Electronic Data Systems, LLC), or HP through December 31, 2017 to provide a wide range of information systems services. Under the agreement, HP provides data center operations, mainframe processing, business applications and systems development to enhance the Company’s customer service and efficiency. The charges under this agreement are based upon the services requested at predetermined rates.

The costs of these purchase commitments are not reflected in the Company’s consolidated balance sheets.

Asset Retirement Obligations

The changes in the Asset Retirement Obligations are as follows (dollars in thousands):

Balance – December 31, 2011	$2,631
Obligations of acquired supermarkets	393
Accretion of liability	235

Balance – December 29, 2012	3,259
Predecessor Period:
Obligations of acquired/new supermarkets	125
Accretion of liability	269
Settlement of obligations	(65)
Successor Period:
Decrease of expected future cost of obligations	(705)
Accretion of liability	22

Balance – December 28, 2013	$2,905

Environmental Liabilities

The Company is contingently liable for potential environmental issues of some of its properties. As the Company is unaware of environmental issues that are expected to materially impact the Company’s consolidated financial statements as a whole, no amounts were accrued as of December 28, 2013 or December 29, 2012.

Collective Bargaining Agreements

The Company employs approximately 15,100 associates. Approximately 81% of these associates are members of United Food and Commercial Workers, or UFCW, District Union Local One, or Local One, or two other UFCW unions. Approximately 4.3% are members of Teamsters Local 264, working within our Distribution facilities. All other associates are non-union, with approximately 23% serving in the Company’s supermarkets acquired in the GU Acquisition. The Company is a party to six collective bargaining agreements with Local One expiring between March 2014 and October 2015. The Company has a non-Local One UFCW collective bargaining agreement expiring in February 2015, and the Company has signed an agreement related to another non-Local One UFCW collective bargaining agreement that expires in April 2016. The Company is also party to three collective bargaining agreements with Teamster Local 264, an Affiliate of the International Brotherhood of Teamsters expiring August 2016.

Legal Proceedings

The Company is unaware of legal proceedings that are expected to materially impact the Company’s condensed consolidated financial statements as a whole. No amounts related to legal proceedings were accrued as of December 28, 2013 or December 29, 2012.

16. GUARANTOR FINANCIAL STATEMENTS

The obligations of Holding I, Tops Markets and Tops Markets II Corporation under the Holding I Notes are jointly and severally, fully and unconditionally guaranteed by Holding II, the parent of Holding I, and Tops Gift Card Company, LLC, Tops PT, LLC and Erie Logistics, LLC (“Guarantor Subsidiaries”), all of which are 100% owned subsidiaries of Tops Markets. Holding II was established in May 2013, Tops Gift Card Company, LLC was established in October 2008, Tops PT, LLC was established in January 2010, and Erie Logistics, LLC was acquired in December 2013. Tops Markets and Tops Markets II Corporation are joint issuers of the Holding I notes and are 100% owned by Holding I. Separate financial statements of Holding II, Holding I, Tops Markets, Tops Markets II Corporation and of the Guarantor Subsidiaries are not presented as the guarantees are full and unconditional and Holding II and the Guarantor Subsidiaries are jointly and severally liable thereon.

The following supplemental financial information sets forth, on a condensed consolidating basis, balance sheets as of December 28, 2013 and December 29, 2012 for Holding II, Holding I, Tops Markets, the Guarantor Subsidiaries, and for the Company, statements of comprehensive (loss) income for the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011, and statements of cash flows for the Fiscal 2013 Successor Period, the Fiscal 2013 Predecessor Period, Fiscal 2012 and Fiscal 2011. Supplemental financial information has not been presented for Tops Markets II Corporation as it is a finance subsidiary.

TOPS HOLDING II CORPORATION

CONSOLIDATED BALANCE SHEET

DECEMBER 28, 2013

(Dollars in thousands)

	Tops Holding II Corporation	Tops Holding LLC	Tops Markets, LLC	Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$—	$29,051	$862	$—	$29,913
Accounts receivable, net	—	—	52,453	12,068	—	64,521
Intercompany receivables	—	—	78,963	6,093	(85,056)	—
Inventory, net	—	—	106,487	35,809	—	142,296
Prepaid expenses and other current assets	—	—	7,817	2,938	—	10,755
Income taxes refundable	—	—	110	—	—	110
Current deferred tax assets	—	—	6,129	—	—	6,129

Total current assets	—	—	281,010	57,770	(85,056)	253,724
Property and equipment, net	—	—	317,547	68,034	—	385,581
Goodwill	—	—	51,207	166,199	—	217,406
Intangible assets, net	—	—	142,955	50,384	—	193,339
Other assets	6,309	—	12,999	3,041	(3,363)	18,986
Investment in subsidiaries	161,144	166,844	201,321	—	(529,309)	—

Total assets	$167,453	$166,844	$1,007,039	$345,428	$(617,728)	$1,069,036

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$—	$—	$62,971	$16,729	$—	$79,700
Intercompany payables	—	5,700	6,093	73,263	(85,056)	—
Accrued expenses and other current liabilities	510	—	73,363	24,358	—	98,231
Current portion of capital lease obligations	—	—	7,918	396	—	8,314
Current portion of long-term debt	—	—	2,279	30	—	2,309

Total current liabilities	510	5,700	152,624	114,776	(85,056)	188,554
Capital lease obligations	—	—	111,745	2,541	—	114,286
Long-term debt	148,647	—	518,007	573	(3,041)	664,186
Other long-term liabilities	—	—	26,730	4,740	—	31,470
Non-current deferred tax liabilities	—	—	31,089	21,477	(322)	52,244

Total liabilities	149,157	5,700	840,195	144,107	(88,419)	1,050,740

Total shareholders’ equity	18,296	161,144	166,844	201,321	(529,309)	18,296

Total liabilities and shareholders’ equity	$167,453	$166,844	$1,007,039	$345,428	$(617,728)	$1,069,036

TOPS HOLDING II CORPORATION

CONSOLIDATED BALANCE SHEET

DECEMBER 29, 2012

(Dollars in thousands)

	Tops Holding II Corporation	Tops Holding LLC	Tops Markets, LLC	Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$—	$31,586	$836	$—	$32,422
Accounts receivable, net	—	—	42,578	10,897	—	53,475
Intercompany receivables	—	—	4,750	50,835	(55,585)	—
Inventory, net	—	—	91,298	34,189	—	125,487
Prepaid expenses and other current assets	—	—	7,352	1,971	—	9,323
Income taxes refundable	—	—	237	—	—	237
Current deferred tax assets	—	—	1,316	—	608	1,924

Total current assets	—	—	179,117	98,728	(54,977)	222,868
Property and equipment, net	—	—	280,643	70,006	—	350,649
Goodwill	—	—	15,002	—	—	15,002
Intangible assets, net	—	—	67,262	7,236	—	74,498
Other assets	—	—	36,811	3,041	(26,867)	12,985
Investment in subsidiaries	(181,474)	(176,724)	121,350	—	236,848	—

Total assets	$(181,474)	$(176,724)	$700,185	$179,011	$155,004	$676,002

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$—	$—	$60,429	$17,031	$—	$77,460
Intercompany payables	—	4,750	50,835	—	(55,585)	—
Accrued expenses and other current liabilities	1,798	—	51,981	22,705	(744)	75,740
Current portion of capital lease obligations	—	—	13,955	402	—	14,357
Current portion of long-term debt	—	—	2,271	—	—	2,271
Current deferred tax liabilities	—	—	—	11	(11)	—

Total current liabilities	1,798	4,750	179,471	40,149	(56,340)	169,828
Capital lease obligations	—	—	146,510	2,993	—	149,503
Long-term debt	—	—	498,487	—	(3,041)	495,446
Other long-term liabilities	—	—	33,284	5,587	—	38,871
Non-current deferred tax liabilities	—	—	18,350	8,932	(21,656)	5,626

Total liabilities	1,798	4,750	876,102	57,661	(81,037)	859,274

Total shareholders’ (deficit) equity	(183,272)	(181,474)	(175,917)	121,350	236,041	(183,272)

Total liabilities and shareholders’ (deficit) equity	$(181,474)	$(176,724)	$700,185	$179,011	$155,004	$676,002

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FISCAL 2013 SUCCESSOR PERIOD

(Dollars in thousands)

	Tops Holding II Corporation	Tops Holding LLC	Tops Markets, LLC	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$153,037	$44,546	$(260)	$197,323
Cost of goods sold	—	—	(109,655)	(30,259)	—	(139,914)
Distribution costs	—	—	(2,284)	(1,185)	—	(3,469)

Gross profit	—	—	41,098	13,102	(260)	53,940
Operating expenses:
Wages, salaries and benefits	—	—	(20,085)	(6,713)	—	(26,798)
Selling and general expenses	—	—	(7,220)	(2,337)	260	(9,297)
Administrative expenses	—	—	(5,051)	(1,323)	—	(6,374)
Rent expense, net	—	—	(1,391)	(732)	—	(2,123)
Depreciation and amortization	—	—	(4,464)	(743)	—	(5,207)
Advertising	—	—	(1,536)	(436)	—	(1,972)

Total operating expenses	—	—	(39,747)	(12,284)	260	(51,771)
Operating income	—	—	1,351	818	—	2,169
Interest expense, net	(1,075)	—	(5,366)	(4)	—	(6,445)
Equity (loss) income from subsidiaries	(1,538)	(1,538)	491	—	2,585	—

(Loss) income before income taxes	(2,613)	(1,538)	(3,524)	814	2,585	(4,276)
Income tax benefit (expense)	—	—	1,986	(323)	—	1,663

Net (loss) income	(2,613)	(1,538)	(1,538)	491	2,585	(2,613)
Other comprehensive income	49	49	49	—	(98)	49

Comprehensive (loss) income	$(2,564)	$(1,489)	$(1,489)	$491	$2,487	$(2,564)

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FISCAL 2013 PREDECESSOR PERIOD

(Dollars in thousands)

	Tops Holding II Corporation	Tops Holding LLC	Tops Markets, LLC	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$1,758,128	$526,369	$(981)	$2,283,516
Cost of goods sold	—	—	(1,239,456)	(350,394)	—	(1,589,850)
Distribution costs	—	—	(33,797)	(11,786)	—	(45,583)

Gross profit	—	—	484,875	164,189	(981)	648,083
Operating expenses:
Wages, salaries and benefits	—	—	(235,081)	(79,955)	—	(315,036)
Selling and general expenses	—	—	(81,652)	(26,753)	981	(107,424)
Administrative expenses	(10,893)	(950)	(63,101)	(16,229)	—	(91,173)
Rent expense, net	—	—	(14,387)	(8,455)	—	(22,842)
Depreciation and amortization	—	—	(39,979)	(11,261)	—	(51,240)
Advertising	—	—	(14,776)	(4,460)	—	(19,236)
Impairment	—	—	(1,620)	—	—	(1,620)

Total operating expenses	(10,893)	(950)	(450,596)	(147,113)	981	(608,571)
Operating (loss) income	(10,893)	(950)	34,279	17,076	—	39,512
Interest expense, net	(7,926)	—	(56,380)	(152)	—	(64,458)
Equity (loss) income from subsidiaries	(7,760)	(6,810)	10,222	—	4,348	—

(Loss) income before income taxes	(26,579)	(7,760)	(11,879)	16,924	4,348	(24,946)
Income tax benefit (expense)	—	—	5,069	(6,702)	—	(1,633)

Net (loss) income	(26,579)	(7,760)	(6,810)	10,222	4,348	(26,579)
Change in postretirement benefit obligation	590	590	590	—	(1,180)	590

Comprehensive (loss) income	$(25,989)	$(7,170)	$(6,220)	$10,222	$3,168	$(25,989)

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FISCAL 2012

(Dollars in thousands)

	Tops Holding II Corporation	Tops Holding LLC	Tops Markets, LLC	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$1,795,842	$570,762	$(1,265)	$2,365,339
Cost of goods sold	—	—	(1,274,836)	(379,257)	—	(1,654,093)
Distribution costs	—	—	(33,901)	(12,762)	—	(46,663)

Gross profit	—	—	487,105	178,743	(1,265)	664,583
Operating expenses:
Wages, salaries and benefits	—	—	(233,362)	(87,264)	—	(320,626)
Selling and general expenses	—	—	(74,275)	(26,831)	1,265	(99,841)
Administrative expenses	(2,078)	(950)	(60,499)	(18,877)	—	(82,404)
Rent expense, net	—	—	(12,350)	(8,875)	—	(21,225)
Depreciation and amortization	—	—	(39,197)	(13,420)	—	(52,617)
Advertising	—	—	(14,307)	(5,007)	—	(19,314)

Total operating expenses	(2,078)	(950)	(433,990)	(160,274)	1,265	(596,027)
Operating (loss) income	(2,078)	(950)	53,115	18,469	—	68,556
Loss on debt extinguishment	—	—	(31,205)	—	—	(31,205)
Interest expense, net	—	—	(58,706)	(187)	—	(58,893)
Equity (loss) income from subsidiaries	(20,872)	(19,922)	11,042	—	29,752	—

(Loss) income before income taxes	(22,950)	(20,872)	(25,754)	18,282	29,752	(21,542)
Income tax benefit (expense)	—	—	5,832	(7,240)	—	(1,408)

Net (loss) income	(22,950)	(20,872)	(19,922)	11,042	29,752	(22,950)
Change in postretirement benefit obligation	(2,309)	(2,309)	(2,309)	—	4,618	(2,309)

Comprehensive (loss) income	$(25,259)	$(23,181)	$(22,231)	$11,042	$34,370	$(25,259)

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FISCAL 2011

(Dollars in thousands)

	Tops Holding II Corporation	Tops Holding LLC	Tops Markets, LLC	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$1,774,927	$581,858	$(1,293)	$2,355,492
Cost of goods sold	—	—	(1,260,068)	(390,098)	—	(1,650,166)
Distribution costs	—	—	(31,638)	(12,551)	—	(44,189)

Gross profit	—	—	483,221	179,209	(1,293)	661,137
Operating expenses:
Wages, salaries and benefits	—	—	(228,947)	(88,791)	—	(317,738)
Selling and general expenses	—	—	(73,186)	(31,260)	1,293	(103,153)
Administrative expenses	(1,768)	(950)	(57,080)	(19,982)	—	(79,780)
Rent expense, net	—	—	(9,707)	(9,149)	—	(18,856)
Depreciation and amortization	—	—	(38,812)	(12,393)	—	(51,205)
Advertising	—	—	(13,292)	(5,497)	—	(18,789)
Impairment	—	—	—	(2,791)	—	(2,791)

Total operating expenses	(1,768)	(950)	(421,024)	(169,863)	1,293	(592,312)
Operating (loss) income	(1,768)	(950)	62,197	9,346	—	68,825
Interest expense, net	—	—	(61,469)	(229)	—	(61,698)
Equity income from subsidiaries	7,600	8,550	5,507	—	(21,657)	—

Income before income taxes	5,832	7,600	6,235	9,117	(21,657)	7,127
Income tax benefit (expense)	—	—	2,315	(3,610)	—	(1,295)

Net income	5,832	7,600	8,550	5,507	(21,657)	5,832
Change in postretirement obligation	(925)	(925)	(925)	—	1,850	(925)

Comprehensive income	$4,907	$6,675	$7,625	$5,507	$(19,807)	$4,907

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

FISCAL 2013 SUCCESSOR PERIOD

(Dollars in thousands)

	Tops Holding II Corporation	Tops Holding LLC	Tops Markets, LLC	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(10,204)	$(141,427)	$150,178	$1,074	$—	$(379)
Cash flows used in investing activities:
Cash paid for property and equipment	—	—	(6,038)	(196)	—	(6,234)
Change in intercompany receivables position	—	—	(141,427)	(837)	142,264	—

Net cash used in investing activities	—	—	(147,465)	(1,033)	142,264	(6,234)

Cash flows provided by (used in) financing activities:
Capital contributions	7,656	7,656	—	—	(15,312)	—
Dividend to shareholders	—	(7,656)	(7,656)	—	15,312	—
Change in intercompany payables position	—	141,427	837	—	(142,264)	—
Borrowings on 2017 ABL Facility	—	—	62,200	—	—	62,200
Repayments on 2017 ABL Facility	—	—	(49,900)	—	—	(49,900)
Principal payments on capital leases	—	—	(607)	(35)	—	(642)
Deferred financing costs paid	—	—	(378)	—	—	(378)
Change in bank overdraft position	—	—	98	—	—	98
Repayments of long-term debt borrowings	—	—	—	(1)	—	(1)

Net cash provided by (used in) financing activities	7,656	141,427	4,594	(36)	(142,264)	11,377

Net (decrease) increase in cash and cash equivalents	(2,548)	—	7,307	5	—	4,764
Cash and cash equivalents – beginning of period	2,548	—	21,744	857	—	25,149

Cash and cash equivalents – end of period	$—	$—	$29,051	$862	$—	$29,913

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

FISCAL 2013 PREDECESSOR PERIOD

(Dollars in thousands)

	Tops Holding II Corporation	Tops Holding LLC	Tops Markets, LLC	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$—	$(950)	$34,551	$26,448	$—	$60,049
Cash flows used in investing activities:
Cash paid for property and equipment	—	—	(44,471)	(3,466)	—	(47,937)
Acquisition of independent supermarkets	—	—	(5,995)	—	—	(5,995)
Change in intercompany receivables position	—	—	(950)	(22,586)	23,536	—

Net cash used in investing activities	—	—	(51,416)	(26,052)	23,536	(53,932)

Cash flows provided by (used in) financing activities:
Proceeds from long-term debt borrowings	148,500	—	—	—	—	148,500
Dividend to shareholders	(141,920)	(50)	(50)	—	100	(141,920)
Purchase of shares	(4,259)	—	—	—	—	(4,259)
Stock option exercises	227	—	—	—	—	227
Capital contributions	50	50	—	—	(100)	—
Contribution to Tops MBO Corporation	(50)	—	—	—	—	(50)
Change in intercompany payables position	—	950	22,586	—	(23,536)	—
Borrowings on 2017 ABL Facility	—	—	346,200	—	—	346,200
Repayments on 2017 ABL Facility	—	—	(338,700)	—	—	(338,700)
Principal payments on capital leases	—	—	(13,073)	(368)	—	(13,441)
Deferred financing costs paid	—	—	(9,358)	—	—	(9,358)
Change in bank overdraft position	—	—	(310)	—	—	(310)
Repayments of long-term debt borrowings	—	—	(272)	(7)	—	(279)

Net cash provided by (used in) financing activities	2,548	950	7,023	(375)	(23,536)	(13,390)

Net increase (decrease) in cash and cash equivalents	2,548	—	(9,842)	21	—	(7,273)
Cash and cash equivalents – beginning of period	—	—	31,586	836	—	32,422

Cash and cash equivalents – end of period	$2,548	$—	$21,744	$857	$—	$25,149

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

FISCAL 2012

(Dollars in thousands)

	Tops Holding II Corporation	Tops Holding LLC	Tops Markets, LLC	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$—	$(950)	$47,029	$40,928	$—	$87,007
Cash flows used in investing activities:
Cash paid for property and equipment	—	—	(30,329)	(7,236)	—	(37,565)
Acquisition of Grand Union supermarkets	—	—	(27,640)	—	—	(27,640)
Acquisition of independent supermarkets	—	—	(3,304)	—	—	(3,304)
Proceeds from insurable loss recovery	—	—	—	1,455	—	1,455
Change in intercompany receivables position	—	—	(950)	(34,785)	35,735	—

Net cash used in investing activities	—	—	(62,223)	(40,566)	35,735	(67,054)

Cash flows provided by (used in) financing activities:
Proceeds from long-term debt borrowings	—	—	460,000	—	—	460,000
Repayments of long-term debt borrowings	—	—	(350,452)	—	—	(350,452)
Dividend to shareholders	—	—	(100,000)	—	—	(100,000)
Borrowings on 2017 ABL Facility	—	—	35,000	—	—	35,000
Borrowings on 2013 ABL Facility	—	—	158,800	—	—	158,800
Repayments on 2013 ABL Facility	—	—	(163,800)	—	—	(163,800)
Debt extinguishment costs incurred	—	—	(20,901)	—	—	(20,901)
Principal payments on capital leases	—	—	(12,962)	(356)	—	(13,318)
Deferred financing costs incurred	—	—	(11,943)	—	—	(11,943)
Change in bank overdraft position	—	—	(98)	—	—	(98)
Change in intercompany payables position	—	950	34,785	—	(35,735)	—

Net cash provided by (used in) financing activities	—	950	28,429	(356)	(35,735)	(6,712)

Net increase in cash and cash equivalents	—	—	13,235	6	—	13,241
Cash and cash equivalents – beginning of year	—	—	18,351	830	—	19,181

Cash and cash equivalents – end of year	$—	$—	$31,586	$836	$—	$32,422

TOPS HOLDING II CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

FISCAL 2011

(Dollars in thousands)

	Tops Holding II Corporation	Tops Holding LLC	Tops Markets, LLC	Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$—	$(950)	$48,437	$21,164	$—	$68,651
Cash flows used in investing activities:
Cash paid for property and equipment	—	—	(25,405)	(20,170)	—	(45,575)
Cash paid for intangible assets	—	—	(1,527)	—	—	(1,527)
Proceeds from sale of assets	—	—	—	1,284	—	1,284
Proceeds from insurable loss recovery	—	—	—	609	—	609
Change in intercompany receivables position	—	—	(950)	(2,464)	3,414	—

Net cash used in investing activities	—	—	(27,882)	(20,741)	3,414	(45,209)

Cash flows provided by (used in) financing activities:
Borrowings on 2013 ABL Facility	—	—	612,900	—	—	612,900
Repayments on 2013 ABL Facility	—	—	(622,900)	—	—	(622,900)
Principal payments on capital leases	—	—	(10,838)	(323)	—	(11,161)
Change in intercompany payables position	—	950	2,464	—	(3,414)	—
Proceeds from long-term debt borrowings	—	—	—	—	—	—
Repayments of long-term debt borrowings	—	—	(409)	—	—	(409)
Deferred financing costs incurred	—	—	(57)	—	—	(57)
Change in bank overdraft position	—	—	(53)	—	—	(53)

Net cash provided by (used in) financing activities	—	950	(18,893)	(323)	(3,414)	(21,680)

Net increase in cash and cash equivalents	—	—	1,662	100	—	1,762
Cash and cash equivalents – beginning of year	—	—	16,689	730	—	17,419

Cash and cash equivalents – end of year	$—	$—	$18,351	$830	$—	$19,181

17. QUARTERLY DATA (UNAUDITED)

The table below reflects the unaudited results of operations for Fiscal 2013 and Fiscal 2012 (Dollars in thousands).

	Predecessor Period				Successor Period(4)
Fiscal 2013	16-week period ended April 20, 2013	12-week period ended July 13, 2013	12-week period ended October 5, 2013	8-week period ended November 30, 2013	4-week period ended December 28, 2013
Net sales	$735,809	$601,275	$572,454	$373,978	$197,323
Gross profit	208,141	170,578	163,401	105,963	53,940
Operating income (loss) (1) (2)	15,198	11,804	17,483	(4,973)	2,169
Income tax (expense) benefit	(427)	(378)	(378)	(450)	1,663
Net loss(1) (2) (3)	(4,201)	(5,316)	(140)	(16,922)	(2,613)

Fiscal 2012	16-week period ended April 21, 2012	12-week period ended July 14, 2012	12-week period ended October 6, 2012	12-week period ended December 29, 2012
Net sales	$704,380	$562,361	$538,431	$560,167
Gross profit	199,906	160,336	149,863	154,478
Operating income	19,333	23,559	18,449	7,215
Income tax expense	(370)	(352)	(339)	(347)
Net income (loss)(3)	651	9,498	4,704	(37,803)

(1)	Operating income and net loss for the 12-week period ended July 13, 2013 includes $6.8 million of bonuses paid to stock option holders following the May 2013 dividend, and incremental stock-based compensation expense of $3.1 million associated with stock option modifications.
(2)	The operating loss and net loss for the 8-week period ended November 30, 2013 includes $14.8 million of transaction costs associated with the Management Purchase.
(3)	The net loss for the 12-week period ended December 29, 2012 includes a $31.2 million loss on debt extinguishment related to the December 2012 financing transactions. See Note 9 for further discussion.
(4)	The Fiscal 2013 Successor Period reflects acquisition accounting for the Management Purchase that resulted in the revaluation of certain assets and liabilities as of the acquisition date. See Note 2 for further discussion.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of December 28, 2013, the Chief Executive Officer and the Chief Financial Officer, together with other members of the finance and accounting organization, evaluated the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that those disclosure controls and procedures were effective as of December 28, 2013.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Company’s internal control over financial reporting during the fiscal quarter ended December 28, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the Company’s internal control over financial reporting was effective as of December 28, 2013.

This 10-K does not include an attestation report of the Company’s registered public accounting firm regarding its internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	The following documents are filed as part of this report.

(1)	Consolidated Financial Statements: See Item 8 of Part II of this 10-K.

(2)	Financial Statement Schedules.

a.	Schedule I – Condensed Financial Information of Tops Holding II Corporation

b.	Schedule II – Valuation and Qualifying Accounts

c.	All other schedules are omitted because they are not required or do not apply, or the required information is included elsewhere in the consolidated financial statements or notes thereto.

(b)	Exhibits are incorporated herein by reference or are filed with this report as indicated below.

Exhibit No.

3.1**	Certificate of Formation of Tops Holding LLC. (filed as Exhibit 3.1 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

3.2**	Limited Liability Company Agreement of Tops Holding LLC. (filed as Exhibit 3.2 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

3.3**	Articles of Organization of Tops Markets, LLC. (filed as Exhibit 3.3 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

3.4**	Amended and Restated Operating Agreement of Tops Markets, LLC. (filed as Exhibit 3.4 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

3.5**	Certificate of Incorporation of Tops Markets II Corporation. (filed as Exhibit 3.5 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

3.6**	By-laws of Tops Markets II Corporation. (filed as Exhibit 3.6 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

3.7**	Articles of Organization of Tops PT, LLC. (filed as Exhibit 3.6 to Tops Holding Corporation and Tops Markets, LLC’s Registration Statement on Form S-4 filed July 12, 2010 (File No. 333-168065), and incorporated herein by reference).

3.8**	Operating Agreement of Tops PT, LLC. (filed as Exhibit 3.7 to Tops Holding Corporation and Tops Markets, LLC’s Registration Statement on Form S-4 filed July 12, 2010 (File No. 333-168065), and incorporated herein by reference).

3.9**	Articles of Organization of Tops Gift Card Company, LLC. (filed as Exhibit 3.8 to Tops Holding 333- Corporation and Tops Markets, LLC’s Registration Statement on Form S-4 filed July 12, 2010 (File No. 168065), and incorporated herein by reference).

3.10**	Operating Agreement of Tops Gift Card Company, LLC. (filed as Exhibit 3.9 to Tops Holding Corporation and Tops Markets, LLC’s Registration Statement on Form S-4 filed July 12, 2010 (File No. 333-168065), and incorporated herein by reference).

3.11**	Certificate of Incorporation of Tops Holding II Corporation. (filed as Exhibit 3.11 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

3.12**	By-laws of Tops Holding II Corporation. (filed as Exhibit 3.12 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

4.1**	Indenture, dated as of December 20, 2012, among Tops Holding Corporation and Tops Markets, LLC, the guarantors named therein, and U.S. Bank National Association, as trustee and collateral agent. (filed as Exhibit 4.1 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

4.2**	Registration Rights Agreement, dated December 20, 2012 among Tops Holding Corporation, Tops Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, BMO Capital Markets Corp. and Wells Fargo Securities, LLC. (filed as Exhibit 4.2 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

4.3**	Interecreditor Agreement, dated as of December 20, 2012, between Bank of America, N.A., as Initial ABL Agent, and U.S. Bank National Association, as Collateral Agent, and acknowledged by Tops Holding Corporation, Tops Markets, LLC, and the other persons signatory thereto. (filed as Exhibit 4.3 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

4.4**	Security Agreement, dated as of December 20, 2012 among Tops Holding Corporation and Tops Markets, LLC, As Issuers, the Guarantors party thereto and U.S. Bank National Association, as Collateral Agent. (filed as Exhibit 4.4 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

4.5**	Indenture, dated May 15, 2013, between Tops Holding II Corporation and U.S. Bank National Association, as trustee and collateral agent. (filed as Exhibit 4.5 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

4.6**	Registration Rights Agreements, dated as of May 15, 2013, among Tops Holding II Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC. (filed as Exhibit 4.6 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

4.7**	Shareholders’ Agreement, dated as of November 29, 2013 among Tops MBO Corporation, its shareholders identified therein, Tops Holding II Corporation and its shareholders identified therein. (filed as Exhibit 4.7 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4/A filed December 3, 2013 (File No. 333- 168065), and incorporated herein by reference).

4.8**	Supplemental Indenture, dated as of May 15, 2013, to the Indenture, dated as of December 20, 2012, among Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation, the guarantors named therein, and U.S. Bank National Association, as trustee and as collateral agent. (filed as Exhibit 4.8 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

4.9**	Second Supplemental Indenture, dated as of August 20, 2013, to the Indenture, dated as of December 20, 2012, among Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation, Tops Holding II Corporation, the guarantors named therein, and U.S. Bank National Association, as trustee and collateral agent. (filed as Exhibit 4.9 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

4.10**	Third Supplemental Indenture dated as of November 20, 2013, to the Indenture, dated as of December 20, 2012, among Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation, Tops Holding II Corporation, the guarantors named therein, and U.S. Bank National Association, as trustee and as collateral agent. (filed as Exhibit 4.10 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4/A filed December 3, 2013 (File No. 333-168065), and incorporated herein by reference).

4.11**	Fourth Supplemental Indenture dated as of November 20, 2013, to the Indenture, dated as of December 20, 2012, among Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation, Tops Holding II Corporation, the guarantors named therein, and U.S. Bank National Association, as trustee and as collateral agent. (filed as Exhibit 4.11 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4/A filed December 3, 2013 (File No. 333-168065), and incorporated herein by reference).

10.1**	Amended and Restated Credit Agreement, dated as of December 14, 2012, among Tops Markets, LLC, as the Lead Borrower, the other Borrowers and Guarantors party thereto, the various Lenders party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC, as Joint Lead Arrangers and Joint Bookrunners, and Bank of America, N.A., as Administrative Agent, Collateral Agent, Swing Line Lender and L/C Issuer. (filed as Exhibit 10.1 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

10.2†	The Supply Agreement, dated as of November 12, 2009 between Tops Markets, LLC and C&S Wholesale Grocers and the other parties thereto. (filed as Exhibit 10.4 to Tops Holding Corporation and Tops Markets, LLC’s Registration Statement on Form S-4 filed July 12, 2010 (File No. 333-168065), and incorporated herein by reference).

10.3††**	Form of Bonus Award Agreement of Tops Holding Corporation. (filed as Exhibit 10.3 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

10.4††**	Tops Holding II Corporation Amended 2007 Stock Option Plan. (filed as Exhibit 10.4 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4 filed September 6, 2013 (File No. 333-191029), and incorporated herein by reference).

10.5††**	Executive Employment Agreement, dated as of November 12, 2007, between Tops Holding Corporation and Frank Curci. (filed as Exhibit 10.10 to Tops Holding Corporation and Tops Markets, LLC’s Registration Statement on Form S-4 filed July 12, 2010 (File No. 333-168065), and incorporated herein by reference).

10.6††**	Executive Employment Agreement, dated as of January 24, 2008, between Tops Markets, LLC and Kevin Darrington. (filed as Exhibit 10.11 to Tops Holding Corporation and Tops Markets, LLC’s Statement on Form S-4 filed July 12, 2010 (File No. 333-168065), and incorporated herein Registration by reference).

10.7††**	Executive Employment Agreement, dated as of May 1, 2010, between Tops Markets, LLC and John Persons. (filed as Exhibit 10.13 to Tops Holding Corporation and Tops Markets, LLC’s Registration Statement on Form S-4/A filed September 3, 2010 (File No. 333-168065), and incorporated herein by reference).

10.8††**	Executive Employment Agreement, dated as of May 1, 2010, between Tops Markets, LLC and Jack Barrett. (filed as Exhibit 10.14 to Tops Holding Corporation and Tops Markets, LLC’s Registration Statement on Form S-4/A filed September 3, 2010 (File No. 333-168065), and incorporated herein by reference).

10.9††**	Executive Employment Agreement, dated as of August 25, 2010, between Tops Markets, LLC and Lynne Burgess. (filed as Exhibit 10.15 to Tops Holding Corporation and Tops Markets, LLC’s Registration Statement on Form S-4/A filed September 3, 2010 (File No. 333-168065), and incorporated herein by reference).

10.10††**	Executive Employment Agreement, dated as of October 7, 2010, between Tops Markets, LLC and William R. Mills. (filed as Exhibit 99.1 to Tops Holding Corporation and Tops Markets, LLC’s Registration Statement on Form 8-K filed October 14, 2010, and incorporated herein by reference).

10.11**	First Amendment to Amended and Restated Credit Agreement, dated as of November 14, 2013, by and among Tops Markets, LLC, the Borrowers party thereto, the Guarantors party thereto, the Lenders party thereto and Bank of America, N.A. as Administrative Agent. (filed as Exhibit 10.11 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4/A filed December 3, 2013 (File No. 333-168065), and incorporated herein by reference).

10.12**	Purchase and Sale Agreement, by and among each of the sellers named therein, Tops MBO Corporation and Tops Holding II Corporation, dated as of November 14, 2013. (filed as Exhibit 10.12 to Tops Holding LLC, Tops Markets, LLC, Tops Markets II Corporation and Tops Holding II Corporation’s Registration Statement on Form S-4/A filed December 3, 2013 (File No. 333-168065), and incorporated herein by reference).

14.1**	Code of Ethics. (filed as Exhibit 14.1 to Tops Holding Corporation’s Annual Report on Form 10-K filed March 29, 2012 (File No. 333-168065), and incorporated herein by reference).

21.1*	List of Subsidiaries (as of December 22, 2013).

31.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Act of 1933, as amended.
††	Management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOPS HOLDING II CORPORATION

By:	/s/ William R. Mills
William R. Mills
Senior Vice President, Chief Financial Officer and Director
March 27, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated on March 27, 2014.

Signature	Title

/s/ Frank Curci Frank Curci	President, Chief Executive Officer and Director and Chairman of the Board (Principal Executive Officer)

/s/ William R. Mills William R. Mills	Senior Vice President, Chief Financial Officer and Director (Principal Financial Officer)

/s/ David Langless David Langless	Vice President, Chief Accounting Officer (Principal Accounting Officer)

/s/ Jack Barrett Jack Barrett	Senior Vice President, Human Resources, Assistant Secretary and Director

/s/ Lynne Burgess Lynne Burgess	Senior Vice President, General Counsel and Secretary and Director

/s/ Kevin Darrington Kevin Darrington	Chief Operating Officer and Director

/s/ John Persons John Persons	Senior Vice President, Operations and Director

Schedule I

TOPS HOLDING II CORPORATION

CONDENSED FINANCIAL INFORMATION OF TOPS HOLDING II CORPORATION

(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

(Dollars in thousands)

	December 28, 2013	December 29, 2012
Assets
Other assets	$6,309	$—
Investment in subsidiary	161,144	(181,474)

Total assets	$167,453	$(181,474)

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accrued expenses and other current liabilities	$510	$1,798

Total current liabilities	510	1,798
Long-term debt	148,647	—

Total liabilities	149,647	1,798

Total shareholders’ equity (deficit)	18,296	(183,272)

Total liabilities and shareholders’ equity (deficit)	$167,453	$(181,474)

Schedule I

TOPS HOLDING II CORPORATION

CONDENSED FINANCIAL INFORMATION OF TOPS HOLDING II CORPORATION

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Dollars in thousands)

	Successor	Predecessor
	Fiscal 2013 (4 weeks)	Fiscal 2013 (48 weeks)	Fiscal 2012 (52 weeks)	Fiscal 2011 (52 weeks)
(Loss) equity income from subsidiary	$(1,538)	$(7,760)	$(20,872)	$7,600
Operating expenses
Administrative expenses	—	(10,893)	(2,078)	(1,768)

Total operating expenses	—	(10,893)	(2,078)	(1,768)

Interest expense, net	(1,075)	(7,926)	—	—
(Loss) income before income taxes	(2,613)	(26,579)	(22,950)	5,832
Net (loss) income	(2,613)	(26,579)	(22,950)	5,832
Change in postretirement benefit obligation	49	590	(2,309)	(925)

Comprehensive (loss) income	$(2,564)	$(25,989)	$(25,259)	$4,907

Schedule I

TOPS HOLDING II CORPORATION

CONDENSED FINANCIAL INFORMATION OF TOPS HOLDING II CORPORATION

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Successor	Predecessor
	Fiscal 2013 (4 weeks)	Fiscal 2013 (48 weeks)	Fiscal 2012 (52 weeks)	Fiscal 2011 (52 weeks)
Net cash used in operating activities	$(10,204)	$—	$—	$—
Cash flows provided by financing activities:
Capital contributions	7,656	50	—	—
Proceeds from long-term debt borrowings	—	148,500	—	—
Dividend to shareholders	—	(141,920)	—	—
Purchase of shares	—	(4,259)	—	—
Stock option exercises	—	227	—	—
Contribution to Tops MBO Corporation	—	(50)	—	—

Net cash provided by financing activities	7,656	2,548	—	—
Net change in cash and cash equivalents	(2,548)	2,548	—	—
Cash and cash equivalents-beginning of period	2,548	—	—	—

Cash and cash equivalents-end of period	$—	$2,548	$—	$—

Schedule II

TOPS HOLDING II CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)

	Balance at Beginning of Period		Additions Charged to Costs and Expenses		Deductions	Balance at End of Period
Fiscal 2011
Self-insurance reserves	$11,733		$7,169		$(3,179)	$15,723
LIFO inventory valuation reserve	9,370		1,333		—	10,703
Valuation allowance for deferred income tax assets	25,797		229		—	26,026
Fiscal 2012
Self-insurance reserves	15,723		8,639		(4,178)	20,184
LIFO inventory valuation reserve	10,703		361		—	11,064
Valuation allowance for deferred income tax assets	26,026		12,007	(1)	—	38,033
Fiscal 2013 Predecessor Period
Self-insurance reserves	20,184		7,000		(4,689)	22,495
LIFO inventory valuation reserve	11,064		(630)		—	10,434
Valuation allowance for deferred income tax assets	38,033		5,896	(2)	—	43,929
Fiscal 2013 Successor Period
Self-insurance reserves	22,495		724		(546)	22,673
LIFO inventory valuation reserve	—	(3)	—		(31)	(31)
Valuation allowance for deferred income tax assets	—	(4)	—		—	—

(1)	Amount includes additional valuation allowance of $1.5 million related to amounts recorded in other comprehensive loss.
(2)	Amount includes a reduction of valuation allowance of $0.2 million related to amounts recorded in other comprehensive loss.
(3)	In connection with acquisition accounting for the Management Purchase, the LIFO inventory valuation reserve was eliminated. See Note 2 to our audited consolidated financial statements included in Item 8 of this 10-K.
(4)	As a result of incremental deferred tax liabilities established in connection with acquisition accounting for the Management Purchase, the valuation allowance for deferred income tax assets was fully reversed. See Notes 2 and 11 to our audited consolidated financial statements included in Item 8 of this 10-K.